As confidentially submitted to the U.S. Securities and Exchange Commission on September 6, 2024.
This draft registration statement has not been publicly filed under the Securities Act of 1933, as amended and all information herein remains strictly confidential.
Registration No. 333-[•]
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Waton Financial Limited
(Exact name of registrant as specified in its charter)
British Virgin Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Suites 3605-06, 36th Floor,
Tower 6, The Gateway,
Harbour City, Tsim Sha Tsui,
Kowloon, Hong Kong
Tel: +852 2853 1818
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
[•]
Tel: [•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Ying Li, Esq. Lisa Forcht, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Tel: 1-212-530-2206	Anthony W. Basch, Esq. Yan (Natalie) Wang, Esq. Benming Zhang, Esq. Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 East Cary Street Richmond, Virginia 23219 Tel: 1-804-771-5700
Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [•], 2024

Waton Financial Limited

[•] Ordinary Shares
This is an initial public offering of [•] ordinary shares, par value US$[0.001] per share (the “Ordinary Shares”), of Waton Financial Limited, a company incorporated in the British Virgin Islands. We expect the initial public offering price will be between US$[•] and US$[•] per Ordinary Share. Prior to this offering, there has been no public market for our Ordinary Shares. We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “WTF.” This offering is contingent upon us listing our Ordinary Shares on the Nasdaq Capital Market. There can be no assurance that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market.
We are an “emerging growth company” as defined under applicable U.S. federal securities laws and are, therefore, eligible for reduced public company reporting requirements. Please read “Implications of Being an Emerging Growth Company” beginning on page 14 of this prospectus for more information.
We are a BVI business company, limited by shares, incorporated in the British Virgin Islands. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Please read “Implications of Being a Foreign Private Issuer” beginning on page 15 of this prospectus for more information.
Investors purchasing shares in this offering are purchasing shares of Waton Financial Limited, a British Virgin Islands holding company, rather than the shares of Waton Financial Limited’s subsidiaries that conduct substantive business operations in Hong Kong. Waton Financial Limited is not a Hong Kong operating company, but is rather a holding company incorporated in the British Virgin Islands. Waton Financial Limited has no material operations of its own, and conducts substantive business operations through its subsidiaries based in Hong Kong. Our subsidiaries are controlled by Waton Financial Limited through equity ownership. For a description of our corporate structure, see “Corporate History and Structure” beginning on page 62. Investors in this offering may never directly hold any equity interests in Waton Financial Limited’s subsidiaries that conduct substantive business operations in Hong Kong.
As used in this prospectus, references to “we”, “us”, “our”, or the “Company” refer to Waton Financial Limited, the British Virgin Islands business company that will issue the Ordinary Shares of this offering and when the financial results of Waton Financial Limited being described, also include its consolidated subsidiaries. References to “WSI” are to Waton Securities International Limited and references to “WTI” are to Waton Technology International Limited; WSI and WTI being Waton Financial Limited’s subsidiaries that conduct substantive business operations in Hong Kong.
Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying our Ordinary Shares.
Waton Financial Limited is a British Virgin Islands holding company with no material operations of its own and conducts its operations in Hong Kong primarily through its subsidiaries, including, Waton Securities International Limited, or WSI, during the fiscal years ended March 31, 2023 and 2024 and Waton Technology International Limited, or WTI, during the fiscal year ended March 31, 2024. Waton Financial Limited holds equity interests in its subsidiaries in Hong Kong, the Cayman Islands and the British Virgin Islands, and does not operate its business through variable interest entities (“VIE”). As of the date of this prospectus, Waton Financial Limited does not have any subsidiaries incorporated in Mainland China. Investors are purchasing the Ordinary Shares of Waton Financial Limited, a British Virgin Islands holding company and not the shares of its subsidiaries. This corporate structure involves unique risks to investors. As a holding company, Waton Financial Limited may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The subsidiaries’ ability to pay dividends to Waton Financial Limited may be restricted by the debt the subsidiaries incur on their own behalf or laws and regulations applicable to them.

See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders.”
We and our subsidiaries face various legal and operational risks and uncertainties associated with being based, or having the majority of the operations, in Hong Kong. Our subsidiaries are headquartered in Hong Kong with no operations in Mainland China. However, since a minimal portion of our subsidiaries’ customers are Mainland China nationals, we and our subsidiaries may become subject to certain PRC laws and regulations as they continue to evolve, and we and our subsidiaries face uncertainties as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would apply to us and our subsidiaries. PRC laws and regulations are sometimes evolving rapidly, and as a result, to the extent that any PRC laws and regulations become applicable to us and/or our subsidiaries in the future, we and/or our subsidiaries may experience material changes in operations, restrictions in our subsidiaries’ ability to accept foreign investments and/or our ability to list on a U.S. or other foreign exchange, significant depreciation of the value of our Ordinary Shares, a complete hindrance of our ability to offer or continue to offer our securities to investors, or the value of such securities may significantly decline or be worthless. For example, if the recent regulatory actions of the PRC government on data security or other data-related laws and regulations were to apply to us and/or our subsidiaries, we and/or our subsidiaries could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings on a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and/or our subsidiaries and may materially and adversely affect our subsidiaries’ business and our results of operations. See “Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — If we were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected. We believe that we are not currently required to obtain permission from or complete any filing procedures with the PRC government to list on a U.S. securities exchange and consummate this offering; however, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of Mainland China, or even when or if such permission is obtained or such filing is completed, it will not be subsequently denied or rescinded. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Based on the opinion of our counsel as to PRC laws, Global Law Office, we are not subject to the Trial Measures. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the further implementation and interpretation of the principle of “substance over form.” If we later find out that we and/or our subsidiaries were to be required to obtain any permission or approval from or were required to complete any filing procedure with the CSRC, the Cyberspace Administration of China (the “CAC”), or other PRC governmental authorities in connection with this offering under PRC law, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities in connection with this offering under the PRC laws, we may be fined or subject to other sanctions.”
Furthermore, the PRC government may influence the Hong Kong operations of an offshore holding company, such as those of our subsidiaries, at any time. These risks could hinder our ability to offer or continue to offer the Ordinary Shares, result in a material adverse change to our subsidiaries’ business operations, and damage our reputation, which could cause the Ordinary Shares to significantly decline in value or become worthless. For a detailed description of risks relating to the potential impact of PRC laws and regulations on our subsidiaries’ business operations, see “Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — We face uncertainties arising from the interpretation and implementation of current and any future PRC laws and regulations.”
We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely our auditor for two consecutive years. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our securities may be prohibited from trading or delisted. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. The auditor of the Company, UHY LLP, is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect. UHY LLP is an independent registered public accounting firm with the PCAOB headquartered in the United States, having its last inspection report dated in October 2023. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.
Since the incorporation of our British Virgin Islands holding company, with the exception of funds received for daily operational purposes from Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder who owns more than 5% of our issued and outstanding Ordinary Shares as of the date of this prospectus, no cash flows have occurred between our holding company and our subsidiaries, except for the provision of a capital contribution to WSI by the Company in the amount of $1 million during the fiscal year ended March 31, 2023. Currently, we do not intend to have our holding company distribute dividends in the future and we do not have a fixed dividend policy. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.” If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our British Virgin Islands holding company and our subsidiaries in the Cayman Islands and Hong Kong. There are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors. However, there is no assurance that any of the above will remain the same. We rely in part on dividends and other distributions on equity paid by our subsidiaries in Hong Kong for our cash and financing requirements, such as the funds necessary to service any debt we may incur. Any such controls or restrictions may adversely affect our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders.”

Following the completion of this offering, our largest shareholder will beneficially own approximately [•]% of the aggregate voting power of our outstanding Ordinary Shares assuming no exercise of the underwriter’s over-allotment option, or approximately [•]% assuming full exercise of the underwriter’s over-allotment option. As such, we will be deemed a “controlled company” within the meaning of the Nasdaq listing standards. We currently do not intend to rely on the corporate governance exemptions afforded to a “controlled company” under the Nasdaq listing standards. However, we may avail ourselves of such exemptions in the future. See “Risk Factors” and “Management”.
	Per Share	Total(4)
Initial public offering price(1)	$	$
Underwriter’s discounts(2)	$	$
Proceeds to the company before expenses(3)	$	$
(1)	Initial public offering price per share is assumed as US$[•] per share, which is the midpoint of the range set forth on the cover page of this prospectus.
(2)	We have agreed to pay the underwriter a discount equal to US$[•]. See also “Underwriting” beginning on page 147 for the complete underwriting arrangements.
(3)	Excludes fees and expenses payable to the underwriter.
(4)	Assumes that the underwriter does not exercise any portion of their over-allotment option.
This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. We have granted the underwriter an option for a period of 45 days after the closing of this offering to purchase up to [•] Ordinary Shares, or 15% of the total number of the Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriter exercises the option in full, and assuming an offering price of US$[•] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, the total gross proceeds to us, before underwriting discounts and expenses, will be US$[•].
The underwriter expects to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on or about [•], 2024.
Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated [•], 2024.

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with information different from what is contained in this prospectus or in any related free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our subsidiaries’ business, and our financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriter have or has done anything that would permit this offering or possession or distribution of this prospectus or any filed free-writing prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Ordinary Shares and the distribution of this prospectus or any filed free writing prospectus outside of the United States.
Until and including [•], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
i

Conventions that Apply to This Prospectus
Unless otherwise indicated or the context requires otherwise, references in this prospectus to:
•	“APP” are to a mobile application;
•
“Broker Cloud solutions” are to a combination of software licensing and related support services (as defined below), securities brokerage services, margin financing services (as defined below) and other related services provided to securities brokers, where securities brokers are provided with a perpetual on-premise licensed trading platform APP with related support services, and the front-, middle- and back-office operation functions and securities trading function where such securities trading orders can be cleared and settled through WSI;

•	“BVI Companies Act” are to BVI Business Companies Act, 2004 as amended from time to time;
•	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, and Taiwan, for the purposes of this prospectus only;
•
“Company”, “we”, “us”, or “our” are to Waton Financial Limited, a BVI business company incorporated under the laws of the British Virgin Islands, and when describing the financial results of Waton Financial Limited, also includes its consolidated subsidiaries, unless the context otherwise indicates;

•	“fintech” are to financial technology;
•	“Group” are to the Company and our subsidiaries, collectively;
•	“HK$” and “Hong Kong dollars” are to the legal currency of Hong Kong;
•	“HKSFC” are to the Securities and Future Commission of Hong Kong;
•	“HKSFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;
•
“mainland China” or “Mainland China” are to the mainland of the People’s Republic of China, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only; the term “Mainland Chinese” has a correlative meaning for the purpose of this prospectus;

•
“margin financing services” are to the margin loans provided by WSI to its customers for their purchase of securities on the secondary market or for their subscription to shares offered under initial public offerings;

•
“Memorandum and Articles of Association” are to the amended and restated memorandum and articles of association which are expected to become effective immediately prior to the completion of this offering, as may be further amended from time to time;

•	“our subsidiaries” are to the Company’s subsidiaries, the financial statements of which are consolidated in the financial statements of the Company;
•	“PRC government”, “PRC governmental authority” or “PRC governmental authorities” are to the government and governmental authorities of mainland China, for the purposes of this prospectus only;
•	“PRC laws” or “PRC laws and regulations” are to the laws and regulations of mainland China, for the purposes of this prospectus only;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Waton Financial Limited, par value US$[0.001] per share;
•
“software licensing and related support services” are to a range of fintech services, including, but not limited to, the licensing of a trading platform APP with securities trading, clearing and settlement functions and the front-, middle- and back-office operation functions, optional cloud-based maintenance and support services, unspecified updates and enhancements, and related support services provided by WSI or WTI to securities brokers and securities-related financial institutions;

•	“US$”, “$”, “U.S. dollars” and “USD” are to the legal currency of the United States;
ii

•	“WSI” are to our wholly-owned subsidiary, Waton Securities International Limited (), a limited liability company incorporated in Hong Kong on April 28, 1989; and
•	“WTI” are to our wholly-owned subsidiary, Waton Technology International Limited (), a limited liability company incorporated in Hong Kong on February 24, 2023.
We conduct business in Hong Kong through our subsidiaries, including WSI, primarily using Hong Kong dollars, the currency of Hong Kong. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of Hong Kong dollars to U.S. dollars, determined as of a specific date or for a specific period. Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in U.S. dollars) and the value of our assets, including accounts receivable (expressed in U.S. dollars).
iii

PROSPECTUS SUMMARY
Investors are cautioned that you are buying shares of a British Virgin Islands holding company without operations of its own.
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors” before deciding whether to invest in our Ordinary Shares. The reader should not put undue reliance on any forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.
We derived a substantial portion of revenues from Wealth Guardian Investment Limited (“WGI”), a related party of the Company, which accounted for approximately 39.5% and 81.5% of our total revenues in the fiscal years ended March 31, 2024 and March 31, 2023, respectively. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer”.
Overview
We are a holding company incorporated in the British Virgin Islands. We are a provider of securities brokerage and financial technology services primarily through our Hong Kong subsidiaries, Waton Securities International Limited, or WSI, and Waton Technology International Limited, or WTI.
WSI is principally engaged in the provision of (i) securities brokerage services for securities listed on the Hong Kong Stock Exchange, including shares under the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the New York Stock Exchange (NYSE) and the Nasdaq Stock Market, margin financing services and other ancillary services through WSI’s electronic trading platform to its corporate and individual brokerage customers and bond distribution services; and (ii) software licensing and related support services including the licensing of trading platform APP, upgrades and enhancements, maintenance and other related services to financial institutions. Since September 2023, WTI has provided software licensing and related support services in order to focus on the expertise of operations and service areas. WSI has developed and provided Broker Cloud solutions to securities brokers with the combination of software licensing and related support services, securities brokerage services, margin financing services and other related services, where securities broker customers are provided with a perpetual on-premise licensed trading platform APP and optional related support services, with the front-, middle- and back-office operation functions and securities trading function where securities trading orders can be cleared and settled through WSI.
Founded in 1989, WSI is an established integrated securities broker in the Hong Kong financial services industry. WSI is licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under HKSFO in Hong Kong. WSI is a Hong Kong Stock Exchange participant and holds one Hong Kong Stock Exchange trading right. WSI provides securities brokerage services through WSI’s integrated electronic trading platform, which is easy to access, use, and deposit to WSI’s customers. The trading platform can be accessed through WSI’s APP, which provides WSI’s customers with a seamless and secured trading experience. WSI offers its customers comprehensive brokerage and value-added services, including trade order placement and execution, account management, and customer support. WSI further provides its customers with market data, news and research, so as to help them make well-informed investment decisions. WSI has accumulated a corporate and individual customer base across the globe, including a securities brokerage company in New Zealand known as Wealth Guardian Investment Limited (“WGI”), which is a related party of the Company. We derived a substantial portion of revenues from WGI, which accounted for 39.5% and 81.5% of our total revenues in the fiscal years ended March 31, 2024 and March 31, 2023, respectively. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer”. By capitalizing on its customer base, WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024. As of March 31, 2024, WSI had more than 2,900 securities brokerage customers who have opened trading accounts with WSI, 33 and 1 of which were corporate customers and an introducing broker customer, respectively. As of the same date, WSI had over 600 active customers, who were registered customers with assets in their trading accounts. We generate brokerage and commission income from WSI’s securities brokerage, bond distribution and other ancillary services and interest income from WSI’s margin financing services, and our brokerage and commission income and interest income which amounted to approximately US$9.4 million and US$2.3 million, and accounted for approximately 93.4% and 39.9% of our total revenues, for the fiscal years ended March 31, 2024 and 2023, respectively.
Leveraging on WSI’s accumulated industry knowledge on the needs of small and medium-sized securities brokers and operational experience in online brokerage over the years, WSI started to develop the provision of fintech solutions in trading platform APP software licensing and related support services targeting the securities brokers and securities-related financial institutions in April 2021. We are a pioneer of business-to-business fintech services in the Asia-Pacific region to offer one-stop brokerage software solutions to small and medium-sized brokers, according to Frost & Sullivan Limited, or Frost & Sullivan. WSI provides one-stop, integrated and customized software solutions to develop trading platform APP that covers the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and operational data management, in addition to the business-to-business securities order clearing and settlement services provided by WSI in the Broker Cloud solutions, which enables the securities broker customers to digitalize and streamline their business operations, and interact with the financial market more efficiently. As of March 31, 2024 and 2023, WSI and WTI provided software licensing and related support services to a total of 3 and 5 securities brokers and securities-related financial institutions, respectively, including WGI, which is a related party of the Company. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer”. respectively. We generate software licensing and related support service income from WSI’s and WTI’s software licensing and related support services, which amounted to approximately US$1.4 million and US$3.5 million, and accounted for approximately 13.7% and 60.1% of our total revenues for the fiscal years ended March 31, 2024 and 2023, respectively. WSI and WTI have outsourced the software licensing and related support services to Shenzhen Jinhui Technology Co., Ltd., a related party of the Company. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI and WTI are dependent on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company and a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder, for providing software development and related support services”.
We have achieved significant growth in our revenues. Our revenues grew by 75.2% from approximately US$5.7 million for the fiscal year ended March 31, 2023 to approximately US$10.1 million for the fiscal year ended March 31, 2024. Approximately 39.5% and 81.5% of the total revenues for the fiscal years ended March 31, 2024 and 2023, respectively, were derived from WGI, a related party of the Company. Our net income was approximately US$2.5 million for the fiscal year ended March 31, 2024, compared to approximately US$3.1 million for the fiscal year ended March 31, 2023. Our adjusted net income, which excludes share-based compensation expenses and its related income tax effects, was approximately US$2.5 million for the fiscal year ended March 31, 2024, compared to approximately US$3.4 million for the fiscal year ended March 31, 2023. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Measures” for a reconciliation of the non-GAAP adjusted net income to net income.
Our Competitive Strengths
We believe the following competitive strengths have contributed, and will contribute, to our growth:
•
Major fintech service provider of integrated, accessible, expedited and cost-effective software licensing and related support services, which are adaptive to the specific demands of small and medium-sized securities brokers.

•	Our fintech services benefit securities broker customers with the integrated upstream industry supply chain and the growth potential of downstream end user markets.
•	Our business lines of services along the securities brokerage industry value chain generate a diversified revenue mix and build customer loyalty.
•	Visionary and Experienced Management Team.
Our Growth Strategies
Our business model, competitive strengths and licensing qualifications provide us multiple avenues of growth. We are committed to the digital transformation of financial services in the securities brokerage industry through the following key strategies:

•	Continue to expand our customer base in the financial services industry through software licensing services.
•	Enhance our existing services, develop our asset management business and expand our service offerings.
•	Focus on product and technology innovation and further strengthen our securities brokerage services and software licensing services.
•	Pursue investment, acquisition and strategic opportunities.
•	Continue to attract and retain top talents.
Our Corporate History and Structure
The Company was incorporated under the laws of the British Virgin Islands with limited liability on June 25, 2010 under the original name of “IAM Group Inc.”, which name was changed to “Waton Financial Limited” on July 5, 2023. The Company holds equity interests in its subsidiaries in Hong Kong, the Cayman Islands and the British Virgin Islands, and does not operate its business through variable interest entities (“VIE”). As of the date of this prospectus, Waton Financial Limited does not have any subsidiaries incorporated in Mainland China. Investors are purchasing the Ordinary Shares of the Company, a British Virgin Islands holding company, and not in its subsidiaries. This corporate structure involves unique risks to investors. As a holding company, the Company may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The subsidiaries’ ability to pay dividends to the Company may be restricted by the debt the subsidiaries incur on their own or laws and regulations applicable to them. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders.”
The Company owns 100% of the issued shares of Waton Securities International Limited (“WSI”), a limited liability company incorporated in Hong Kong on April 28, 1989, 100% of the issued shares of Waton Technology International Limited (“WTI”), a limited liability company incorporated in Hong Kong on February 24, 2023 and 100% of the issued shares of Waton Sponsor Limited (“WSL”), a BVI business company incorporated in the British Virgin Islands on September 7, 2023 and 100% of the issued shares of Descart Limited (“Descart”), a stock corporation incorporated in the State of Delaware on February 23, 2024.
WSI owns 100% of the issued shares of Infast Asset Management Co., Limited (“IAM”), a limited liability company incorporated in Hong Kong on October 30, 2012, and 100% of the issued shares of Waton Investment Global SPC (“WIG SPC”), an exempted company incorporated in Cayman Islands on May 12, 2022.
Waton Sponsor Limited owns 100% of the issued shares of Love & Health Limited (“L&H”), an exempted company incorporated in the Cayman Islands on October 3, 2023.
In the fiscal year ended March 31, 2023, we operated through our wholly owned subsidiary, WSI, to provide securities brokerage services and software licensing and related support services. Since September 2023, WTI has provided software licensing and related support services, in order to focus on the expertise of operations and service areas. In the fiscal year ended March 31, 2024, we operated through our wholly owned subsidiaries, WSI, to provide securities brokerage services and software licensing and related support services, and WTI, to provide software licensing and related support services.
Furthermore, WTI, WSL, IAM, WIG SPC, Descart and L&H are incorporated for the purpose of expanding our service offerings and in alignment with our long-term development plan. As of the date of this prospectus, the following subsidiaries have commenced their operation: (i) WSI, through WIG SPC, has set up four segregated portfolios under WIG SPC in preparation for WSI’s asset management business; and (ii) WSL has engaged in the formation and sponsorship of L&H, being a special purpose acquisition company (“SPAC”), as well as the proposed initial public offering of the securities of the SPAC. As of the date of this prospectus, IAM, Descart and L&H have minimum operation.
In February 2024, WSI, through equity method investment, acquired a 55% interest in LeFeng Hainan Private Equity Fund Management Limited, a limited liability company established in the PRC, which has not commenced operations as of the date of this prospectus, which company is not our subsidiary, as WSI does not have the requisite voting power of two thirds or more to control such company pursuant to this company’s articles of association and cannot remove the existing sole director appointed by the other shareholder holding a 45% equity interest without cause.
The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus. The percentages shown on the following chart represent percentages of equity ownership:

Ongoing Regulatory Actions
We and our subsidiaries are subject to various regulatory requirements, including those specified in law, regulations and guidelines issued by the competent regulatory authorities in Hong Kong, including, but not limited to the HKSFC.
WSI is a licensed corporation under the HKSFO and may be subject to HKSFC inquiries and investigations from time to time. As of the date of this prospectus, WSI has been involved in certain inquiries from the HKSFC concerning its practices relating to (i) protection of client assets where WSI failed to deposit client money of RMB 200,000 into a segregated bank account between July 29, 2022 and September 27, 2022, due to staff oversight, and subsequently rectified the non-compliance by depositing the relevant money balance into a segregated bank account, and (ii) WSI’s substantial shareholders, where, during the period between November 2, 2023 and December 4, 2023, two companies, each being the associate (as defined under the HKSFO) of Mr. Zhou Kai, an existing HKSFC-approved individual substantial shareholder of WSI and our Chairman of the Board, Director and Chief Technology Officer, as well as a shareholder who owns more than 5% of our issued and outstanding Ordinary Shares as of the date of this prospectus, by acquiring the shares of Waton Corporation Limited, became a substantial shareholder of WSI without the HKSFC’s prior approval, due to inadvertent oversight. The two companies have taken rectification measures to dispose of the relevant shares of Waton Corporation Limited on December 4, 2023 and ceased to be substantial shareholders of WSI on the same day. One of the companies has subsequently obtained the approval from the HKSFC to become WSI’s substantial shareholder on February 21, 2024 and completed the acquisition to become an indirect shareholder of WSI in March 2024. WSI has adopted internal control measures to ensure its ongoing compliance with statutory requirements. As of the date of this prospectus, WSI is not subject to any regulatory fines or penalties or disciplinary actions as a result of the above incidents. However, no assurance can be given that the governmental authorities will not penalize WSI in the future. Please see “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders” for details. As the foregoing inquiries from the HKSFC are subject to statutory secrecy under Section 378 of the HKSFO, it is not possible for us to accurately predict whether any disciplinary action will be taken against WSI after the conclusion of the inquiries and, if so, the nature and extent of any such action. If, after the HKSFC’s inquiries have been concluded, the HKSFC identifies misconduct or material non-compliance, the HKSFC could take various regulatory actions, which may include, among other things, reprimands, fines and/or suspension or revocation of licenses and trading rights and, if imposed, might materially and adversely affect our reputation, prospects and financial condition. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI is subject to extensive and evolving regulatory requirements in Hong Kong, noncompliance with which, may result in penalties, limitations and prohibitions on its future business activities or suspension or revocation of its licenses and trading rights, and consequently may materially and adversely affect the business of WSI and our financial condition, operations and prospects.”
Summary of Risk Factors
We are subject to various risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read the “Risk Factors” section and this prospectus in full. Below is a summary of the principal factors that make an investment in the Ordinary Shares speculative or subject to risk:
Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate
Risks related to doing business in the jurisdiction in which our subsidiaries operate include, without limitation, the following:
•
There remain regulatory and legal uncertainties with respect to the implementation of the PRC laws and regulations to Hong Kong. The PRC government may intervene or influence the operations in Mainland China of an offshore holding company at any time, which, if extended to our subsidiaries’ operations in Hong Kong, could result in a material change to our subsidiaries’ operations and/or the value of our Ordinary Shares. We cannot assure you that the oversight and control will not be extended to companies operating in Hong Kong like us and the PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers, and if we were to be subject to such oversight and control, it may limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as our subsidiaries’, at any time, which could result in a material change in our subsidiaries’ operations and/or the value of our Ordinary Shares. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless” on page 18;

•
We and our subsidiaries face uncertainties arising from the possible revision regarding the interpretation and implementation of current and any future PRC laws and regulations related to part of our subsidiaries' business operation. The laws, regulations, and legal requirements and their enforcement in Mainland China are quickly evolving and may be revised from time to time with little advance notice. If these laws, regulations, rules and guidelines are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be able to comply with them in all respects, and the business of our subsidiaries in Hong Kong, and our financial condition and results of operations. See “Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — We and our subsidiaries face uncertainties arising from the possible revision regarding the interpretation and implementation of current and any future PRC laws and regulations related to part of our subsidiaries' business operation” on page 19;

•
If we and our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we and our subsidiaries are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — If we and our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we and our subsidiaries are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected” on page 19;

•
If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities in connection with this offering under the PRC laws, we may be fined or subject to other sanctions. See “Risk Factors — Risks Related to Doing

Business in the Jurisdiction in which our Subsidiaries Operate — If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities in connection with this offering under the PRC laws, we may be fined or subject to other sanctions” on page 21;
•
The enactment of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region could impact our Hong Kong subsidiaries, which represent substantially all of our business. See “Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — The enactment of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business” on page 22; and

•
There are political risks associated with conducting business in Hong Kong. See “Risk Factors — Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate — There are political risks associated with conducting business in Hong Kong” on page 23.

Risks Related to Our Subsidiaries’ Business and Industry
We are also subject to risks related to our subsidiaries’ business and industry, including without limitation, the following:
•
Our historical growth rates may not be indicative of our future growth. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Our historical growth rates may not be indicative of our future growth” on page 23;

•
Our subsidiaries’ limited operating history with regards to software licensing and related support services may not provide an adequate basis to judge our future prospects and results of operations. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Our subsidiaries’ limited operating history with regards to software licensing and related support services may not provide an adequate basis to judge our future prospects and results of operations” on page 24;

•
WSI is subject to extensive and evolving regulatory requirements in Hong Kong, non-compliance with which, may result in penalties, limitations and prohibitions on its future business activities or suspension or revocation of its licenses and trading rights, and consequently may materially and adversely affect the business of WSI and our financial condition, operations and prospects. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI is subject to extensive and evolving regulatory requirements in Hong Kong, non-compliance with which, may result in penalties, limitations and prohibitions on its future business activities or suspension or revocation of its licenses and trading rights, and consequently may materially and adversely affect the business of WSI and our financial condition, operations and prospects” on page 25;

•
WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders” on page 26;

•
We derived a substantial portion of revenue from a small number of key customers. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from a small number of key customers” on page 27;

•
We derived a substantial portion of revenue from WGI, a single related party customer. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer” on page 27;

•
WSI and WTI are dependent on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company and a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder, for providing software licensing and other related support services. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry —

WSI and WTI are dependent on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company and a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder, for providing software licensing and other related support services” on page 27;
•
WSI’s activities may be deemed as provision of securities brokerage services in Mainland China, and thus may subject WSI to rectifications. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI’s activities may be deemed as provision of securities brokerage services in Mainland China, and thus may subject WSI to rectifications” on page 28;

•
WSI faces risks related to the know-your-customer, or KYC, procedures when WSI’s customers provide outdated, inaccurate, false or misleading information. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI faces risks related to the know-your-customer, or KYC, procedures when WSI’s customers provide outdated, inaccurate, false or misleading information” on page 28;

•
WSI’s customers may engage in fraudulent or illegal activities. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI’s customers may engage in fraudulent or illegal activities” on page 29;

•
Non-compliance with applicable regulations and illegal activities on the part of third parties with which our subsidiaries conduct business could disrupt our subsidiaries' business and adversely affect our results of operations. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Non-compliance with applicable regulations and illegal activities on the part of third parties with which our subsidiaries conduct business could disrupt our subsidiaries' business and adversely affect our results of operations” on page 29;

•
The impairment or negative performance of other participants in the financial services industry could adversely affect us. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — The impairment or negative performance of other participants in the financial services industry could adversely affect us” on page 30;

•
Any failure to ensure and protect the confidentiality of the personal data of our subsidiaries’ customers could lead to legal liability, adversely affect our reputation and have a material adverse effect on our subsidiaries’ business and our financial condition or results of operations. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Any failure to ensure and protect the confidentiality of the personal data of our subsidiaries’ customers could lead to legal liability, adversely affect our reputation and have a material adverse effect on our subsidiaries’ business and our financial condition or results of operations” on page 30;

•
Any failure to comply with applicable anti-money laundering laws and regulations by us or in our subsidiaries’ business could damage our reputation. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Any failure to comply with applicable anti-money laundering laws and regulations by us or in our subsidiaries’ business could damage our reputation” on page 30;

•
Our subsidiaries’ risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee misconduct. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Our subsidiaries’ risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee misconduct” on page 31;

•
If our subsidiaries fail to respond in a timely and cost-effective manner to the needs of their customers or if our subsidiaries’ new service offerings do not achieve sufficient market acceptance, the business of our subsidiaries, and our results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — If our subsidiaries fail to respond in a timely and cost-effective manner to the needs of their customers or if our subsidiaries’ new service offerings do not achieve sufficient market acceptance, the business of our subsidiaries, and our results of operations may be materially and adversely affected” on page 31;

•
Unexpected network interruptions, security breaches or computer virus attacks and failures in our information technology systems could have a material adverse effect on the business of our subsidiaries, and our financial condition and results of operations. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Unexpected network interruptions, security breaches or computer virus attacks and failures in our information technology systems could have a material adverse effect on the business of our subsidiaries, and our financial condition and results of operations” on page 32;

•
Failure or poor performance of third-party software, infrastructure or systems on which our subsidiaries rely could adversely affect the business of our subsidiaries. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Failure or poor performance of third-party software, infrastructure or systems on which our subsidiaries rely could adversely affect the business of our subsidiaries” on page 33;

•
Our subsidiaries rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Our subsidiaries rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions” on page 33;

•
If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to WSI, or terminate their existing relationship with WSI, WSI’s business, and our financial condition and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to WSI, or terminate their existing relationship with WSI, WSI’s business, and our financial condition and results of operations may be materially and adversely affected” on page 34;

•
WSI may fail to obtain and maintain licenses and permits necessary to conduct its operations in Hong Kong, and WSI’s business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI may fail to obtain and maintain licenses and permits necessary to conduct its operations in Hong Kong, and WSI’s business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong” on page 34;

•
Our shareholders who are PRC residents may not comply with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, such shareholders may be subject to penalties. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Our shareholders who are PRC residents may not comply with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, any such shareholder may be subject to penalties if he or she is not able to remediate the non-compliance” on page 35;

•
If WSI is to provide asset management services in the future, poor performance of the funds that WSI manages or a decline in the value of the underlying assets to WSI’s funds would cause a decline in our revenues, income and cash flow, and could adversely affect WSI’s ability to raise capital for future investment funds. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — If WSI is to provide asset management services in the future, poor performance of the funds that WSI manages or a decline in the value of the underlying assets to WSI’s funds would cause a decline in our revenues, income and cash flow, and could adversely affect WSI’s ability to raise capital for future investment funds” on page 37;

•
If we are deemed to be an “investment company” under the Investment Company Act of 1940, as amended, applicable restrictions could make it impractical for WSI to continue its business as contemplated and could have a material adverse impact on WSI’s business and operations, and our financial condition. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — If we are deemed to be an “investment company” under the Investment Company Act of 1940, as amended (“1940 Act”), applicable restrictions could make it impractical for WSI to continue its business as contemplated and could have a material adverse impact on WSI’s business and operations, and our financial condition” on page 38;

•
If we are deemed to be an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940, as amended, applicable restrictions could make it more difficult for us to continue our subsidiaries’ business and could have a material adverse impact on our subsidiaries’ business and operations, and our financial condition. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — If we are deemed to be an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940, as amended (“Advisers Act”), applicable restrictions could make it more difficult for us to continue our subsidiaries’ business and could have a material adverse impact on our subsidiaries’ business and operations, and our financial condition” on page 39;

•
Any harm to our subsidiaries’ reputation or failure to enhance our subsidiaries’ brand recognition may materially and adversely affect the business of our subsidiaries, and our financial condition and results of operations. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Any harm to our subsidiaries’ reputation or failure to enhance our subsidiaries’ brand recognition may materially and adversely affect the business of our subsidiaries, and our financial condition and results of operations” on page 39;

•
We and our subsidiaries may be subject to litigation, arbitration or other legal proceeding risks. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We and our subsidiaries may be subject to litigation, arbitration or other legal proceeding risks” on page 39;

•
We may not be able to obtain additional capital when desired, on favorable terms or at all. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We may not be able to obtain additional capital when desired, on favorable terms or at all” on page 40;

•
Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar” on page 40;

•
We and our subsidiaries may not be able to prevent others from unauthorized use of our intellectual property, which could harm the business of our subsidiaries and their competitive position. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We and our subsidiaries may not be able to prevent others from unauthorized use of our intellectual property, which could harm the business of our subsidiaries and their competitive position” on page 40;

•
We and our subsidiaries may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt the business and operations of our subsidiaries. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We and our subsidiaries may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt the business and operations of our subsidiaries” on page 41;

•
WSI faces significant competition in the fintech services industry, and WSI is unable to compete effectively, WSI may lose its market share and our results of operations and financial condition may be materially and adversely affected. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI faces significant competition in the fintech services industry, and WSI is unable to compete effectively, WSI may lose its market share and our results of operations and financial condition may be materially and adversely affected” on page 41;

•
If WSI is unable to retain existing customers or attract new customers to increase its trading volume, or if WSI fails to offer services to address the needs of customers as they evolve, our results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — If WSI is unable to retain existing customers or attract new customers to increase its trading volume, or if WSI fails to offer services to address the needs of customers as they evolve, our results of operations may be materially and adversely affected” on page 42;

•
Because our revenues and profitability depend largely on customers’ trading volume, they are prone to significant fluctuations and are difficult to predict. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Because our revenues and profitability depend largely on customers’ trading volume, they are prone to significant fluctuations and are difficult to predict” on page 43;

•
Our success depends on the continuing service of our and our subsidiaries’ key employees, including our senior management members and other talents. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Our success depends on the continuing service of our and our subsidiaries’ key employees, including our senior management members and other talents” on page 43;

•
Increases in labor costs in Hong Kong may adversely affect the business of our subsidiaries in Hong Kong and our results of operations. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Increases in labor costs in Hong Kong may adversely affect the business of our subsidiaries in Hong Kong and our results of operations” on page 44;

•
If our subsidiaries’ insurance coverage is insufficient, our subsidiaries may be subject to significant costs and business disruption. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — If our subsidiaries’ insurance coverage is insufficient, our subsidiaries may be subject to significant costs and business disruption” on page 44;

•
Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of the Ordinary Share. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of the Ordinary Share” on page 44; and

•
An outbreak of the COVID-19, natural disasters and other calamities could have a material adverse impact on our operating results and financial condition. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — An outbreak of the COVID-19, natural disasters and other calamities could have a material adverse impact on our operating results and financial condition” on page 45.

Risks Related to Our Ordinary Shares and This Offering
We are also subject to risks related to our ordinary shares and this offering, including without limitation, the following:
•
We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders” on page 46;

•
Our shareholder has substantial influence over our Company and his interests may not be aligned with the interests of our other shareholders. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Our shareholder has substantial influence over our Company and his interests may not be aligned with the interests of our other shareholders” on page 46;

•
As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares” on page 46;

•
Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them” on page 47;

•
If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer” on page 47;

•
You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus based on Hong Kong laws. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus based on Hong Kong laws” on page 48;

•
We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies” on page 48;

•
As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors” on page 48;

•
We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company” on page 48;

•
Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders” on page 49;

•
Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control” on page 49;

•
The exclusive jurisdiction provision in our articles of association may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — The exclusive jurisdiction provision in our articles of association may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees” on page 49;

•
There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all” on page 50;

•
Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the Company’s listed securities. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the Company’s listed securities” on page 50;

•
Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect or investigate completely the Company’s auditor for two consecutive years. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect or investigate completely the Company’s auditor for two consecutive years” on page 51;

•
Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares” on page 52;

•
The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile” on page 52;

•
You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased” on page 53;

•
Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline” on page 53;

•
Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment” on page 53;

•
If securities or industry analysts do not publish research or reports about us or the business of our subsidiaries, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — If securities or industry analysts do not publish research or reports about us or the business of our subsidiaries, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline” on page 53;

•
Volatility in our Ordinary Shares price may subject us to securities litigation. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Volatility in our Ordinary Shares price may subject us to securities litigation” on page 53;

•
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We have broad discretion in the use of the net proceeds from this offering and may not use them effectively” on page 54;

•
The laws of the British Virgin Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — The laws of the British Virgin Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States” on page 54;

•
British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests” on page 54;

•
If we are classified as a passive foreign investment company, U.S. taxpayers who own our Ordinary Shares may have adverse U.S. federal income tax consequences. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — If we are classified as a passive foreign investment company, U.S. taxpayers who own our Ordinary Shares may have adverse U.S. federal income tax consequences” on page 54; and

•
The price of our Ordinary Shares could be subject to rapid and substantial volatility. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — The price of our Ordinary Shares could be subject to rapid and substantial volatility” on page 55.

Transfers of Cash to and from Our Subsidiaries
Waton Financial Limited is a holding company with no operations of its own. It conducts its operations in Hong Kong through its subsidiaries. As a holding company, Waton Financial Limited may rely on dividends or payments to be paid by its subsidiaries to fund its cash and financing requirements, including for the provision of funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, and to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
Waton Financial Limited is permitted under the laws of BVI to provide funding to its subsidiaries through loans or capital contributions without restrictions on the amount of the funds, subject to complying with applicable laws (including with respect to economic substance). Our subsidiaries are also permitted under the laws of Hong Kong to provide funding to Waton Financial Limited, through dividend distributions or payments, without restrictions on the amount of the funds.
There are no restrictions or limitations on our ability to distribute earnings by dividends from our subsidiaries, and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the BVI Companies Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend payment, the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus. There is no further BVI or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend payments.
Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulations — Regulations related to Hong Kong taxation”.
As of the date of this prospectus, there are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from Waton Financial Limited to our subsidiaries nor from our subsidiaries to Waton Financial Limited, our shareholders or U.S. investors. However, there is no assurance that any of the above will remain the same. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. Currently, all of our operations are in Hong Kong through our subsidiaries. We do not have or intend to set up any subsidiaries or enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in Mainland China. In February 2024, WSI, through equity method investment, acquired a 55% interest in LeFeng Hainan Private Equity Fund Management Limited, a limited liability company established in the PRC, which has not commenced operations as of the date of this prospectus, which company is not our subsidiary, as WSI does not have the requisite voting power of two thirds or more to control such company pursuant to this company’s articles of association and cannot remove the existing sole director appointed by the other shareholder holding a 45% equity interest without cause. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The PRC laws and regulations do not currently have any material impact on transfer of cash from Waton Financial Limited to our subsidiaries or from our subsidiaries to Waton Financial Limited and the investors in the U.S. However, there is no assurance that any of the above will remain the same. If any of the above changes in the future, the ability of our subsidiaries to make payments may be restricted and our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders may be adversely affected. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or the way we or our subsidiaries conduct business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our and our subsidiaries’ business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.
We have never declared or paid any cash dividends on our Ordinary Shares. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.
As of the date of this prospectus, we do not presently plan to pay any dividends out of our retained earnings after listing our Ordinary Shares on NASDAQ.
See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders.” and the audited consolidated financial statements and the accompanying footnotes beginning on page F-1 of this prospectus, for more information.
Implications of Being an Emerging Growth Company
We had less than $1.235 billion in annual gross revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:
•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;
•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•	reduced disclosure regarding executive compensation in periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.
Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards.
Implications of Being a Foreign Private Issuer
Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:
•	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;
•	sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;
•
sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.
Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.
Controlled Company
Upon completion of this offering, our largest shareholder will beneficially own approximately [•]% of the aggregate voting power of our outstanding Ordinary Shares assuming no exercise by the underwriter of its over-allotment option, or [•]% assuming full exercise of the over-allotment option. As a result, we will be deemed to be a “controlled company” for the purpose of the Nasdaq listing rules. Our largest shareholder has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:
•	a majority of our board of directors consist of independent directors;
•	our director nominees be selected or recommended solely by independent directors; and
•
we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

We currently do not intend to rely on the corporate governance exemptions afforded to a “controlled company” under the Nasdaq listing standards. However, we may elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Risk Factors” and “Management.”
Corporate Information
Our principal executive offices are located at Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong.
Our registered office is currently located at Rodus Building, P.O. Box 3093, Road Town, Tortola, British Virgin Islands which may be changed from time to time at the discretion of directors.
Our agent for service of process in the United States is [•] located at [•].
Our website can be found at https://www.waton.com/. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in the Ordinary Shares.

THE OFFERING
Issuer
Waton Financial Limited
Ordinary Shares offered by us
[•] Ordinary Shares (or [•] Ordinary Shares assuming the underwriter exercises their over-allotment option in full)
Over-allotment Option
We have granted the underwriter 45 days from the closing of this offering to purchase up to an additional 15% of our Ordinary Shares on the same terms as the other Ordinary Shares being purchased by the underwriter.
Price per Ordinary Share
We currently estimate that the initial public offering price will be in the range of $[•] to $[•] per Ordinary Share.
Ordinary Shares issued and outstanding prior to completion of this offering
[•] Ordinary Shares
Ordinary Shares issued and outstanding immediately after this offering
[•] Ordinary Shares (or [•] Ordinary Shares assuming the underwriter exercises their over-allotment option in full)
Listing
We intend to apply to have our Ordinary Shares listed on the Nasdaq Capital Market (“Nasdaq”). At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.
Proposed ticker symbol
We plan to apply to list our Ordinary Shares on Nasdaq under the symbol “WTF.”
Transfer Agent
[•]
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $[•], based on an assumed initial public offering price of $[•] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses and assuming no exercise of the over-allotment option granted to the underwriter.
We intend to use the net proceeds from this offering as follows: approximately 30% of the net proceeds to enhance the functionalities and technicalities of our trading platform APP and the software licensing and related support services, approximately 30% of the net proceeds to launch our asset management business and other new business lines, approximately 20% of the net proceeds to expand our array of investments available for our customers on our trading platform APP, and approximately 20% of the net proceeds for general working capital purposes. See “Use of Proceeds.”
Lock-up
We, our directors, executive officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares are expected to enter into a lock-up agreement with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of any Ordinary Shares for a period of up to 2 years from the date of commencement of sales of this offering. See “Shares Eligible for Future Sale” and “Underwriting.”
Risk factors
The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 18 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

RISK FACTORS
An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, the business of our subsidiaries, and our financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we and our subsidiaries face. Additional risks not presently known to us and our subsidiaries or that we currently deem immaterial may also affect the business of our subsidiaries. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.
Risks Related to Doing Business in the Jurisdiction in which our Subsidiaries Operate
The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as our subsidiaries’, at any time, which could result in a material change in our subsidiaries’ operations and/or the value of our Ordinary Shares. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.
We are a holding company and we mainly conduct our operations in Hong Kong through our subsidiaries. Although our subsidiaries’ customers include a minimal portion of Mainland China nationals, our subsidiaries do not have operations in Mainland China or are not regulated by any regulator in Mainland China as of the date of this prospectus. Hong Kong is a special administrative region of the PRC and, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong. However, due to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainties with respect to the implementation of the PRC laws and regulations to Hong Kong. The PRC government may intervene or influence the operations in Mainland China of an offshore holding company at any time, which, if extended to our subsidiaries’ operations in Hong Kong, could result in a material change to our subsidiaries’ operations and/or the value of our Ordinary Shares. In the event that we or our subsidiaries were to become subject to the PRC laws and regulations, it is possible that all the legal and operational risks associated with being based in and having operations in the PRC, may also apply to the operations in Hong Kong in the future. We face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our subsidiaries and us.
We are aware that the PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in Mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by companies in Mainland China. As of the date of this prospectus, we have no operations in Mainland China and as a Hong Kong-based issuer, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers. However, we cannot assure you that the oversight and control will not be extended to companies operating in Hong Kong such as our subsidiaries in Hong Kong and the PRC government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers, and if we were to be subject to such oversight and control, it may limit, or even completely hinder, our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Our financial condition, results of operations, the value of our Ordinary Shares and/or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to us and our subsidiaries.
Our subsidiaries have no operations in Mainland China, as of the date of this prospectus. While our principal executive office is located, and our subsidiaries’ business substantively operates, in Hong Kong, a special administrative region of China, a minimal portion of customers of WSI are Mainland Chinese nationals in Mainland China. There is no guarantee that if certain existing or future PRC laws become applicable to us and our subsidiaries, they will not have a material adverse impact on the business of our subsidiaries in Hong Kong, our financial condition and results of operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.
Except for the Basic Law, national laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and are applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs, as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cyber security and the anti-monopoly have not been listed in Annex III and, thus, they may not apply directly to Hong Kong.
The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation may be revised from time to time. To the extent any PRC laws and regulations become applicable to us and our subsidiaries, we and our subsidiaries may be subject to the risks associated with the legal system in Mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations, which could materially and adversely affect our financial condition and results of operations.
We and our subsidiaries face uncertainties arising from the possible revision regarding the interpretation and implementation of current and any future PRC laws and regulations related to part of our subsidiaries’ business operations.
As a minimal portion of our subsidiaries’ customers are mainland China nationals, business operations related to such customers may be subject to certain PRC laws and regulations. The legal system in Mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in Mainland China are quickly evolving and may be revised from time to time. These revisions could affect our subsidiaries’ business operations related to customers from Mainland China. In addition, we and our subsidiaries cannot predict the effect of future developments in the legal system of Mainland China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof.
New laws and regulations may be enacted from time to time and there may be substantial revisions regarding the interpretation and implementation of current and any future PRC laws and regulations with little advance notice. In particular, the PRC governmental authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as privacy and data protection, and other matters, which may affect our subsidiaries’ business operations relating to customers from Mainland China. If these laws, regulations, rules and guidelines are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be able to comply with them in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed to be illegal by the PRC governmental authorities and may become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.
If we and our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related thereto and we and our subsidiaries are unable to comply with such PRC laws and regulations, our financial condition, and results of operations may be materially and adversely affected.
We and our subsidiaries may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict the activities of our subsidiaries in Hong Kong and require us and our subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject us and our subsidiaries to proceedings against such entity(ies), damage our and our subsidiaries’ reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect the business of our subsidiaries, and our financial condition and results of operations.
As the laws and regulations related to cybersecurity, data privacy, and data protection in Mainland China where our subsidiaries do not have operations are relatively new and evolving, it is still unclear if we and our subsidiaries may become subject to such new laws and regulations.
The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this prospectus, except as described below, (i) neither we nor any of our subsidiaries own or control, directly or indirectly, any domestic assets, interests or domestic operating entities in Mainland China, and (ii) neither we nor any of our subsidiaries have conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. WSI has, through equity method investment, acquired a 55% interest in LeFeng Hainan Private Equity Fund Management Limited, a limited liability company established in the PRC, which has not commenced operations as of the date of this prospectus, which company is not our subsidiary. Therefore, we believe that the Data Security Law is not applicable to us and our subsidiaries.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of Mainland China but also to personal information processing activities outside the Mainland China for the purpose of offering products or services to domestic natural persons in the territory of Mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. We cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If these laws are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be able to comply with such laws in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed to be illegal by the PRC governmental authorities and may become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.
On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside Mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this prospectus, neither we nor our subsidiaries have received any formal notice from any PRC cybersecurity regulator identifying us or our subsidiaries as a “critical information infrastructure operator” or requiring any ex-ante security assessment and evaluation of cross-border data transfer and our subsidiaries have processed far less than one million users’ personal information. From January 1, 2022 and up to the date of this prospectus, our subsidiaries have made outbound transfers of no more than one hundred thousand users’ personal information and no more than ten thousand users’ sensitive personal information cumulatively.

However, given the recent issuance of the above PRC laws and regulations related to cybersecurity and data privacy, the interpretation and implementation of these laws and regulations may be subject to revisions and we cannot rule out the possibility that any PRC governmental authorities may subject us and our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect the business of our subsidiaries in Hong Kong, and our financial condition and results of operations.
If we were to be required to obtain any permission or approval from or complete any filing procedures with the CSRC, the CAC, or other PRC governmental authorities in connection with this offering under the PRC laws, we may be fined or subject to other sanctions.
On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in Mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in Mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in Mainland China; and (ii) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Mainland Chinese nationals or domiciled in Mainland China.
Our counsel as to PRC laws, Global Law Office, has advised us that we are not subject to the filing requirements under the Trial Measures because (i) Waton Financial Limited, as the issuer, is duly incorporated and existing under the laws of the British Virgin Islands, and not a joint-stock company incorporated in the Mainland China, therefore this offering does not fall within the scope of “direct overseas offering and listing by PRC domestic companies”; (ii) except for LeFeng Hainan Private Equity Fund Management Limited, a limited liability company established in the PRC in which WSI has, through equity method investment, acquired a 55% interest, which has not commenced operations as of the date of this prospectus, and is not our subsidiary, neither we nor our subsidiaries own or control, directly or indirectly, any domestic assets, interests or domestic operating entities in Mainland China, our subsidiaries’ major business operations are located in Hong Kong, and our operating revenue, total profit, total assets, or net assets are not accounted for by the PRC domestic companies; and (iii) our financial indicators, such as operating revenue, total profit and total assets sourced from Mainland China for the fiscal years ending March 31, 2024 and March 31, 2023, account for no more than 5% and 7.6% (in both cases below 50%) of the corresponding figure in our audited consolidated financial statements for the same periods.
The supporting guideline further interprets that even if the issuer does not meet the above recognition criteria, but submits an application for issuance and listing in the overseas market in accordance with the relevant regulations applicable to non-domestic/regional issuers, and the risk factors disclosed in accordance with regulations are mainly related to the Mainland China market, the issuer should follow the principle of “substance over form” to confirm whether the issuer has to complete the filing procedures with the CSRC. Our counsel as to PRC laws, Global Law Office, has advised us that we are not subject to the filing requirements under the supporting guideline since, based on the fact that (i) our subsidiaries’ major operations are in Hong Kong; (ii) except for LeFeng Hainan Private Equity Fund Management Limited, a limited liability company established in the PRC in which WSI has, through equity method investment, acquired a 55% interest, which has not commenced operations as of the date of this prospectus, and is not our subsidiary, neither we nor our subsidiaries own or control, directly or indirectly, any domestic assets, interests or domestic operating entities in Mainland China, the risk factors disclosed in this prospectus are not mainly related to Mainland China.
As the Trial Measures and the supporting guidelines are newly published, we cannot rule out the possibility that CSRC may promulgate new guidance or rules with respect to the implementation and interpretation of the principle of “substance over form.” Therefore, we cannot assure you that our offering and listing will not be deemed to be an “indirect overseas offering and listing by companies in Mainland China” and subject to the filing procedures in the future. If our offering and listing is deemed to be an “indirect overseas offering and listing by companies in Mainland

China” under the Trial Measures and/or its further interpretation, we may need to complete the filing procedures for our offering and listing retrospectively. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.
The Cybersecurity Review Measures, which was jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 require that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange.
As of the date of this prospectus, neither we nor our subsidiaries maintain any office or personnel in Mainland China. Our counsel as to PRC laws, Global Law Office, has advised us that, as of the date of this prospectus, neither we nor our subsidiaries are required to apply for cybersecurity review for our public offerings on a foreign stock exchange, because (i) except for LeFeng Hainan Private Equity Fund Management Limited, a limited liability company established in the PRC in which WSI has, through equity method investment, acquired a 55% interest, which has not commenced operations as of the date of this prospectus, and is not our subsidiary, neither we nor our subsidiaries own or control, directly or indirectly, any domestic assets, interests or domestic operating entities in Mainland China, our subsidiaries’ major business operations are located in Hong Kong, and neither we nor our subsidiaries maintain any office or personnel in Mainland China; (ii) our data processing activities are solely carried out by our subsidiaries outside of Mainland China for the purpose of offering services in Hong Kong and other jurisdictions outside of Mainland China; (iii) a minimal proportion of our subsidiaries’ customers are in the Mainland China and neither we nor our subsidiaries control more than one millions users’ personal information as of the date of this prospectus; (iv) neither we nor our subsidiaries own any critical information infrastructure, as of the date of this prospectus, neither we nor our subsidiaries have received any notice of identifying us or our subsidiaries as critical information infrastructure from any relevant PRC governmental authorities; (v) our subsidiaries’ operations do not affect national security; and (vi) neither we nor our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review. However, regulatory requirements on cybersecurity and data security in the Mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as our counsel as to PRC laws. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.
Since these statements and regulatory actions are new, we cannot rule out the possibility that PRC governmental authorities may promulgate new guidance or rules in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. If we are required to obtain approval or filings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or Mainland China, it is uncertain how long it will take for us to obtain such approval or complete such filing, and, even if we obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or Mainland China may subject us and our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and the ability to conduct the business of our subsidiaries in Hong Kong, our and our subsidiaries’ ability to invest into Mainland China as foreign investments or accept foreign investments, or our ability to list on a U.S. or other overseas exchange may be restricted, and the business of our subsidiaries in Hong Kong, and our reputation, financial condition, and results of operations may be materially and adversely affected. Additionally, these risks could result in a material adverse change to the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless.
The enactment of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.
On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of Hong Kong, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiaries’ operations, and our financial position and results of operations could be materially and adversely affected.
There are political risks associated with conducting business in Hong Kong.
Our subsidiaries’ substantial operations are in Hong Kong. Accordingly, their business operations and our financial condition will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect us and our subsidiaries. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our subsidiaries’ business, and our results of operations and financial condition.
Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our substantial operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.
Based on certain recent development including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and former U.S. President Trump signed an executive order and the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China and Hong Kong, which could potentially harm our subsidiaries’ business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.
Risks Related to Our Subsidiaries’ Business and Industry
Our historical growth rates may not be indicative of our future growth.
Our total revenues increased by approximately 75.2% from approximately US$5.7 million in the fiscal year ended March 31, 2023 to approximately US$10.1 million in the fiscal year ended March 31, 2024. Approximately 39.5% and 81.5% of the total revenues for the fiscal years ended March 31, 2024 and 2023, respectively, were derived from WGI, a related party of the Company. Our net income was approximately US$2.5 million for the fiscal year ended March 31, 2024, compared to approximately US$3.1 million for the fiscal year ended March 31, 2023. However, our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in future periods. We cannot assure you that we will grow at the same rate as we have in the past. If our growth rate declines, investors’ perceptions of our subsidiaries’ business and business prospects may be adversely affected and the market price of the Ordinary Shares could decline. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with limited operating histories in a quickly evolving industry may encounter.
We and our subsidiaries may not be able to manage their expansion effectively. See “Business — Our Growth Strategies” in this prospectus. Continuous expansion may increase the complexity of the business of our subsidiaries and place a strain on our subsidiaries’ management, operations, technical systems, financial resources and internal control functions. Our current and planned personnel, systems, resources and controls may not be adequate to support and effectively manage our future operations. Our subsidiaries upgrade our systems from time to time to cater to the need of launching new services and executing increasing trading volume, and the process of upgrading our current systems may disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to the business of our subsidiaries.
Our entrepreneurial and collaborative culture is important to us and our subsidiaries, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture to meet the needs of our future and evolving operations as we continue to grow. In addition, our ability to maintain our culture as a public company, with changes in policies, practices, corporate governance and management requirements, may be challenging. Failure to maintain our culture could have a material adverse effect on the business of our subsidiaries.
Our subsidiaries’ limited operating history with regards to software licensing and related support services may not provide an adequate basis to judge our future prospects and results of operations.
WSI started to develop the provision of software licensing and related support services in April 2021 and we started to recognize revenues from such services in the fiscal year ended March 31, 2023. Software licensing and related support services accounted for 13.7% and 60.1% of our revenue in the fiscal years ended March 31, 2024 and March 31, 2023, respectively. We cannot assure you that our results of operations will not be adversely affected for any future period. Our subsidiaries’ limited operating history with regards to software licensing and related support services makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In particular, there is no assurance that the software licensing and related support services will be able to achieve growth or maintain long-term viability as a business in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in Hong Kong. Further, our subsidiaries’ limited operating history with regards to software licensing and related support services may make it difficult to evaluate other risks and challenges we and our subsidiaries may encounter in the future. If we and our subsidiaries fail to address the risks and difficulties we and our subsidiaries face, including those associated with those described elsewhere in this “Risk Factors” section, the business of our subsidiaries, and our financial condition and results of operations could be adversely affected.
Revenues from our bond distribution business are generated on a project-by-project basis and thus our profitability may be adversely affected if WSI is unable to secure engagements at levels or on comparable commission income similar to those in the fiscal year ended March 31, 2024 in the future.
WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024, in return for commission income. The revenues generated from our provision of bond distribution services in the fiscal years ended March 31, 2024 and 2023 amounted to approximately US$5.8 million and nil, respectively, representing approximately 58.0% and 0% of our total revenues, respectively. The bond distribution business of WSI has a limited operating history and WSI is engaged to provide bond distribution services on a project-by-project basis, and the financial performance in this business segment may be affected by, among other things, demand for such services, WSI’s capacity to undertake new projects, the number and size of offerings and issuance in the debt capital markets in Hong Kong or Macau as well as other external factors which may be outside our control. In particular, demand for bond distribution services may be materially affected by prevailing market conditions, as prospective bond issuers may determine to delay, terminate, scale-back or relocate their fund-raising plans and/or activities in the event investment sentiment and appetite are stemmed by adverse, unfavorable or uncertain market conditions. Additionally, there is no guarantee that WSI’s existing bond issuer customers will provide WSI with new bond distribution opportunities or that WSI will be able to secure new bond issuer customers. Our financial results may be materially and adversely affected if we are unable to secure new bond distribution engagements in the future at the levels similar to those in the fiscal year ended March 31, 2024.
Further, the terms of WSI’s bond distribution engagements are determined between each of the customers and WSI on a case-by-case basis after arm’s length negotiations based on factors such as the fund-raising size and terms of the bond, scope of WSI’s duties and prevailing market conditions. As such, the amount of revenues we generate from different engagements may vary on a project-by-project basis and we cannot assure you that we can secure future engagements with fee rates comparable with engagements during the fiscal year ended March 31, 2024 in the future. When we are unable to realize such engagements or on comparable commission income from the bond distribution business, our financial results may be materially and adversely affected.
WSI may be subject to substantial risks if the customers default on payments or if the value of securities collaterals pledged by them is insufficient to cover the outstanding loans due to significant market volatility.
WSI’s customers are required to settle their securities transactions executed through us within a T+1 period or T+2 period, depending on the types of securities being traded. If the customers do not have sufficient cash in their cash accounts with us to make settlement within the T+1 period or T+2 period, WSI is required to settle the same with clearing organisations or brokers on behalf of the customers using its own resources. Therefore, WSI needs to maintain sufficient resources for the possibility of abovementioned settlements and is exposed to potential default in payment by such customers, in which event, our liquidity position may be adversely affected. There is no guarantee that WSI’s risk management measures could effectively mitigate relevant default risks arising from unexpected events or circumstances. There is no assurance that WSI’s customers will continue to meet their obligations to settle their securities transaction on time, or at all, or that they will not default on their obligations to us as a result of bankruptcy, lack of liquidity or other reasons. In the event that WSI’s customers fail to meet their payment obligations, our financial conditions and results of operations may be materially and adversely affected.
WSI provides margin financing services to its customers whereby repayment obligations in respect of margin loans granted to them are secured by securities in the margin accounts which are posted as collateral. Interest income from securities margin financing services accounted for approximately 11.6% and 3.6% of our revenues in the fiscal years ended March 31, 2024 and 2023, respectively. Margin loan provided to a customer is required to be maintained within the margin value of the customer’s pledged securities (typically referred to as margin ratio). In the event that a customer is unable to meet a margin call, WSI is entitled to liquidate and dispose of the pledged securities on his behalf and use the proceeds thereof towards the repayment of the outstanding margin loan balance. However, there is a risk that the amount recovered from such liquidation or disposal of the pledged securities may fall short of the outstanding margin loan balance. This may be exacerbated in the event of severe adverse price movements in the relevant securities due to unpredictable factors such as fluctuation in global economic and political situations. We may suffer substantial losses if shortfalls cannot be recovered from the customers and this may have a material adverse effect on our financial conditions and results of operations.
WSI is subject to extensive and evolving regulatory requirements in Hong Kong, non-compliance with which, may result in penalties, limitations and prohibitions on its future business activities or suspension or revocation of its licenses and trading rights, and consequently may materially and adversely affect the business of WSI and our financial condition, operations and prospects.
The markets in Hong Kong in which WSI operates are highly regulated. However, the online securities brokerage services industry, including, for example, the use of cloud-based operating, computing and record keeping technology is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. WSI’s business operations are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, or collectively the “HK Brokerage Service Rules,” including, for example, the HKSFO and its subsidiary legislations. These HK Brokerage Service Rules set out the licensing requirements, regulate WSI’s operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to WSI’s business operations. See “Regulations — Regulations Related to our Business Operation in Hong Kong.” Failure to comply with applicable HK Brokerage Service Rules can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on WSI’s future business activities or suspension or revocation of WSI’s licenses or trading rights. Any outcome may affect WSI’s ability to conduct business, harm WSI’s reputation and consequently, materially and adversely affect the business of WSI, and our financial condition, results of operations and prospects. Save as discussed below in this risk factor, we believe that WSI is in compliance with the applicable HK Brokerage Service Rules in all material respects as of the date of this prospectus.
From time to time, WSI, as an HKSFC-licensed corporation, may be subject to, or required to assist in, inquiries or investigations by relevant regulatory authorities in Hong Kong, principally the HKSFC. The HKSFC conducts on-site reviews and off-site monitoring to review and supervise WSI’s business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, its financial soundness. WSI is subject to such regulatory inquiries and investigations from time to time. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against WSI, WSI’s responsible officers, licensed representatives, directors or other officers. Any such disciplinary actions taken against WSI, WSI’s responsible officers, licensed representatives, directors or other officers may have a material and adverse impact on WSI’s business operations, and our financial results. In addition, WSI is subject to statutory secrecy obligations under the HKSFO whereby it may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC.
As of the date of this prospectus, WSI has been involved in certain inquiries from the HKSFC concerning its practices relating to protection of client assets where WSI failed to deposit client money of RMB 200,000 into a segregated bank account between July 29, 2022 and September 27, 2022, due to staff oversight and subsequently rectified the non-compliance by depositing the relevant money balance into a segregated bank account. We are unable to accurately predict the outcome of the inquiries because of their ongoing nature. See “Business — Ongoing Regulatory Actions”. There remains a risk that on conclusion of the inquiries and/or investigations, the HKSFC may identify misconduct or material non-compliance and decide to take regulatory actions, which may include, among other things, reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of WSI’s licenses and trading rights. There also remains a risk that we may not be able to rectify our practices to be in compliance with the relevant laws, regulations or rules following the identification of any such misconduct or material non-compliance, which may result in the HKSFC taking additional regulatory actions against us in the forms described above. If any such outcome were to arise, there may be a material and adverse effect on WSI’s business, results of operations, financial condition and prospects. Our reputation may also be harmed.
WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders.
Under sections 131 and 132 of the HKSFO, a person (including a corporation) has to apply for the HKSFC’s approval before becoming or continuing to be, as the case may be, a substantial shareholder of a licensed corporation. For the period between November 2, 2023 and December 4, 2023, two companies, each being the associate (as defined under the HKSFO) of Mr. Zhou Kai, an existing HKSFC-approved individual substantial shareholder of WSI and our Chairman of the Board, Director and Chief Technology Officer, as well as a shareholder who owns more than 5% of our issued and outstanding Ordinary Shares as of the date of this prospectus, by acquiring the shares of Waton Corporation Limited, became a substantial shareholder of WSI without the HKSFC’s prior approval, due to inadvertent oversight. The two companies have taken rectification measures to dispose of the relevant shares of Waton Corporation Limited on December 4, 2023 and ceased to be substantial shareholders of WSI. As a result of the foregoing, Mr. Zhou Kai, being the existing individual substantial shareholder, and the two companies, could be found guilty of a criminal offense and be held liable on conviction to a maximum fine of HK$1,000,000 (approximately US$128,205). Please see “Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to our Securities Brokerage Services and Related Advisory Services—Ongoing obligations for compliance by licensed corporations and intermediaries — Obligation for substantial shareholder.”
Under the HKSFO, a person licensed or registered under the HKSFO must continue to be fit and proper. Among the factors that the HKSFC will consider when determining whether the person is a fit and proper person to be licensed under the HKSFO, in the case of a corporation, the HKSFC will consider any information relating to any substantial shareholder or officer of the corporation or of any of its group companies, including, among others, their reputation, character, reliability and financial integrity. As a result of the forgoing contraventions of regulations by WSI’s substantial shareholders, the HKSFC could be of the opinion that WSI, the responsible officers or licensed representatives of WSI and/or the relevant substantial shareholder of WSI is/are not fit and proper person(s) and could take further disciplinary actions which could lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against WSI, the responsible officers or licensed representatives and/or any of the staff of WSI. Any of such disciplinary actions could have an adverse impact on WSI’s business operations and our financial results. Please see “Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to our Securities Brokerage Services and Related Advisory Services — Ongoing obligations for compliance by licensed corporations and intermediaries — Fit and proper requirement.”
We derived a substantial portion of revenue from a small number of key customers.
We derived a substantial portion of our revenues from a small number of key customers. We had a concentration of revenues of approximately 89.7% and 97.6% from the top five customers for the fiscal years ended March 31, 2024 and 2023, respectively. In the fiscal years ended March 31, 2024 and 2023, the largest customer accounted for approximately 39.5% and 81.5% of our total revenues, respectively. Our customer concentration risk is exacerbated, because customers of software licensing and related support services engage WSI or WTI on a project-by-project basis and may further procure WSI’s securities brokerage services or other related services as a result of our cross-selling efforts.
We cannot assure you that WSI will be successful in diversifying its customer base, engaging new customers, and reducing the customer concentration risk. For example, one and four out of the top five customers (including Wealth Guardian Investment Limited (“WGI”), a related party and the largest customer) for the fiscal years ended March 31, 2024 and 2023, respectively, engaged WSI or WTI for its software licensing and related support services. Since WSI or WTI are engaged to provide software licensing and related support services on a project-by-project basis, we cannot assure you that those customers will continue to retain such services from WSI or WTI for their future businesses. If WSI or WTI is unable to secure new customers or provide software licensing and related support services at the same or substantially similar level as it did in the fiscal years ended March 31, 2024 and 2023, our results of operations, financial conditions, cashflow positions may be adversely and materially impacted. Furthermore, WGI, a related party and our largest customer for the fiscal years ended March 31, 2024 and 2023, engaged WSI for its securities brokerage and software licensing and related support services. Four and none out of five top customers for the fiscal years ended March 31, 2024 and 2023, respectively, engaged WSI’s bond distribution services, which were primarily provided to bond issuers on a project basis. We cannot guarantee that WGI or any other top customers for WSI’s securities brokerage services will continue to trade on WSI’s trading platform at levels commensurate with previous periods, or that they will not terminate the use of WSI’s or WTI’s services in the future. Furthermore, the volume of trading which these customers may decide to trade during any particular period depends on their investment preferences at the time, which may be affected by their outlook and perception of the market as well as factors beyond our and our subsidiaries’ control. Any decline in the top customers’ transaction volumes would lower our revenues, which would adversely affect our profitability.
We derived a substantial portion of revenue from WGI, a single related party customer.
WGI, which is a related party over which we exercise significant influence, was the largest customer for both the fiscal years ended March 31, 2024 and March 31, 2023. See “Related Party Transactions” of this prospectus for details. WGI accounted for 39.5% and 81.5% of our total revenues in the fiscal years ended March 31, 2024 and March 31, 2023, respectively. During the fiscal years ended March 31, 2023 and 2024, WSI provided the securities brokerage, margin financing and other related services to WGI, and WSI provided the software licensing and related support services to WGI before October 2023, while WTI has provided the software licensing and related support services to WGI since October 2023. This heavy reliance on a single related party customer leaves our subsidiaries’ business vulnerably exposed. A loss of WGI as customer could result in a substantial drop in revenue that could threaten our financial viability and ability to continue operations. Even if our subsidiaries succeed in retaining WGI as its customers, if the relationship with WGI deteriorates for whatever reason, or there is any adverse change in WGI’s demand for our subsidiaries’ services, our subsidiaries’ business and our results of operations and financial conditions could be materially and adversely affected. Furthermore, the pricing, payment terms and other commercial conditions upon which our subsidiaries transact with WGI may be less favorable to our subsidiaries compared to what our subsidiaries could negotiate with a non-related customer. There is no guarantee that our close relationship with WGI will not affect sales decisions. Our heavy reliance on WGI also means that our subsidiaries have had limited experience in attracting and maintaining non-related party customers at a scale comparable to WGI. Our subsidiaries have entered into various transactions with WGI in the past, and we expect this to continue in the future. There is no assurance that our subsidiaries will be able to successfully decrease our dependence on WGI over time by expanding non-related party customers clientele and strengthening our financial independence from WGI.

WSI and WTI are dependent on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company and a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder, for providing software licensing and related support services.
Shenzhen Jinhui Technology Co. Ltd. (“Shenzhen Jinhui”) is a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder who owns more than 5% of the number of issued and outstanding Ordinary Shares of our Company as of the date of this prospectus. WSI and WTI have outsourced the trading platform APP development and related support services in its software licensing and related support services to Shenzhen Jinhui, a single related party supplier. As such, WSI and WTI are dependent on Shenzhen Jinhui for providing such services to software licensing and related support services customers. The dependence on Shenzhen Jinhui exposes WSI and WTI to risks, including reduced control over costs and constraints based on the availability, terms, and pricing of these services. The pricing, payment terms and other commercial conditions upon which WSI or WTI transact with Shenzhen Jinhui may be less favorable to WSI and WTI compared to what WSI and WTI could negotiate with a non-related party supplier. While we consider the chance of WSI and WTI being denied access to such services provided by Shenzhen Jinhui to be remote, if WSI and WTI were denied access to such services for some reasons, including, but not limited to a deterioration of relationship between us and Mr. Zhou Kai, or if WSI and WTI were to experience any material disruptions to the sourcing of such services from Shenzhen Jinhui, WSI and WTI may not be able to switch to an alternative supplier at all or on substantially similar terms. As a result, our results of operations and financial condition could be materially and adversely affected.
WSI’s activities may be deemed as provision of securities brokerage services in Mainland China, and thus may subject WSI to rectifications.
According to the Regulation on the Supervision and Administration of Securities Companies promulgated by the PRC State Council on July 29, 2014, an overseas securities operating institution shall obtain approval from the securities regulatory authority for operating a securities business or setting up a representative office within Mainland China. The Measures for the Administration of Securities Brokerage Business effected on February 28, 2023, further illustrate that overseas securities operating institutions that carry out activities such as marketing and account opening of overseas securities trading services in Mainland China directly or through their affiliates and cooperative institutions without any approval, may be subject to regulatory warnings, correction orders, condemnation and fines.
As of the date of this prospectus, except as described below, neither we nor our subsidiaries own or control, directly or indirectly, any domestic assets, interests or domestic operating entities in Mainland China and our subsidiaries’ operations are in Hong Kong. WSI has, through equity method investment, acquired a 55% interest in LeFeng Hainan Private Equity Fund Management Limited, a limited liability company established in the PRC, which has not commenced operations as of the date of this prospectus, which company is not our subsidiary. WSI launched its securities brokerage business online where a minimal portion of its customers are Mainland Chinese nationals who can access WSI’s integrated electronic trading platform for securities brokerage and value-added services from Mainland China. These customers are using their foreign exchange funds and WSI will not accept funds from Mainland China nor will they convert such RMB funds into the foreign exchange nor transfer such funds out of Mainland China to the offshore trading accounts opened with WSI. WSI has never directly or through any affiliated or cooperative institutions in Mainland China engaged in marketing, opened trading accounts, or engaged other activities related to overseas securities brokerage services in Mainland China and WSI has never directly or through any such affiliated or cooperative institutions conducted marketing, opened trading accounts or engaged other particular events primarily targeting the Mainland Chinese nationals residing in Mainland China for overseas securities brokerage services in Hong Kong and/or out of Mainland China. WSI does not hold any license or permit in relation to providing securities brokerage business in Mainland China.
As of the date of this prospectus, neither we nor our subsidiaries have received any notifications of any non-compliance of the Regulation on the Supervision and Administration of Securities Companies and the Measures for the Administration of Securities Brokerage Business. However, since a minimal portion of customers are Mainland Chinese nationals and Chinese regulations have not provided clear definition regarding “operating securities business within Mainland China”, we cannot assure you that allowing access to WSI’s integrated electronic trading platform for securities brokerage and value-added services by Mainland Chinese nationals will not be deemed to be operating securities brokerage business in Mainland China, which may subject WSI to further inquiries or rectifications. If certain of WSI’s activities were deemed by relevant regulators as provision of securities brokerage services in Mainland China, WSI will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the CSRC, and failure of obtaining such licenses or permits may subject WSI to regulatory actions and penalties, including fines, suspension of parts or all of WSI’s operations, and temporary suspension or block of WSI’s websites and mobile application in Mainland China. In such cases, WSI’s business, and our financial condition, results of operations and prospects may be materially and adversely affected.
WSI faces risks related to the know-your-customer, or KYC, procedures when WSI’s customers provide outdated, inaccurate, false or misleading information.
Prior to providing securities brokerage services, WSI collects customer information when opening and registering accounts. Although WSI requires its customers to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, WSI faces risks, as the information provided by its customers may be outdated, inaccurate, false or misleading. WSI cannot fully confirm the accuracy, currency and completeness of such information, despite reasonable effort. WSI’s provision of services to customers (and/or their end users in the case of securities broker customers) who reside in jurisdiction where WSI has no license or permit could be in violation of the applicable laws and regulations in those jurisdictions, of which WSI may have no awareness until WSI is warned by the relevant supervising authorities. WSI could be subject to disciplinary or other actions by the relevant regulatory agencies, due to claims of non-compliance, which could have a material adverse effect on WSI’ business, and our financial condition and results of operations.
Similarly, although WSI or WTI collects customer information and performs due diligence on its customers as part of the customer onboarding process prior to providing software licensing and related support services to customers, WSI or WTI faces risks as the information provided by customers may be outdated, inaccurate, false or misleading. WSI or WTI cannot fully confirm the accuracy, currency and completeness of such information despite reasonable effort. We cannot assure you that WSI or WTI will be able to identify all possible issues based on the information available to it. Outdated, inaccurate, false or misleading information provided by the software licensing and related support services customers could lead to non-compliance with relevant laws and regulations, which could result in material adverse effect on WSI’s and WTI’s business, and our financial condition and results of operations.
WSI’s customers may engage in fraudulent or illegal activities.
WSI has implemented stringent internal control policies, insider trading, anti-money laundering, and other anti-fraud rules and mechanisms on its trading platform. Nevertheless, WSI remains subject to the risk of fraudulent or illegal activities both on its trading platform and associated with its customers (and/or their end users in the case of securities broker customers), business partners, and third parties handling customer information. WSI’s resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraudulent or illegal activities.
Any misbehavior of or violation by WSI’s customers and/or their end users of applicable laws and regulations could lead to regulatory inquiries and investigations, which may affect WSI’s business operation and prospects. WSI might also incur higher costs than expected in order to take additional steps to reduce risks related to fraudulent and illegal activities. High-profile fraudulent or illegal activities, for example, money laundering, insider trading and securities fraud, could lead to regulatory intervention, and may divert our management’s attention and cause WSI to incur additional regulatory and litigation expenses and costs. There is no assurance that WSI can verify whether every transaction conducted by customers is in compliance with applicable laws and regulations, including to those relating to insider trading, money laundering and securities fraud, because customers may circumvent due diligence measures to commit insider trading and/or money laundering. Significant increases in fraudulent or illegal activities could negatively impact WSI’s brand and reputation, reduce the trading volume on WSI’s trading platform and therefore harm our operating and financial results.
Furthermore, securities broker customers and/or their end users who utilize WSI’s trading platform APP to place securities trading transactions may be in violation of applicable laws and regulations, including but not limited to those relating to data security, in their day-to-day operations or during their business expansion, which could negatively impact WSI’s reputation and harm our operating and financial results.
As of the date of this prospectus, WSI has not experienced any material business or reputational harm as a result of fraudulent or illegal activities of WSI’s customers and/or their end users. However, we cannot rule out the possibility that they may occur, causing harm to WSI’s business or reputation in the future. If WSI’s customers and/or their end users engage in fraudulent or illegal activities, our results of operations and financial conditions could be materially and adversely affected.

Non-compliance with applicable regulations and illegal activities on the part of third parties with which our subsidiaries conduct business could disrupt our subsidiaries' business and adversely affect our results of operations.
Our securities broker customers or other business counterparties may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our subsidiaries’ business activities and reputation and in turn, our results of operations. Although our subsidiaries conduct onboarding due diligence on our subsidiaries’ business counterparties, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. Under the Criminal Procedure Ordinance (Chapter 221 of the laws of Hong Kong), any person who aids, abets, counsels or procures the commission by another person of any offence shall be guilty of the like offence. Accordingly, if any of our subsidiaries’ business counterparties is deemed to commit any offence, we cannot assure you that our subsidiaries will not be found guilty of the same offence and be liable for the same penalties if our subsidiaries are found guilty of aiding, abetting, counselling or procuring the same offence. We cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any non-compliance on the part of these counterparties may cause potential liabilities to our subsidiaries and in turn disrupt our subsidiaries’ operations.
The impairment or negative performance of other participants in the financial services industry could adversely affect us.
Our subsidiaries routinely work with counterparties in the financial services industry, including securities brokers and other financial institutions. A decline in the financial condition of one or more such financial services institutions may expose our subsidiaries to credit losses or defaults, limit our subsidiaries’ access to liquidity or otherwise disrupt the operations of our subsidiaries’ business. While our subsidiaries regularly assess their exposure to counterparties in the financial services industry, the performance and financial strength of specific institutions are subject to rapid changes, the timing and extent of which cannot be known.
Downgrades in the credit or financial strength ratings assigned to the counterparties with which our subsidiaries transact business or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future distress or defaults by such counterparties. Consequently, our results of operations and financial condition may be adversely impacted.
Any failure to ensure and protect the confidentiality of the personal data of our subsidiaries’ customers could lead to legal liability, adversely affect our reputation and have a material adverse effect on our subsidiaries’ business and our financial condition or results of operations.
Our subsidiaries’ services involve the exchange of information, including detailed personal and financial information regarding our subsidiaries’ customers, through a variety of electronic and non-electronic means. Our subsidiaries rely on a complex network of process and software controls to protect the confidentiality of data provided to them or stored on their systems. If our subsidiaries do not maintain adequate internal controls or fail to implement new or improved controls, this data could be misappropriated or confidentiality could otherwise be breached. Our subsidiaries could be subject to liability if our subsidiaries inappropriately disclose any customers’ personal information, or if third parties are able to penetrate network security or otherwise gain access to any customers’ name, address, portfolio holdings, or other personal information. Any such event could subject us and our subsidiaries to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our subsidiaries’ customers to lose their trust and confidence, which may result in a material adverse effect on the business of our subsidiaries, and our results of operations and financial condition.
Any failure to comply with applicable anti-money laundering laws and regulations by us or in our subsidiaries’ business could damage our reputation.
Our subsidiaries are required to comply with applicable anti-money laundering and anti-terrorism laws and regulations in Hong Kong in respect of their operations. These regulations require our subsidiaries, among others, to perform verification of customer identification, reporting of suspicious transactions, and preservation of customer identification information and transaction records. See “Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to anti-money laundering and counter-terrorist financing” for further details. While our subsidiaries have adopted procedures and policies in order to comply with applicable anti-money laundering and anti-terrorism laws and regulations in Hong Kong, we cannot assure you that our subsidiaries will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to completely eliminate any risk of being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations.
Our subsidiaries’ risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee misconduct.
Our subsidiaries have devoted significant resources to develop risk management policies and procedures and will continue to do so. Nonetheless, our subsidiaries’ policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating risk exposure in all market environments or against all types of risk. Many of our subsidiaries’ risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what the models indicate. This could cause our subsidiaries to incur investment losses or cause our subsidiaries’ hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, customers, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us and our subsidiaries, which may not always be accurate, complete, up-to-date or properly evaluated.
Moreover, our subsidiaries are subject to the risks of errors and misconduct by their employees, which may include:
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engaging in misrepresentation or fraudulent activities when such employees market our subsidiaries’ brand as a securities brokerage service provider and/or software licensing and related support service provider to customers and potential customers;

•	improperly using or disclosing confidential information of our customers or other parties;
•	concealing unauthorized or unsuccessful activities; or
•	otherwise not complying with laws and regulations or our subsidiaries’ internal policies or procedures.
Although our subsidiaries have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our subsidiaries’ business, and our results of operations or financial performance.
Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.
If our subsidiaries fail to respond in a timely and cost-effective manner to the needs of their customers or if our subsidiaries’ new service offerings do not achieve sufficient market acceptance, the business of our subsidiaries, and our results of operations may be materially and adversely affected.
Our future success will depend partially on our subsidiaries’ ability to develop and introduce new service offerings to respond to the evolving needs of their customers (and/or their end users in the case of securities broker customers) in a timely and cost-effective manner. Our subsidiaries provide services in markets that are characterized by rapid technological change, evolving industry standards, frequent new service introductions, and increasing demand for higher levels of customer experience. In recent years, our subsidiaries have expanded its service offerings for our customers from securities brokerage services to software licensing and related support services and bond distribution services, and our subsidiaries may continue to expand their new service offerings in the future. However, our subsidiaries have limited experience in new service offerings, and expansion into new service offerings may involve new risks and challenges that our subsidiaries may not have experienced before. We cannot assure you that our subsidiaries will be able to overcome such new risks and challenges and make new service offerings successful. Initial timetables for the introduction and development of new service offerings may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of new service offerings. Our subsidiaries’ personnel and technology systems may fail to adapt to the changes in such new areas or our subsidiaries may fail to effectively integrate new services into the existing operation. Our subsidiaries may lack experience in managing new service offerings. In addition, our subsidiaries may be unable to proceed with the new operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if our subsidiaries expand their business into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new service offerings could have a significant impact on the effectiveness of the internal control system. Failure to successfully manage these risks in the development and implementation of new service offerings could have a material adverse effect on the business of our subsidiaries, and our results of operations and financial condition.
Our subsidiaries’ ability to anticipate and identify the evolving needs of their customers and/or their end users and to develop and introduce new service offerings to address such needs will be a significant factor in maintaining or improving their competitive position and prospects for growth. Our subsidiaries may also have to incur substantial unanticipated costs to maintain and further strengthen such ability. Our success will also depend on our subsidiaries’ ability to develop and introduce new services and enhance existing services for our subsidiaries’ customers and/or their end users in a timely manner. Even if our subsidiaries introduce new and enhanced services to the market, they may not achieve market acceptance.
Unexpected network interruptions, security breaches or computer virus attacks and failures in our information technology systems could have a material adverse effect on the business of our subsidiaries, and our financial condition and results of operations.
Our subsidiaries’ information technology systems support all phases of operations and are an essential part of their technology infrastructure. If our subsidiaries’ systems fail to perform, our subsidiaries could experience disruptions in operations, slower response time or decreased customer and/or end user satisfaction. Our subsidiaries must process, record and monitor a large number of transactions and our subsidiaries’ operations are highly dependent on the integrity of their technology systems and their ability to make timely enhancements and additions to their systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to our subsidiaries’ systems, changes in customer and/or end user usage patterns, linkages with third-party systems and power failures. Our subsidiaries’ systems are also vulnerable to disruptions from human errors, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our subsidiaries’ key business partners and suppliers, and other similar events.
Our subsidiaries’ internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure our subsidiaries depend on will remain sufficiently reliable for their needs. Any failure to maintain the performance, reliability, security or availability of our subsidiaries’ network infrastructure may cause significant damage to our subsidiaries’ ability to attract and retain customers and/or end users. Major risks involving our subsidiaries’ network infrastructure include:
•	breakdowns or system failures resulting in a prolonged shutdown of our subsidiaries’ servers;
•	disruption or failure in the networks, for example in Hong Kong, which would make it impossible for customers and/ or end users to access WSI’s online trading platforms;
•	damage from natural disasters or other catastrophic events such as typhoons, volcanic eruptions, earthquakes, floods, telecommunications failures, or other similar events; and
•	any infection by or spread of computer viruses or other system failures.
Any network interruption or inadequacy that causes interruptions in the availability of WSI’s online trading platforms or deterioration in the quality of access to WSI’s online trading platforms could reduce customer and/or end user satisfaction and result in a reduction in the activity level of customers and/or end users as well as the number of customers and/or end users making trading transactions on WSI’s trading platform. Furthermore, increases in the volume of traffic on WSI’s trading platforms could strain the capacity of WSI’s existing computer systems and bandwidth, which could lead to slower response times or system failures. This could cause a disruption or suspension in service delivery, which could hurt our brand and reputation. WSI may need to incur additional costs to upgrade its technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that WSI’s systems cannot handle higher volumes of traffic and transaction in the future. In addition, it could take an extended period of time to restore full functionality to WSI’s technology or other operating systems in the event of an unforeseen occurrence, which could affect WSI’s ability to process and settle customer and/or end user transactions. Despite our subsidiaries’ efforts to identify areas of risk, oversee operational areas involving risks, and to implement policies and procedures designed to manage these risks, there can be no assurance that our subsidiaries will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of suppliers or other third parties. As of the date of this prospectus, there were no incidents of network interruptions, security breaches or computer virus attacks and failures in our subsidiaries’ information technology systems that have a material adverse effect on the business of our subsidiaries.
Failure or poor performance of third-party software, infrastructure or systems on which our subsidiaries rely could adversely affect the business of our subsidiaries.
Our subsidiaries rely on third parties to provide and maintain certain infrastructure or system that is critical to the business of our subsidiaries. For example, there is one strategic related party partner, Shenzhen Jinhui, who provides services to WSI and WTI in connection with various aspects of their operations and systems. If such infrastructure or system become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable for any reason, the business of our subsidiaries may be materially and adversely affected. The infrastructure of our third-party service providers may malfunction or fail due to events out of our control, which could disrupt our subsidiaries’ operations and have a material adverse effect on the business of our subsidiaries, and our financial condition, results of operations and cash flows. Any failure to maintain and renew our subsidiaries’ relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on the business of our subsidiaries, and our financial condition, results of operations and cash flows.
Our subsidiaries, including WSI and WTI also rely on certain third-party software, third-party computer systems and service providers, including clearing systems, exchange systems, alternate trading systems, order-routing systems, market data, internet service and IT infrastructure providers, communications facilities and other facilities. Any interruption in these third-party services or software, deterioration in their performance, or other improper operation could interfere with WSI’s trading, clearing and settlement and related services and WTI’s software licensing and related support services, cause losses due to erroneous or delayed responses, or otherwise be disruptive to the business of our subsidiaries. If our subsidiaries’ arrangements with any third party are terminated, our subsidiaries may not be able to find an alternative source of software or systems support on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on the business of our subsidiaries, and our financial condition, results of operations and cash flows.
Our subsidiaries rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions.
Our subsidiaries rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions. For example, external content providers provide financial information, market news, charts, option and stock quotes and other fundamental data that WSI offers to its customers and/or end users. These service providers face technical, operational and security risks of their own. Any significant failures by them, including improper use or disclosure of our subsidiaries’ confidential customer, employee or company information, could interrupt the business of our subsidiaries, result in losses and harm our reputation. In particular, WSI has contracted with affiliates of the Nasdaq Stock Market LLC and Hong Kong Exchange and Clearing Limited and a few other institutions to allow WSI’s customers and/or end users to access real-time market information data, which are essential for WSI’s customers and/or end users to make their investment decisions and take actions. Any failure of such information providers to update or deliver the data in a timely and accurate manner as provided in the agreements could lead to potential losses of WSI’s customers and/or end users, which will in turn affect the business operations of WSI and our reputation.
We cannot assure you that the external service providers will be able to continue to provide these services to meet WSI’s current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet WSI’s needs in the future. Their ability to provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations.
An interruption in or the cessation of service by any external service provider as a result of system failures, capacity constraints, financial constraints or similar problems, unanticipated trading market closures or for any other reason and WSI’s inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on WSI’s business, and our results of operations and financial condition.

Further, disputes might arise out of or in connection with the agreements regarding WSI’s or the service providers’ performance of the obligations thereunder. To the extent that any service provider disagrees with WSI on the quality of the products or services, terms and conditions of the payment or other provisions of such agreements, WSI may face claims, disputes, litigation or other proceedings. WSI may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. WSI could also face damages to its reputation as a result of such claims, and WSI’s business, and our financial condition, results of operations and prospects could be materially and adversely affected.
If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to our subsidiaries, or terminate their existing relationship with our subsidiaries, our subsidiaries’ business, and our financial condition and results of operations may be materially and adversely affected.
WSI and WTI currently rely on Apple’s app store, Google’s Play Store and certain Android app stores to distribute mobile applications to users. As such, the promotion, distribution and operation of application licensed by WSI and WTI are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to WSI and WTI, or refuse to distribute the application, or if any other major distribution channel with which our subsidiaries would like to seek collaboration refuses to collaborate with our subsidiaries in the future, the business of our subsidiaries, and our financial condition and results of operations may be materially and adversely affected.
WSI may fail to obtain and maintain licenses and permits necessary to conduct its operations in Hong Kong, and WSI’s business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in Hong Kong.
The laws and regulations governing the financial services industry in Hong Kong are mainly the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the HKSFO, and its subsidiary legislations. Depending on the type of products and services being offered, financial service providers may be subject to the supervision and scrutiny by different authorities and may be required to obtain and hold different licenses or permits. See “Regulation — Regulations Related to our Business Operation in Hong Kong” for further details.
WSI currently holds the following licenses, from the HKSFC: (i) SFO Type 1 License, effective as of December 21 2004, for conducting regulated activities related to dealing in securities; (ii) SFO Type 4 License, effective as of February 10, 2022, for conducting regulated activities related to advising on securities; (iii) SFO Type 5 License, effective as of February 10, 2022, for conducting regulated activities related to advising on future contracts; and (iv) SFO Type 9 License, effective as of February 10, 2022, for conducting regulated activities related to asset management. We cannot assure you that WSI will be able to maintain its existing licenses, qualifications or permits, renew any of them when their current terms expire or obtain additional licenses necessary for future business expansion. Failure to comply with the applicable laws, rules and regulations may result in fines, injunctive orders, deregistration and other penalties, as well as adverse reputational risk, including negative publicity or perception. In extreme cases, WSI may be hampered or prevented from conducting business in a normal manner and some or all of WSI’s licenses may be suspended or revoked. Withdrawal, amendment, revocation or cancellation of any regulatory approval in respect of any part of WSI’s activities could cause WSI to cease conducting a particular regulated activity or change the way in which it is conducted. Furthermore, WSI has to ensure continuous compliance with all applicable laws, regulations and guidelines, and satisfy the HKSFC that WSI remains fit and proper to be licensed. If there is any change or tightening of the relevant laws, regulations and guidelines, it may materially and adversely affect WSI’s business operation. We cannot assure you that WSI will be able to maintain its qualification to provide securities brokerage services. Accordingly, WSI’s business operations and our financial results might be materially and adversely affected.
WSI may also be subject to regulatory inspections and investigations from time to time. With respect to HKSFC investigations, WSI may be subject to secrecy obligations under the HKSFO whereby WSI is not permitted to disclose certain information relating to the HKSFC investigations. Also, unless WSI is specifically named as the party that is being investigated under the HKSFC investigation, we generally do not know whether WSI, any of the substantial shareholders, directors or staff or any responsible officer or licensed representative of WSI is the subject of the HKSFC investigations. If the results of the inspections or investigations reveal serious misconduct, the HKSFC may take disciplinary actions which would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against WSI, the responsible officers or licensed representative and/or any of the staff of WSI. Any of such disciplinary actions could have an adverse impact on WSI’s business operations and our financial results.
Some of WSI’s customers and/or end users reside in other countries or jurisdictions other than Hong Kong. WSI may incur substantial additional costs to obtain and maintain required licenses and permits and/or comply with applicable laws and regulations. To the extent that WSI fails to obtain or maintain any required licenses or permits, or fail to comply with such laws and regulations, WSI’s business operations may suffer, and our results of operations and financial condition may be materially and adversely affected.
In addition, if future Hong Kong regulations require that WSI obtains additional licenses or permits in order to continue to conduct WSI’s business operations, there is no guarantee that WSI would be able to obtain such licenses or permits in a timely fashion, or at all. It is also possible that changes or adverse outcomes of regulatory reviews would restrict the range of services that WSI is able to offer or the fees that WSI is able to charge. This could increase WSI’s costs of maintaining regulatory compliance. If any of these situations occur, WSI’s business, and our financial condition and prospects would be materially and adversely affected.
Our shareholders who are PRC residents may not comply with the PRC’s regulations relating to offshore investment activities by PRC residents, and as a result, any such shareholder may be subject to penalties if he or she is not able to remediate the non-compliance.
In July 2014, the State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles, or “Circular 37”. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute offshore assets or interests to offshore companies, known as SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors and disclose the relevant information such as actual controlling party of the shareholders truthfully.
Historically, one of our shareholders who is a PRC resident indirectly holds our shares through his SPVs in BVI and has not completed the Circular 37 registration, and currently this shareholder has completed the Circular 37 registration. We have asked our shareholder who is a Chinese resident to make the necessary applications and filings as required by Circular 37. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. We cannot, however, provide any assurances that all of our and future shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules. The Chinese resident shareholders’ failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000. We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37.
If WSI is to provide services related to virtual assets such as acting as an introducing agent for a virtual asset trading platform and acting as a software licensing and related support service provider in providing virtual assets trading system solution in the future, regulatory changes that impact our ability to provide such services as planned or failure to comply with the related regulation would cause a decline in our revenues, income, cash flow, results of operations or financial condition.
WSI currently holds an HKSFO Type 1 License from the HKSFC for conducting regulated activities related to dealing in securities and WSI and WTI are software licensing and related support service providers providing a perpetual on-premise licensed trading platform APP and related support services to financial institutions. While WSI currently does not provide services related to virtual assets (as defined in section 53ZRA of the Anti-Money

Laundering and Counter-Terrorist Financing Ordinance (AMLO) (Chapter 615 of the laws of Hong Kong) (“AMLO”), WSI plans to act as an introducing agent to introduce its customers who are qualified professional investors to a HKSFC-licensed virtual asset trading platform (the “HKSFC-licensed Platform”) in respect of its business in Type 1 regulated activity (dealing in securities) in Hong Kong, subject to the HKSFC’s approval (the “Virtual Assets Introducing Agent Business”), and WTI plans to act as a software licensing service provider of a virtual assets trading system solution, which develops APP and application programming interface (“API”) enabling users to have access to services such as virtual assets market data, trading, clearing and settlement services (the “Virtual Assets Trading Solution Business”) in the future. Such virtual assets market data, trading, clearing and settlement services would be provided by a HKSFC-licensed Platform operator.
As of the date of this prospectus, WSI has notified the HKSFC of its intention to engage in the Virtual Assets Introducing Agent Business and the HKSFC is reviewing the application with no concrete timeline for issuing approval. WSI will not commence the proposed Virtual Assets Introducing Agent Business until it has received the approval from the HKSFC. In respect of the proposed Virtual Assets Trading Solution Business, as of the date of this prospectus, WTI has been sourcing suitable partners such as HKSFC-licensed Platform operators to develop the new functions for this solution. If WSI or WTI is to be engaged in the proposed Virtual Assets Introducing Agent Business or the Virtual Assets Trading Solution Business, WSI or WTI would not provide any dealing, financial accommodation, settlement or custody services in the virtual assets. Therefore, we believe WSI and WTI will not entail the creation, issuance or use of virtual assets and will not undertake any determination of the characterization of such virtual assets as securities under the laws of Hong Kong, as such determination shall be performed by the HKSFC-licensed Platform operator according to the HKSFC’s existing regulatory regime.
We note that the HKSFC and the Hong Kong Monetary Authority (HKMA), being the regulatory entities in Hong Kong that govern or have the potential to affect any virtual assets-related business activities have issued publications to set out policy, regulatory requirements and standards of conduct for entities which wish to engage in virtual asset-related activities. The HKSFC is responsible for regulating virtual asset trading platforms operating in Hong Kong, virtual asset-related HKSFC-licensed or registered intermediaries including virtual asset fund managers, intermediaries dealing in or advising on virtual assets and intermediaries distributing virtual asset-related products through the HKSFO and/or AMLO. There can be no assurance that WSI would obtain HKSFC’s approval to conduct the Virtual Assets Introducing Agent Business, or HKSFC would not expand the existing regulatory regime to cover virtual asset-related software licensing services providers, or WSI and WTI would continue its plan to provide such services. In particular, new services and business may require substantial expenditures, take considerable time, and ultimately may not be successful.
Further, we note that U.S. federal and state regulations may affect virtual assets-related business activities. We plan to comply with U.S. federal and state regulations. As described above, WSI plans to be an introducing agent to introduce clients to the licensed virtual asset trading platforms in Hong Kong to trade virtual assets on such third-party platforms. WTI plans to provide virtual assets trading function, APP development services and other related technological support in Hong Kong. None of our subsidiaries or affiliates’ planned business entails, or will entail, the creation, issuance or use of crypto assets. None of our subsidiaries or affiliates expect to create, own or maintain any trading platform for virtual assets. WSI and WTI will not introduce any U.S. investors to the virtual assets trading platforms and will not provide app development services to any U.S. investors. We will undertake the determination of whether the virtual assets that WSI and WTI service or support could be deemed “securities” within the meaning of the U.S. federal and state securities laws. This process will involve our internal employees and officers who will work with outside legal counsel to make a determination with respect to each virtual asset that WSI and WTI will service or support. In the event a virtual asset is deemed by us, pursuant to the above analysis, to possess a reasonable likelihood of being deemed a security, we will (a) provide services and support in relation to such virtual asset assets offshore in a way that complies with applicable laws and regulations; or (b) not transact in the subject virtual asset. Regardless of our conclusions that a supported virtual asset is not a “security”, we could be subject to legal or regulatory action in the event that the SEC, a state or foreign regulatory authority, or a court were to determine that a supported virtual asset is a “security” under applicable laws. A particular virtual asset’s status as a “security” in any relevant jurisdiction is subject to a certain degree of uncertainty and if we are unable to properly characterize a virtual asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect WSI’s and WTI’s business, and our operating results, and financial condition. As of the date of this prospectus, based on the planned business activities of WSI and WTI, we do not expect to be required to register as an exchange or broker-dealer under the Exchange Act, or be required to register as a money transmitter or a money services business.

The virtual assets-related business activities are or may be subject to extensive laws, rules, regulations, policies and legal and regulatory interpretations and guidance in Hong Kong, the United States, and other relevant jurisdictions, including those governing financial services and banking, trust companies, securities, broker-dealers and alternative trading systems, commodities, credit, virtual asset custody, exchange, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, anti-money laundering, and counter-terrorist financing. We believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may continue to result in changes to the planned business, as well as increased costs, and supervision and examination for WSI, WTI and their service providers. Moreover, any fraudulent or manipulative activity relating to a virtual asset, to which WSI had introduced professional investors, could subject WSI to increased regulatory scrutiny, regulatory enforcement, and litigation. The proposed virtual assets-related businesses of WSI and WTI are subject to significant uncertainty surrounding the highly-evolving regulatory landscape of virtual assets-related business activities. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified and interpreted differently, and may require WSI and WTI to exercise its judgement as to whether certain laws, rules, and regulations apply to it, and it is possible that governmental bodies and regulators may disagree with these judgments. As such, in addition to the factors impacting the risks related to our subsidiaries’ business and industry described in this section, WSI and WTI may fail to conduct the Virtual Assets Introducing Agent Business and/ or the Virtual Assets Trading Solution Business as planned due to regulatory changes, which could adversely affect our business, operating results, and financial condition.
If WSI and WTI are to conduct the Virtual Assets Introducing Agent Business and/ or the Virtual Assets Trading Solution Business, to the extent WSI and WTI have not complied with the related laws, rules, and regulations, WSI and WTI could be subject to significant fines, revocation of licenses, limitations on its products and services, reputational harm, and other regulatory consequences. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying the offer of new products and services or could impact how WSI and WTI offer such products and services, significant fines, damage awards, forced removal of certain employees including members of our executive team, barring of certain employees from participating in the business in whole or in part, revocation of existing licenses, reputational harm, exposure to criminal liability, or other regulatory consequences. Adverse changes to, or the failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.
If WSI is to provide asset management services in the future, poor performance of the funds that WSI manages or a decline in the value of the underlying assets to WSI’s funds would cause a decline in our revenues, income and cash flow, and could adversely affect WSI’s ability to raise capital for future investment funds.
WSI currently holds an HKSFO Type 9 License from the HKSFC for conducting regulated activities related to asset management. While WSI currently does not provide asset management services and launch any investment funds, it plans to provide such services in the future. As of the date of this prospectus, our indirectly wholly owned subsidiary, Waton Investment Global SPC, has entered into an investment advisory consultancy agreement with Mr. Shi Mulang, a winner of the S.-T. Yau High School Science Award in 2021, to provide certain investment advisory services, including identifying potential investments, to a segregated portfolio of Waton Investment Global SPC. Furthermore, WSI, through WIG SPC, has set up four segregated portfolios under WIG SPC in preparation for WSI’s asset management business. If WSI is to provide such services, investment performance will be a key competitive factor for assets in the fund managed by WSI. Strong investment performance helps WSI to retain and expand the customer base. Strong investment performance is therefore an important element to our goal of maximizing the value of the assets under WSI’s management. There can be no assurance as to how WSI’s future investment performance will compare to its competitors or whether WSI’s historical performance will be indicative of future returns. Any reduction or perceived reduction in WSI’s investment performance as compared to other competitors could cause a decline in the purchase of investment products and services from WSI. These impacts may also reduce WSI’s aggregate amount of assets under management and management fees. In providing such asset management services, WSI may manage and advise fund of funds where the investment performance and the investment strategies of the underlying assets are not controlled by it but determined by the managers of the underlying funds and other economic and market events not controlled or foreseeable by WSI, such as interest rate fluctuation, global financial crisis, flash crash and other “black swan” events. Furthermore, WSI may invest in funds which are not controlled by it and the price of the securities may move up or down and may become valueless and it is likely that losses will be incurred rather than profit realized.

In the event that the fund that WSI manages were to perform poorly, our revenues, income and cash flow could decline. Poor performance of WSI’s investment fund could also make it more difficult for WSI to raise new capital. Investors might decline to invest in future investment funds WSI raises. Investors and potential investors in WSI’s fund continually assess the performance of the fund that WSI manages, and WSI’s ability to raise capital for existing and future investment funds will depend on the continued satisfactory performance of such funds. Accordingly, poor fund performance may deter future investment in the fund WSI manages and thereby decrease the capital invested in such fund and ultimately WSI’s performance fee and management fee income.
If we are deemed to be an “investment company” under the Investment Company Act of 1940, as amended (“1940 Act”), applicable restrictions could make it impractical for WSI to continue its business as contemplated and could have a material adverse impact on WSI’s business and operations, and our financial condition.
We are not, and following this offering, do not intend to operate as an “investment company” subject to registration and regulation under the Investment Company Act of 1940, as amended (the “1940 Act”). The 1940 Act, generally, subjects to registration and regulation any company that is or holds itself out as engaged primarily in the business of investing, reinvesting, or trading in securities (a “de facto investment company”). Historically, in determining whether a company is “engaged primarily” in the investment company business, and, thus, a de facto investment company, the courts and the SEC have considered the following five factors: (i) the company’s historic development; (ii) the company’s public representation of policy; (iii) the activities of the company’s officers and directors; (iv) the source of the company’s present income; and (v) the nature of the company’s present assets (the “Tonopah Factors”). More recently, the Seventh Circuit Court of Appeals ruled in SEC v. National Presto Industries, Inc., 486 F.3d 305, 315 (7th Cir. 2007) that what principally matters is the beliefs that a company is likely to induce in investors, or specifically, whether its portfolio and activities will lead investors to treat the company as an investment vehicle or as an operating enterprise.
The Company is a not “engaged primarily” in the investment company business under the Tonopah Factors and, therefore, is not a de facto investment company. Rather, since its inception, the Company, through WSI and WTI have been engaged primarily in providing securities brokerage and ancillary services and/or software licensing and related support services. The Company has represented to the public since inception that is a holding company engaged primarily in the business of providing securities brokerage and ancillary services and/or software licensing and related support services through WSI and WTI. The Company’s officers and directors devote substantially all of their time overseeing the provision of securities brokerage and ancillary services and software licensing and related support services to customers through WSI and WTI. Substantially all of the Company’s revenue is derived from the securities brokerage and ancillary services and software licensing and related support services. Finally, substantially all of the Company’s assets are comprised of the Company’s interests in our subsidiaries.
The 1940 Act also subjects to registration and regulation any company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis (“prima facie investment company”). The term “investment securities,” generally, includes all securities other than government securities and securities issued by majority-owned subsidiaries that are not, themselves, investment companies.
The Company also is not a prima facie investment company, because a majority of its assets are comprised of cash and cash equivalents, restricted cash held on behalf of clients, and receivables due from clients and clearing organization. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details. Thus, substantially less than 40% of the value of the Company’s total assets (exclusive of government securities and cash items) are comprised of investment securities. In summary, the Company is neither a de facto investment company or a prima facie investment company presently subject to registration and regulation under the 1940 Act.
Notwithstanding the foregoing, if we are deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on capital structure, ability to transact business with affiliates and ability to compensate key employees, may make it impractical to continue the business of our subsidiaries as currently conducted and may materially and adversely affect our financial condition.

If we are deemed to be an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940, as amended (“Advisers Act”), applicable restrictions could make it more difficult for us to continue our subsidiaries’ business and could have a material adverse impact on our subsidiaries’ business and operations, and our financial condition.
We are not, and following this offering, do not intend to operate as an “investment adviser” subject to registration and regulation under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Thus, we do not and will not, for compensation, engage in the business of advising others about securities. Rather, we serve as a holding company for WSI and WTI, the operating entities that provide securities brokerage and ancillary services and software licensing and related support services. The Advisers Act and the rules and regulations under the Advisers Act impose certain operational restrictions and compliance obligations on registered investment advisers. These include, for example, limitations on engaging in principal and agency transactions with customers, as well as charging performance-based fees. The U.S. Supreme Court has held that the Advisers Act imposes on registered investment advisers a fiduciary duty to eliminate or at least disclose conflicts of interest. SEC v. Capital Gains Research Bureau, Inc., 375 U.S. 180, 194 (1963). If we were to be subject to registration and regulation under the Advisers Act, these limitations and obligations could make it more difficult for us to continue the business of our subsidiaries and could have a material adverse impact on our financial condition. Although our investment strategies might change in the future, we do not and will not engage in activities that will subject us to registration and regulation under the Advisers Act and we believe we will not be deemed to be an “investment advisor” under the Advisers Act.
Any harm to our subsidiaries’ reputation or failure to enhance our subsidiaries’ brand recognition may materially and adversely affect the business of our subsidiaries, and our financial condition and results of operations.
A critical component to our future growth will be our subsidiaries’ ability to promote and sustain their brands. For example, promoting and positioning our brand and our subsidiaries’ securities brokerage and ancillary and software licensing and related support services will depend largely on the success of marketing efforts, its ability to attract customers and/or end users cost-efficiently and its ability to consistently provide high-quality services and a superior experience. Our subsidiaries may incur expenses related to advertising and other marketing efforts, which may not be effective and may adversely affect our net margins.
In addition, to provide a high-quality customer and/or end user experience, our subsidiaries have invested and will continue to invest in the development and functionality of their services, for example, in the case of WSI, its securities brokerage and software licensing and related support services. Our subsidiaries’ ability to provide a high-quality customer and/or end user experience is also highly dependent on external factors over which we and our subsidiaries may have little or no control. Failure to provide our subsidiaries’ customers and/or end users with high quality services and experience for any reason could substantially harm our subsidiaries’ reputation and adversely impact our subsidiaries’ efforts to develop a trusted brand, which could have a material adverse effect on the business of our subsidiaries, and our results of operations, financial condition and prospects.
Our subsidiaries’ reputation and brand are also vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by customers and/or end users or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our subsidiaries’ reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our subsidiaries’ competitors, may also negatively impact our subsidiaries’ reputation and brand. If our subsidiaries are unable to maintain a good reputation or further enhance their brand recognition, their ability to attract and retain customers and/or end users and key employees could be harmed and, as a result, the business of our subsidiaries and our revenues would be materially and adversely affected.
We and our subsidiaries may be subject to litigation, arbitration or other legal proceeding risks.
We and our subsidiaries, as well as directors, officers and employees of us and our subsidiaries may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigation are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigation may cause us and our subsidiaries to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm the business of our subsidiaries. Any settlements or judgments against us and our subsidiaries could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us and our subsidiaries may damage our reputation and may result in a material adverse impact on us and our subsidiaries.
We may not be able to obtain additional capital when desired, on favorable terms or at all.
We may require additional funding for further growth and development of the business of our subsidiaries, including any investments or acquisitions we may decide to pursue. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our subsidiaries’ operations, take advantage of unanticipated opportunities, develop or enhance our subsidiaries’ infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect the business of our subsidiaries, and our financial condition and results of operations. If our and our subsidiaries’ existing resources are insufficient to satisfy our and our subsidiaries’ requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Hong Kong financial industry. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences, or privileges senior to those of existing shareholders. In addition, WSI is required under the Securities and Futures (Finance Resources) Rules (Chapter 571N of the laws of Hong Kong), to maintain certain levels of liquid capital. If WSI fails to maintain the required levels of liquid capital, the HKSFC may take actions against WSI and WSI’s business will be adversely affected. See “Regulations — Regulations Related to our Business — Operation in Hong Kong Ongoing obligations for compliance by licensed corporations and intermediaries — Maintenance of minimum paid-up share capital and liquid capital.”
Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar.
Exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar, as well as inflation in Hong Kong may negatively affect our earnings. A portion of our revenues and expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Hong Kong operations, including facilities-related expenses, are incurred in Hong Kong dollars, and personnel-related expenses are expected to be incurred in Hong Kong dollars. Consequently, inflation in Hong Kong will have the effect of increasing the dollar cost of our operations in Hong Kong, unless it is offset on a timely basis by a devaluation of the Hong Kong dollar, as applicable, relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Hong Kong or the rate of devaluation of the Hong Kong dollar, as applicable, against the U.S. dollar. In addition, we are exposed to the risk of fluctuations in the value of the Hong Kong dollar vis-a-vis the U.S. dollar. While the Hong Kong government has continued to pursue a fixed exchange rate policy since 1983, with the Hong Kong dollar pegged at approximately HK$7.80 to $1.00, we cannot assure you that such policy will be maintained. Any significant appreciation of the Hong Kong dollar against the U.S. dollar would cause an increase in our Hong Kong dollar expenses, as applicable, as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in Hong Kong dollars, as applicable, will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries or areas other than Hong Kong where our subsidiaries operate and do business may also negatively affect our earnings.
We and our subsidiaries may not be able to prevent others from unauthorized use of our intellectual property, which could harm the business of our subsidiaries and their competitive position.
WSI currently owns and maintains registered domain names for two websites. In addition, WSI and WTI own the coding of the trading platform APP developed by Shenzhen Jinhui. Although we and our subsidiaries do not currently own any registered trademarks other than our company logos, registered in Hong Kong, we and our subsidiaries may in the future acquire new intellectual property, such as trademarks, copyrights, domain names, and know-how. See “Business — Intellectual Property.” We cannot ensure that any of our and our subsidiaries’ intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will provide us and our subsidiaries with competitive advantages. As of the date of this prospectus, our subsidiaries have not registered the intellectual property right over the APP or copyright over the coding of the trading platform APP provided in its software licensing services in any jurisdictions. Without registration, WSI may lose the ability to claim intellectual property right over the APP or copyright over the coding of the trading platform APP. Moreover, our subsidiaries’ business partially relies on technologies developed or licensed by third parties, and it may not be able to obtain licenses and technologies from third parties on reasonable terms, or at all.
Third parties may obtain and use our subsidiaries’ intellectual property without our and our subsidiaries’ due authorization. For example, customers of software licensing services may use the trading platform in violation of the licensing agreement for use of the APP and our rights over the coding of the trading platform APP. Confidentiality and non-compete agreements may also be breached by counter-parties. In such cases, we or our subsidiaries may need to resort to litigation and other legal proceedings to enforce our and our subsidiaries’ intellectual property rights. Such legal actions to enforce our or our subsidiaries’ intellectual property rights could result in substantial costs and diversion of our and our subsidiaries’ managerial and financial resources. We cannot assure you that we and our subsidiaries will prevail in such litigation. For example, in jurisdictions where registration is required for legal protection of copyright over coding of the trading platform APP or intellectual property right over the APP provided in software licensing services, the failure to register may place our subsidiaries at a disadvantage in litigation. Customers of software licensing services or competitors may exploit this gap in legal protection to challenge our subsidiaries’ claims of intellectual property right or copyright infringement or unauthorized use. To the extent that employees or consultants use intellectual property owned by others in their work for our subsidiaries, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our and our subsidiaries’ intellectual property rights could have a material adverse effect on the business of our subsidiaries, and our financial condition and operating results.
We and our subsidiaries may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt the business and operations of our subsidiaries.
We cannot be certain that our subsidiaries’ operations or any aspects of their business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We and our subsidiaries may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our subsidiaries’ services or other aspects of the business of our subsidiaries without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us and our subsidiaries in Hong Kong or other jurisdictions. If any third-party infringement claims are brought against us and our subsidiaries, we and our subsidiaries may be forced to divert some resources from the business and operations to defend against these claims, regardless of their merits.
Additionally, the application and interpretation of Hong Kong’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we and our subsidiaries were found to be in violation of the intellectual property rights of others, we and our subsidiaries may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we and our subsidiaries may incur licensing fees or be forced to develop alternatives of our own. As a result, the business of our subsidiaries and our operating results may be materially and adversely affected.
Our subsidiaries face significant competition in the fintech services industry, and if our subsidiaries are unable to compete effectively, our subsidiaries may lose their market share and our results of operations and financial condition may be materially and adversely affected.
The market for the Asia-Pacific business-to-business fintech services providers for small and medium-sized brokers is relatively concentrated, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. Our subsidiaries, in particular WSI and WTI, face competition from traditional and established fintech services providers who, in an effort to satisfy the demands of their customers for hands-on electronic trading facilities, universal access to markets, smart routing, better trading tools, lower commissions and financing rates, have embarked upon building such facilities and service enhancements.
We expect competition to increase in the future as current competitors diversify and improve their offerings and as new participants enter the market. We cannot assure you that our subsidiaries will be able to compete effectively or efficiently with current or future competitors. The competitors may be acquired by, receive investment from or enter into strategic relationships with, established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the fintech services industry may also seek to develop new service offerings, technologies or capabilities that could render some of the services that our subsidiaries offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than our subsidiaries do. We derive a significant portion of our revenues from commissions and fees paid by the customers for trading securities through WSI’s trading platform and/or Broker Cloud solutions. In the fiscal years ended March 31, 2024 and 2023, our brokerage and commission income amounted to approximately US$8.2 million and US$2.1 million, representing 81.8% and 36.3% of our total revenues during the same years, respectively. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.
Specifically, major brokerage companies or fintech services providers may expand their service offerings by providing software licensing services similar to that currently provided by WSI and WTI. The more aggressive pricing policies which they may adopt, including but not limited to lower commission rates, lower development costs, lower maintenance fees, and shorter delivery times, may require WSI and WTI to reduce the price of the services order to remain competitive. The occurrence of any of these circumstances may hinder the growth and expansion of market share, and thus the business of WSI and WTI, and our results of operations, financial condition and prospects would be materially and adversely affected.
If WSI is unable to retain existing customers or attract new customers to increase its trading volume, or if our subsidiaries fail to offer services to address the needs of customers as they evolve, our results of operations may be materially and adversely affected.
We derive a significant portion of our revenues from WSI’s securities brokerage services. In the fiscal years ended March 31, 2024 and 2023, WSI’s securities brokerage services and margin financing services and other ancillary services accounted for approximately 93.4% and 39.9% of our total revenues, respectively. To maintain the high growth momentum of WSI’s trading platform, WSI depends on retaining current customers (and/or their end users in the case of securities broker customers) and attracting new customers (and/or end users). If there is insufficient demand for WSI’s securities brokerage and margin financing services, WSI might not be able to maintain and increase WSI’s trading volume and revenues as expected, and WSI’s business and our results of operations may be adversely affected.
Our success depends largely on WSI’s ability to retain existing customers. WSI’s customers may not continue to place trading orders or increase the level of their trading activities on WSI’s trading platform if WSI cannot match the prices offered by other market players or if WSI fails to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause WSI’s customers to lose confidence in WSI and use WSI’s trading platform less frequently or even stop using WSI’s trading platform altogether, which in turn will materially and adversely affect WSI’s business. Even if WSI is able to provide high-quality and satisfactory services on WSI’s trading platform in a timely manner and at favorable prices and terms, we cannot assure you that WSI will be able to retain existing customers, encourage repeated and increased trading transactions due to circumstances out of our and WSI’s control, such as customers’ personal financial conditions or the deterioration of the capital markets condition. If WSI is unable to maintain or increase its customer retention rates or generate new customers in a cost-effective manner, WSI’s business, and our financial condition and results of operations would likely be adversely affected.
Specifically, WGI, a related party customer who used our securities brokerage services and margin financing services and other ancillary services, contributed brokerage and commission income and interest income, comprising approximately 27.6% and 33.0% of our total revenues in the fiscal years ended March 31, 2024 and 2023, respectively. As such, we believe that demand for WSI’s securities brokerage services and margin financing services, and hence our success, depends to a certain extent on the ability of WSI’s securities broker customers to successfully attract and introduce end users to use the trading, clearing, settlement and margin financing services provided by WSI. However, there is no guarantee that such securities broker customers will be successful in attracting such end users. Even if those securities broker customers are successful in this regard, we cannot assure you that WSI will be able to retain such securities broker customers, or that such introducing securities broker customers will be able to retain their end users. We also cannot assure you that the introducing securities broker customers or WSI will be able to encourage repeated and increased trading transactions by the end users. If any of the failures identified above materializes, WSI’s business, and our financial condition and results of operations would likely be adversely affected.
WSI must stay abreast of the needs and preferences of its customers (and/or end users) to serve their evolving trading needs as their investment demands change. If WSI fails to retain its existing customers (and/or end users) by offering services that cater to their evolving investment and trading needs, WSI may not be able to maintain and continue to grow the trading volume on WSI’s trading platform, and WSI’s business and our results of operations may be adversely affected. In addition, if WSI is unable to maintain, enhance or develop the methods it uses to retain customers (and/or end users), the costs of customer (and/or end user) retention will significantly increase, and its ability to retain customers (and/or end users) may be harmed.
Similar to other brokerage and financial service providers, we cannot guarantee the profitability of the investment made by customers (and/or end users) on WSI’s trading platform. The profitability of WSI’s customers’ (and/or end users’) investment is directly affected by elements beyond our and WSI’s control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. WSI provides financial and market information through its trading platform APP. Although these materials and commentaries contain prominent disclaimers, WSI’s customers (and/or end users) may seek to hold WSI responsible when they use such information to make trading decisions and suffer financial loss on their trades, or if their trades are not as profitable as they have expected. Furthermore, it is possible that some customers (and/or end users) could solely rely on certain predictive statements made by other customers (and/or end users) on WSI’s trading platform, ignoring WSI’s warnings that customers (and/or end users) should make their own investment judgement and should not predict future performance based on historical records. As a result, the financial loss of WSI’s customers (and/or end users) may affect WSI’s performance in terms of transaction volumes and revenues as customers (and/or end users) decide to abort trading. In addition, some customers (and/or end users) who have suffered substantial losses on WSI’s trading platform may blame the trading platform and seek to recover their damages through litigation, which, whether or not successful, could harm our and WSI’s reputation and could materially and adversely affect WSI’s business.
Because our revenues and profitability depend largely on customers’ trading volume, they are prone to significant fluctuations and are difficult to predict.
Our revenues and profitability depend in part on the level of trading activities of the securities of WSI’s customers (and/or their end users in the case of securities broker customers), which are often affected by factors beyond our control, including economic and political conditions, broad trends in business and finance and changes in the markets in which such transactions occur. Weaknesses in the markets in which WSI operates, including economic slowdowns, have historically resulted in reduced trading volumes. Declines in trading volumes generally result in lower revenues from transaction execution activities. Lower levels of volatility generally have the same directional impact. Declines in market value of securities or other financial instruments can also result in illiquid markets, which can also result in lower revenues and profitability from transaction execution activities. Lower price levels of securities and other financial instruments, as well as compressed bid/ask spreads, which often follow lower pricing, can further result in reduced revenues and profitability. These factors can also increase the potential for losses on securities or other financial instruments held in inventory and failures of buyers and sellers to fulfill their obligations and settle their trades, as well as claims and litigation. Any of the foregoing factors could have a material adverse effect on WSI’s business, and our financial condition, results of operations and cash flows.
The business of our subsidiaries is also subject to general economic and political conditions, in particular the economic and political conditions in Hong Kong, the Mainland China and the United States, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. For example, a drop in the capital markets’ performance as a result of the ongoing trade disputes between China and the United States could negatively impact our revenues and profitability. As a result of these risks, our income and operating results may be subject to significant fluctuations.
Our success depends on the continuing service of our and our subsidiaries’ key employees, including our senior management members and other talents.
Leveraging their global vision and international exposure, our senior management members have made significant contributions to the business of our subsidiaries. Our continued success is dependent upon the retention of our senior management members, particularly the executive officers named in this prospectus. Our continued success is also dependent on the services provided by our staff members who have insights and/or experience as to financial services and technology and a number of other key managerial, marketing, planning, financial, technical and operations staff. The loss of any such key personnel could have a material adverse effect on the business of our subsidiaries. Growth in the business of our subsidiaries is dependent, to a large degree, on our ability to retain and attract such employees.
Competition for well-qualified employees, senior management members and other talents is intense. There is no assurance that any of them will not join our competitors or form a competing business. If we and our subsidiaries do not succeed in attracting well-qualified employees, senior management members and other talents, or in retaining and motivating the same, the business of our subsidiaries, and our results of operations, financial condition and prospects may be adversely affected. As of the date of this prospectus, we and our subsidiaries have not experienced any loss of key employees and we and our subsidiaries have not maintained any key person life insurance for our and our subsidiaries’ key employees.
Increases in labor costs in Hong Kong may adversely affect the business of our subsidiaries in Hong Kong and our results of operations.
The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, where our subsidiaries in Hong Kong employ any employees, they are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and make severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. See “Regulations — Regulations Related to our Business Operation in Hong Kong — Regulations related to employment and labor protection” for details. As of the date of this prospectus, we believe that our subsidiaries in Hong Kong are in compliance with applicable Hong Kong laws and regulations concerning employment and labor protection in all material respects. We expect that our subsidiaries’ labor costs, including wages and employee benefits, will continue to increase. Unless our subsidiaries are able to control their labor costs or pass on these increased labor costs to their customers by increasing service fees, our financial condition and operating results may be adversely affected.
If our subsidiaries’ insurance coverage is insufficient, our subsidiaries may be subject to significant costs and business disruption.
In accordance with the Securities and Futures (Insurance) Rules (Chapter 571AI of the laws of Hong Kong), WSI is required to and has purchased and maintained insurance against the risks of loss arising out of the loss of client assets that are received or held by WSI attributable to certain fraudulent or forgery activities for specific amounts. Furthermore, WSI also carries business interruption insurance. However, WSI and WTI do not maintain general product liability insurance. We consider our subsidiaries’ insurance coverage to be reasonable in light of the nature of their business, but we cannot assure you that our subsidiaries’ insurance coverage is sufficient to prevent them from any loss or that they will be able to successfully claim their losses under the current insurance policies on a timely basis, or at all. If our subsidiaries incur any loss that is not covered by their insurance policies, or the compensated amount is significantly less than their actual loss, our subsidiaries’ business, and our financial condition and results of operations could be materially and adversely affected. In addition, we will purchase and maintain directors and officers’ liability insurance for our directors and officers which will become effective upon the completion of this offering.
Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of the Ordinary Share.
Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended March 31, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and prepare financial statements and related disclosures under U.S. GAAP, the lack of formal documented corporate governance policies and formal processes related to the identification and approval of related party transactions, and ineffective information technology general controls (“ITGCs”) in the areas of user access and program change-management over certain information technology (“IT”) systems that support the Company's financial reporting processes.
We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses by: (i) hiring financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and consult independent professional advisors if necessary, to strengthen our financial reporting; (ii) hiring independent directors, establishing an audit committee and strengthening corporate governance; and (iii) enhancing the design of our ITGCs over the IT systems that support the Company’s revenue and related financial reporting processes, including, (a) developing and implementing additional training and awareness addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on user access; (b) increasing the extent of oversight and verification checks included in operation of user access controls and processes; (c) deploying additional tools to support administration of user access; and (d) enhancing management reporting on the remediation measures to the board of directors, or audit committee members as appropriate.
We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.
Upon completion of this offering, we will become a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.
An outbreak of the COVID-19, natural disasters and other calamities could have a material adverse impact on our operating results and financial condition.
From early 2020 to mid 2023, the outbreak of the COVID-19 pandemic led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and caused significant disruption to worldwide economic activities, including economic activities in Hong Kong. Furthermore, WSI’s operations were affected by the COVID-19 outbreak during the fiscal year ended March 31, 2023. The COVID-19 pandemic outbreak in Hong Kong in early 2022 resulted in temporary pandemic-related lockdowns causing companies in Hong Kong such as WSI, as well as WSI’s business partners and customers, to implement temporary adjustments to work schedules and travel plans and to implement alternative work arrangements for some employees to work from home and collaborate remotely. WSI’s employees, who contracted or were suspected of having contracted COVID-19, were required to be quarantined, resulting in disruption to the business of WSI. Subsequently, in light of the reduced severity of the COVID-19 pandemic in Hong Kong, WSI’s alternative work arrangement was largely abolished. The World Health Organization declared COVID-19 is no longer a global health emergency on May 5, 2023.
As of the date of the prospectus, the Hong Kong government has abolished its entry restrictions and significantly lessened the COVID-19 control measures.
We have witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of global capital and financial markets due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of customers in the global and Hong Kong’s financial markets and their willingness to conduct fundraising activities in the Hong Kong Stock Exchange, or trade in the secondary market. Given the general slowdown in economic conditions globally and volatility in the capital markets in the post-COVID-19 period, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. Any future impact on our results of operations will depend on, to a large extent, future developments and actions taken by government authorities and other entities to promote economic recovery or prevent future outbreaks of infectious diseases, almost all of which are beyond our control. We will continue to monitor the situation throughout 2024 and beyond closely.
In addition to the impact of COVID-19, we and our subsidiaries are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. The business of our subsidiaries could also be adversely affected if their employees or business partners are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic, natural disaster or other calamity harms the economy in Hong Kong in general.
Risks Related to Our Ordinary Shares and This Offering
We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders.
Waton Financial Limited is a holding company incorporated in the British Virgin Islands and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of the business of our subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. See “Dividend Policy” of this prospectus for more information.
According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. While there is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong and the foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between us and our Hong Kong subsidiaries, there is no assurance that any of the above will remain the same. If any of the above changes in the future, the ability of our subsidiaries to make payments may be restricted and our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders may be adversely affected.
Our shareholder has substantial influence over our Company and his interests may not be aligned with the interests of our other shareholders.
Following the completion of this offering, Mr. Zhou Kai, our Chairman of the Board, Director and Chief Technology Officer, will beneficially own an aggregate of approximately [•]% of our issued and outstanding Ordinary Shares. As a result of Mr. Zhou’s substantial shareholding, Mr. Zhou will have a substantial influence over our business strategies, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Zhou may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.
As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our Ordinary Shares.
We are exempted from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:
•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or
•	have executive sessions of solely independent directors each year.
We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.
Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.
We are seeking to have our securities approved for listing on Nasdaq upon consummation of this offering. The closing of our initial public offering is conditioned upon the final approval of our Nasdaq listing application. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.
In addition, following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the criteria of Nasdaq for maintaining our listing, our securities could be subject to delisting, which would have a negative effect on the price of our Ordinary Shares and impair your ability to sell your shares.
If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:
•	a limited availability for market quotations for our Ordinary Shares;
•	reduced liquidity with respect to our Ordinary Shares;
•
a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•	limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.
We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, and consequently, we would be required to fully comply with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus based on Hong Kong laws.
Currently, all of our subsidiaries’ operations are conducted outside the United States, and all of our assets are located outside the United States. Substantially all of our directors and officers are residents of Hong Kong or Mainland China and a substantial portion of their assets are located outside the United States. Carey Olsen, our counsel to the laws of the BVI, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. We have been advised by Han Kun Law Offices LLP, our Hong Kong legal advisers, that there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI or Hong Kong against us or our management named in the prospectus. For more information regarding the relevant laws of the British Virgin Islands and Hong Kong, see “Enforceability of Civil Liabilities” of this prospectus.
We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups (“JOBS”) Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.
For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.
We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”
Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Moreover, we will incur additional costs in obtaining directors and officers liability insurance, since we intend to purchase and maintain directors and officers’ liability insurance for the Company’s directors and officers, which will become effective upon the completion of this offering. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.
Following this offering, our largest shareholder will continue to own more than a majority of the voting power of our outstanding ordinary shares. Our largest shareholder has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:
•	a majority of its board of directors consist of independent directors;
•
its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process; and

•	it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
We currently do not intend to rely on the corporate governance exemptions afforded to a “controlled company” under the Nasdaq listing standards. However, we may elect to rely on these exemptions. If we rely on the exemptions, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.
Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.
Some provisions of our memorandum and articles of association, may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.
The exclusive jurisdiction provision in our articles of association may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our articles provide that, to the fullest extent permitted by applicable law, unless our board of directors consents in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction to hear and determine:
(i)
any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with our memorandum and/or articles, including, without limitation, claims for set-off and counterclaims and any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with: (x) the creation, validity, effect, interpretation, performance, or non-performance of, or the legal relationships established by, our memorandum and/or articles; or (y) any non-contractual obligations arising out of or in connection with our memorandum and/or articles; or

(ii)
any dispute, suit, action (including, without limitation, any derivative action or proceeding brought on behalf or in our name or any application for permissions to bring a derivative action), proceedings, controversy, or claim of any kind relating or connected to us, our board of directors, officers, management, or shareholders arising out of or in connection with the BVI Companies Act, the Insolvency Act, 2003 of the British Virgin Islands as amended from time to time, any other statute, rule, or common law of the British Virgin Islands affecting any relationship between us, our shareholders, and/or our directors and officers (or any of them) or any rights and duties established thereby (including, without limitation, Division 3 of Part VI and Part XI of the BVI Companies Act and section 162(1)(b) of the Insolvency Act, 2003, and fiduciary or other duties owed by any director, officer, or shareholder of the Company to the Company or the Company’s shareholders).

To the fullest extent permitted by applicable laws, unless our board of directors consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Notwithstanding the foregoing, we note that holders of our Ordinary Shares cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive jurisdiction provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.
Although we believe this provision benefits us by providing consistency in the application of BVI law in the types of lawsuits to which it applies, the provision may impose additional litigation costs on shareholders in pursuing such claims, particularly if the shareholders do not reside in or near the British Virgin Islands. Additionally, the provision may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, which may discourage the filing of such lawsuits. The courts of the British Virgin Islands may also reach different judgment or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders. Alternatively, if a court were to find the exclusive jurisdiction provision contained in our Memorandum and Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect the business of our subsidiaries and our financial condition.
There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.
Prior to this offering, there has been no public market for our Ordinary Shares. We plan to list our Ordinary Shares on the Nasdaq Capital Market. There is no guarantee that our application will be approved by Nasdaq. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. The public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriter and may bear little or no relationship to the market price for our Ordinary Shares after the public offering. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.
Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the Company’s listed securities.
Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the Company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.
Our Ordinary Shares may be delisted or prohibited from being traded over-the-counter under the HFCAA if the PCAOB is unable to inspect or investigate completely the Company’s auditor for two consecutive years.
Our independent registered public accounting firm issued an audit opinion on the financial statements included in this prospectus filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.
Our auditor, UHY LLP, is headquartered in the United States, and has been inspected by the PCAOB on a regular basis, having its last inspection report dated in October 2023. However, recent developments with respect to audits of Hong Kong based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.
Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently able to conduct inspections of audit firms located in Mainland China and Hong Kong and conduct inspections of U.S. audit firms where audit work papers are located in Mainland China.
In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges, such as Nasdaq, of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.
Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.
On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction.
On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by Mainland China and Hong Kong authorities in those jurisdictions, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. The PCAOB has made such designations as mandated under the HFCAA. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. As of the date of this prospectus, the auditor of the Company, UHY LLP, is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect.
On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.
Should the PCAOB be unable to fully conduct inspections of our auditor, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures and you may be deprived of the benefits of such inspection, which could result in limitation or restriction to our access to the U.S. capital markets, and our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect us.
Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.
When our Ordinary Shares are approved by Nasdaq and begin trading on Nasdaq, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.
The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.
The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriter, and will not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.
You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.
The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $[•] per Ordinary Share, assuming an initial public offering price of $[•], the mid-point of the price range set forth on the cover page of this prospectus. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding warrants or options we may grant from time to time.
Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.
Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of [6,830,000] Ordinary Shares is outstanding before the consummation of this offering and [•] Ordinary Shares will be outstanding immediately after the consummation of this offering, assuming no exercise of the underwriter’s over-allotment option. After this offering, the Ordinary Shares held by our directors and executive officers will be available for sale upon the expiration of the lock-up period ending 2 years from the date of commencement of sales of this offering, subject to certain restrictions. See “Shares Eligible for Future Sale.” Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.
Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.
Our board of directors has complete discretion as to whether to distribute dividends, subject to the BVI Companies Act and our memorandum and articles of association. Under BVI law, we may only pay dividends we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the value of assets of our Company will not be less than the sum of our total liabilities. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. See “Dividend Policy” section for more information.
If securities or industry analysts do not publish research or reports about us or the business of our subsidiaries, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.
The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or the business of our subsidiaries. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.
Volatility in our Ordinary Shares price may subject us to securities litigation.
The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm the business of our subsidiaries.
The laws of the British Virgin Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.
Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Companies Act, and the common law of the BVI. The rights of shareholders to take legal action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors and officers under BVI law are governed by the BVI Companies Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Companies Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.
Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.
British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.
Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Companies Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.
If we are classified as a passive foreign investment company, U.S. taxpayers who own our Ordinary Shares may have adverse U.S. federal income tax consequences.
A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:
•	at least 75% of our gross income for the year is passive income; or

•
the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending March 31, [2025] or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year.
The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.
For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company (“PFIC”) Consequences.”
The price of our Ordinary Shares could be subject to rapid and substantial volatility.
There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-runup, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.
In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. There is no assurance that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current expectations and forecasts or views of future events, all of which are subject to risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:
•	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;
•	our ability to execute our growth and expansion strategies, including our ability to meet our goals;
•	current and future economic and political conditions;
•	our expectations regarding demand for and market acceptance of our services;
•	our expectations regarding our customer base;
•	competition in our industries;
•	relevant government policies and regulations relating to our industries;
•	our capital requirements and our ability to raise any additional financing which we may require;
•
our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business through our subsidiaries;

•	our ability to hire and retain qualified management personnel and key employees in order to develop the business of our subsidiaries;
•	overall industry and market performance;
•	other assumptions described in this prospectus underlying or relating to any forward-looking statements.
We describe material risks, uncertainties and assumptions that could affect the business of our subsidiaries, and our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.
Industry Data and Forecasts
This prospectus contains certain data and information that we obtained from various government and private publications, including industry data and information from Frost & Sullivan. Statistical data in these publications also include projections based on a number of assumptions. The global business-to-business financial technology in the securities brokerage market and related industries may not grow at the rate projected by market data, or at all. Failure of our industries to grow at the projected rate may have a material and adverse effect on the business of our subsidiaries and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the securities brokerage services and financial technology services industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industries. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the British Virgin Islands (“BVI”) as a BVI business company with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the BVI has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, BVI companies may not have standing to sue before the federal courts of the United States.
Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are residents of Hong Kong or Mainland China and a majority of their assets are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
We have appointed [•] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
British Virgin Islands
Enforceability
Carey Olsen Singapore LLP, our legal counsel to the laws of the BVI, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
We have been advised by Carey Olsen Singapore LLP that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. We have also been advised by Carey Olsen Singapore LLP that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation.
Anti-money laundering
In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company is required to adopt and maintain anti-money laundering procedures, and may require members to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.
Hong Kong
We have been advised by Han Kun Law Offices LLP, our Hong Kong legal advisers, that there is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us and based upon an assumed initial public offering price of $[•] per Ordinary Share (the midpoint of the range set forth on the cover page of this prospectus) and assuming that underwriter introduces 100% of the investors and the underwriting discounts are [•]%, of approximately $[•]. If the underwriter exercises its over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $[•] after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.
Assuming no exercise of the over-allotment option by the underwriter, a $[•] increase or decrease in the assumed public offering price of $[•] per Ordinary Share (the midpoint of the range set forth on the cover page of this prospectus), would increase or decrease the net proceeds to us from this offering by $[•] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase or decrease of [•] Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease net proceeds to us from this offering by $[•] million, assuming no exercise of the over-allotment option by the underwriter and no change in the assumed public offering price of $[•] per Ordinary Share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.
	Approximate Amount of Proceeds	Approximate Percentage of Proceeds
To enhance the functionalities and technicalities of our trading platform APP and the software licensing and related support services, including, but not limited to, improving user experience, and development in AI-powered risk control and customer service functions.	$[•] million	30%
To launch our asset management business and other new business lines, including the cost of applying for applicable licenses from the HKSFC, hiring eligible representative officers and supporting staff, and establishing and/or improving relevant business control and compliance procedures.	$[•] million	30%
To expand our array of investments available for our customers on our trading platform APP, including, but not limited to, the cost of onboarding Daily Revenue Contracts offered by the Micro Connect Macau Financial Assets Exchange (MCEX), and improving connectivity to existing and new exchanges for trading new asset types.	$[•] million	20%
General working capital	$[•] million	20%
In the event that the underwriter’s over-allotment option is exercised in full, we intend to use such proceeds (approximately $[•] million) for the same purposes in the same proportions specified above.
The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits, debt instruments or margin financing offering for margin account customers.

DIVIDEND POLICY
Subject to the BVI Companies Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further British Virgin Islands statutory restriction on the amount of funds which may be distributed by us by dividend. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
We have never declared or paid any cash dividends on our Ordinary Shares. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and to finance the growth and development of our subsidiaries’ business.
We are a holding company incorporated in the British Virgin Islands. We may rely on dividends from our subsidiaries in Hong Kong and the Cayman Islands for our cash requirements, including any payment of dividends to our shareholders. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong Enterprise Taxation.” Under Cayman Islands law, dividends may be paid only out of profits or share premium. See “Taxation — Cayman Islands Taxation.” Any dividends to be paid by us are not subject to taxation in the British Virgin Islands under current laws and regulations. See “Taxation — British Virgin Islands Taxation.” Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars.

CAPITALIZATION
The following table sets forth our capitalization as of [•], 2024:
•	on an actual basis;
•
on a pro forma basis to reflect the issuance and sale of [•] Ordinary Shares by us in this offering, at the initial public offering price of $[•] per Ordinary Share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by us (assuming the underwriter does not exercise its option to purchase additional Ordinary Shares); and

•	on a further pro forma basis, which gives additional effect to the sale of Ordinary Shares in this offering should the underwriter fully exercise its over-allotment option.
You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.
Equity	As of [•], 2024
As adjusted
		$	$
	$	Without exercise of over-allotment option	With full exercise of over-allotment option
Share capital ($[•] par value, [•] Ordinary Shares authorized, [•] Ordinary Shares issued and outstanding; [•] Ordinary Shares issued and outstanding without exercise of over-allotment option, as adjusted; [•] Ordinary Shares issued and outstanding with full exercise of over-allotment option, as adjusted)
	[•]	[•]	[•]
Additional paid-in capital(1)	[•]	[•]	[•]
[Retained earnings]	[•]	[•]	[•]
[Accumulated other comprehensive income]	[•]	[•]	[•]
Total shareholders’ equity	[•]	[•]	[•]
Total capitalization	[•]	[•]	[•]
(1)	The additional paid in capital reflects the net proceeds we expect to receive, after deducting [underwriting fees, underwriter expense allowance and other expenses].
Assuming no exercise of the over-allotment option by the underwriter, a US$[•] increase (decrease) in the assumed initial public offering price of US$[•] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$[•] million, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated expenses payable by us. An increase (decrease) of [•] shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization on an as adjusted basis by approximately US$[•] million, assuming the assumed initial public offering price of $[•] per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and non-accountable expense allowance calculated based on the assumption that the underwriter introduces 100% of the investors and estimated offering expenses payable by us.

DILUTION
If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.
Our net tangible book value as of [•], 2024 was approximately [•], or $[•] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by us.
After giving further effect to the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[•] per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated [underwriting discounts and non-accountable expense allowance calculated based on the assumption that the underwriter introduces 100% of the investors and estimated offering expenses] payable by us, our as adjusted net tangible book value as of [•], 2023 is approximately $[•], or approximately $[•] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share of $[•] to our existing shareholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of approximately $[•] to new investors purchasing Ordinary Shares in this offering. The following table illustrates this dilution on a per Ordinary Share basis:
	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Assumed initial public offering price per ordinary share	$[•]	$[•]
Net tangible book value per Ordinary Share as of [•], 2024	$[•]	$[•]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$[•]	$[•]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$[•]	$[•]
Dilution per Ordinary Share to new investors in this offering	$[•]	$[•]
Each $[•] increase (decrease) in the assumed initial public offering price of $[•] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of [•], 2024 after this offering by approximately $[•] per Ordinary Share, and would increase (decrease) dilution to new investors by $[•] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts calculated based on the assumption that the underwriter introduces 100% of the investors. An increase (decrease) of [•] Ordinary Share in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of [•], 2024 after this offering by approximately $[•] per Ordinary Share, and would decrease (increase) dilution to new investors by approximately $[•] per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts calculated based on the assumption that the underwriter introduces 100% of the investors. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.
If the underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be $[•], the increase in net tangible book value per Ordinary Share to existing shareholders would be $[•], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $[•].
The table and discussion above are based on [•] Ordinary Shares outstanding as of [•], 2024.
To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

CORPORATE HISTORY AND STRUCTURE
The Company was incorporated under the laws of the British Virgin Islands with limited liability on June 25, 2010 under the original name of “IAM Group Inc.”, which name was changed to “Waton Financial Limited” on July 5, 2023. The Company holds equity interests in its subsidiaries in Hong Kong, the Cayman Islands and the British Virgin Islands, and does not operate its business through variable interest entities (“VIE”). As of the date of this prospectus, Waton Financial Limited does not have any subsidiaries incorporated in Mainland China. Investors are purchasing the Ordinary Shares of the Company, a British Virgin Islands holding company, and not in its subsidiaries. This corporate structure involves unique risks to investors. As a holding company, the Company may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The subsidiaries’ ability to pay dividends to the Company may be restricted by the debt the subsidiaries incur on their own behalf or the laws and regulations applicable to them. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments may restrict our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders.”
The Company owns 100% of the issued shares of Waton Securities International Limited (“WSI”), a limited liability company incorporated in Hong Kong on April 28, 1989, 100% of the issued shares of Waton Technology International Limited (“WTI”), a limited liability company incorporated in Hong Kong on February 24, 2023, 100% of the issued shares of Waton Sponsor Limited (“WSL”), a BVI business company incorporated in the British Virgin Islands on September 7, 2023 and 100% of the issued shares of Descart Limited (“Descart”), a stock corporation incorporated in the State of Delaware on February 23, 2024.
Waton Securities International Limited owns 100% of the issued shares of Infast Asset Management Co., Limited (“IAM”), a limited liability company incorporated in Hong Kong on October 30, 2012, and 100% of the issued shares of Waton Investment Global SPC (“WIG SPC”), an exempted company incorporated in Cayman Islands on May 12, 2022.
Waton Sponsor Limited owns 100% of the issued shares of Love & Health Limited (“L&H”), an exempted company incorporated in Cayman Islands on October 3, 2023.
In the fiscal year ended March 31, 2023, we operated through our wholly owned subsidiary, WSI, to provide securities brokerage services and software licensing and related support services. Since September 2023, WTI has provided software licensing and related support services, in order to focus on the expertise of operations and service areas. In the fiscal year ended March 31, 2024, we operated through our wholly owned subsidiaries, WSI, to provide securities brokerage services and software licensing and related support services, and WTI, to provide software licensing and related support services. Furthermore, WSL, IAM, Descart, WIG SPC and L&H are incorporated for the purpose of expanding our service offerings in alignment with our long-term development plan. As of the date of this prospectus, the following subsidiaries have commenced their activities: (i) WSI, through WIG SPC, has set up four segregated portfolios under WIG SPC in preparation for WSI’s asset management business; and (ii) WSL has engaged in the formation and sponsorship of L&H, being a special purpose acquisition company (“SPAC”), as well as the proposed initial public offering of the securities of the SPAC. As of the date of this prospectus, IAM, Descart and L&H have minimum operation.
In February 2024, WSI, through equity method investment, acquired a 55% interest in LeFeng Hainan Private Equity Fund Management Limited, a limited liability company established in the PRC, which has not commenced operations as of the date of this prospectus, which company is not our subsidiary, as WSI does not have the requisite voting power of two thirds or more to control such company pursuant to this company’s articles of association and cannot remove the existing sole director appointed by the other shareholder holding a 45% equity interest without cause.

The following chart illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus. The percentages shown on the following chart represent percentages of equity ownership:

Name	Background	Ownership	Principal activities
Waton Financial Limited	• A BVI company • Incorporated on June 25, 2010	—	Investment holding
Waton Securities International Limited	• A Hong Kong company • Incorporated on April 28, 1989	100% owned by Waton Financial Limited	Provision for securities brokerage services and software licensing and related support services
Waton Technology International Limited	• A Hong Kong company • Incorporated on February 24, 2023	100% owned by Waton Financial Limited	Provision for software licensing and related support services
Waton Sponsor Limited	• A BVI company • Incorporated on September 7, 2023	100% owned by Waton Financial Limited	Sponsor of a special purpose acquisition company
Descart Limited	• A Delaware stock corporation • Incorporated on February 23, 2024	100% owned by Waton Financial Limited	General holding
Waton Investment Global SPC	• A Cayman Islands exempted company • Incorporated on May 12, 2022	100% owned by WSI	Investment fund
Infast Asset Management Co., Limited	• A Hong Kong company • Incorporated on October 30, 2012	100% owned by WSI	No substantial business
Love & Health Limited	• A Cayman Islands exempted company • Incorporated on October 3, 2023	100% owned by WSL	Blank cheque special acquisition company

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contain forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. See “Special Note Regarding Forward-Looking Statements”.
Overview
We are an investment holding company incorporated in the British Virgin Islands. For the fiscal years ended March 31, 2023 and 2024, we operated through our Hong Kong subsidiaries, WSI and WTI. WSI is principally engaged in the provision of (i) securities brokerage services for securities listed on the Hong Kong Stock Exchange, including shares under the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the New York Stock Exchange (NYSE) and the Nasdaq Stock Market, margin financing services and other ancillary services through its electronic trading platform to corporate and individual brokerage customers and bond distribution services, where we generate brokerage and commission income from WSI’s securities brokerage, bond distribution and other ancillary services and interest income from WSI’s margin financing services; and (ii) software licensing and related support services, including the licensing of trading platform APP, upgrades and enhancements, maintenance and other related services to securities brokers and financial institutions, where we generate software licensing and related support service income. Since September 2023, WTI has provided software licensing and related support services in order to focus on the expertise of operations and service areas and has generated software licensing and related support service income. WSI has developed and provided Broker Cloud solutions to securities brokers with the combination of software licensing and related support services, securities brokerage services, margin financing services and other related services, where securities brokers are provided with a perpetual on-premise licensed trading platform APP and optional related support services, with the front-, middle- and back-office operation functions and securities trading function where such securities trading orders can be cleared and settled through WSI.
We have achieved significant growth in revenues since fiscal year 2023. Our total revenues increased from approximately US$5.7 million for the fiscal year ended March 31, 2023 to approximately US$10.1 million for the fiscal year ended March 31, 2024, primarily due to an increase in number of bonds we distributed in return for commission income. Approximately 39.5% and 81.5% of the total revenues for the fiscal years ended March 31, 2024 and 2023, respectively, were derived from Wealth Guardian Investment Limited, a related party of the Company, to which WSI has provided securities brokerage services, margin financing services and software licensing and related support services. Our operating income was approximately US$2.9 million for the fiscal year ended March 31, 2024, compared with our operating income of approximately US$3.1 million for the fiscal year ended March 31, 2023; and our total comprehensive income was approximately US$2.6 million for the fiscal year ended March 31, 2024, compared with our total comprehensive income of approximately US$3.0 million for the fiscal year ended March 31, 2023.
Key Factors Affecting Our Results of Operations
The business of our subsidiaries and our operating results are influenced by general factors that affect the financial and securities services industry, including economic and political conditions, changes in demand for financial services, the needs of securities investment in global capital markets, the growth of the online brokerage and related service markets, changes in wealth and availability of funds of our existing and target customers, and regulatory changes governing the financial and securities services industry. In addition, our results of operations are more directly affected by certain company specific factors, including:
Our ability to retain existing customers and develop new customers across different geographical locations
Our brokerage and commission income mainly depends upon the trading volume, and in particular, the number of transactions introduced by securities broker customers. We aspire to provide small and medium-sized securities brokers with cost-effective solutions to digitize their trading platform APP and offer our insights into products and investments in the financial market, to enhance such brokers’ competitiveness and their ability to attract and engage their end users. For example, WSI’s share subscription services for Hong Kong initial public offerings (“HKIPO”)

built in the trading platform APP allows the brokers’ end users to get access to high-quality HKIPO investment opportunities. However, there is no assurance that the customers will continue to retain WSI for its services. In addition, WSI’s growth in trading volume also depends on its efforts in developing new customers. While WSI has provided services to securities brokers in Hong Kong and New Zealand and accumulated operational experience, WSI continues to strive to promote the adoption of its solutions and services by enhancing its product and service offerings to address the specific needs of customers across different geographical locations. As such, we believe WSI’s expansion into different markets and regions with its offerings of products and services to more customers will likely lead to our revenue growth.
Our ability to enhance our subsidiaries’ existing services and expand product and service offerings
Our results of operations are affected by, and our growth has depended on, our ability to enhance existing services and expand new product and service offerings to meet customers’ demands and our ability to enhance their usage and user experience. WSI offers its customers a variety of securities traded on the Hong Kong Stock Exchange and the U.S. major stock exchanges. With WSI’s footprint expanding in different markets and regions, we have made and will continue to make substantial efforts to strengthen WSI’s securities brokerage services, by exploring and offering new categories of tradable products with demand potential to the customers and their end users. We aim to offer a more diversified array of investment products, such as securities traded in other stock exchanges and to leverage WSI’s customer networks to seek additional cross-selling opportunities in our subsidiaries’ services and enhance customers’ loyalty. For example, on June 8, 2023, WSI entered into a share subscription agreement to acquire less than 1% of Series C Preferred Shares of New Markets (BVI) Limited, the holding company of The Micro Connect, a new financial market exchange platform in Macau for investing and trading of Daily Revenue Contracts (DRCs), for a total consideration of $6.8 million. Pursuant to the shareholders agreement dated August 1, 2023 entered into by and among New Markets (BVI) Limited, being the holding company of The Micro Connect, the founders of The Micro Connect, WSI and other investors thereto, WSI and other investors are subject to pre-emptive rights and transfer restrictions set forth thereunder. We aim to incorporate the DRCs trading function in WSI’s trading platform APP and, as of the date of this prospectus, the detailed terms of the potential development of this trading function are currently under negotiation between The Micro Connect and WSI. No definitive agreement has been entered into yet and there is no concrete timeline for the parties to implement the plan of developing and listing this trading function. Subsequently, during the same fiscal year ended March 31, 2024, WSI has sold 30%, 19% and 51% of the shares in The Micro Connect to Mr. Zhou Kai, who is a related party of us, a third party, and the Company respectively, and for US$2.0 million, US$1.3 million and US$3.5 million, respectively, with no gain or loss recognized. On the other hand, we plan to allocate resources to the development of asset management business by launching funds with different types of investments portfolios to expand customers’ investment options and to expand our variety of service offerings by applying for applicable licenses from the HKSFC. We anticipate that the proper development of our asset management and other services will broaden our revenue base by generating asset management fees and expanding the types of service offered to the customers which we believe could lead to synergistic growth in WSI’s securities brokerage services. We believe that our capability for enhancing existing services and developing new products and services will enable us to capture new market opportunities and diversify our sources of revenue. Failure to successfully enhance the existing services and broaden future product and service offerings could adversely affect our operating results and we may not be able to recoup the costs of developing and launching new products and services.
Our ability to adopt a competitive pricing strategy and effective resources allocation
Our operating income is dependent on our pricing strategy and resource allocation. We face competition from financial service providers of various sizes which offer similar range of services. Intensified competition may create an unfavorable pricing environment in the markets in which our subsidiaries operate. Our ability to adopt a competitive pricing strategy in different markets and adjust pricing strategy on a timely basis for market demand, while leaving room for a healthy margin, is critical to retaining existing customers, achieving market expansion and maintaining our profitability. While we believe WSI has been successful in attracting and retaining some of its top customers with the competitive pricing strategy, we will continue to closely monitor the customers’ perception on our subsidiaries’ services and will endeavor to adopt competitive pricing strategies based on our understanding of the markets and needs of customers.
Ability to effectively maintain our development cost curve
Software licensing and related support outsourcing cost was the third largest costs and expenses, besides compensation and benefits and professional service fees, that we incurred in our operations for the fiscal year ended

March 31, 2024, compared with that being the second largest costs and expenses for the fiscal year ended March 31, 2023. Our ability to secure ample technology and product development service supply with low cost is underpinned by the outsourced software licensing and related support services provided by a related party sub-contractor. Our senior management understands the critical needs of the small and medium-sized securities brokers as well as the complex and continuously evolving global landscape of competition. They strive to build extensive connections with software services suppliers, to give WSI a cost advantage for the APP development in software licensing and related support services among our competitors. As of the date of this prospectus, we believe we are able to optimize our development cost structure and lower the average ordinary trading platform APP initial delivery costs to less than HK$100,000 (approximately US$12,821), which is significantly below the estimated industry average of more than HK$1 million (approximately US$128,205), according to Frost & Sullivan. We believe our current and future cost-saving efforts or our outsourcing strategy in this regard is effective for optimizing our development cost curve.
Our ability to attract and retain high caliber team members with global vision and industry insights
The management of our subsidiaries’ operations and the strategic development of the business of our subsidiaries are largely attributable to the global vision and industry insights of our management team and its ability to assess customers’ demands and industry technology development trends, and identify, develop and commercialize new initiatives for services and solutions in a timely and cost-effective manner. We have a global visionary team that is tech savvy and equipped with industry knowledge. We rely on our employees to provide reliable, quality and customized services to the customers, and we believe that our team members have established strong relationships with, and know the needs of, local securities brokers in different jurisdictions and geographic locations. In addition to maintaining relationships with existing customers, we also rely on them to generate user referrals. We plan to continue to recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses. There is no guarantee that they will, or are willing to, continue to remain employed with us for a certain period of time as we expect. Were they to determine to cease their engagements with us, or enter into material variations of their existing terms of engagement, our operating performance and financial results would be materially and adversely affected.
Our ability to navigate through uncertainties in macro-economic and political conditions and regulatory environment in the markets we operate
Economic and political conditions, which are beyond our control, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates could positively or negatively impact our revenues and profitability. Our operations, through our subsidiaries, are located in Hong Kong. Accordingly, the business of our subsidiaries, and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally and by continued economic growth in Hong Kong and Mainland China as a whole. Economic conditions in Hong Kong and Mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential customers’ confidence in financial markets as a whole and have a negative impact on the business of our subsidiaries, and our results of operations and financial condition. In addition, brokerage and other financial services are highly regulated in Hong Kong. We are subject to the relevant laws and regulations, in particular, the HKSFO, under the supervision of the HKSFC. Any such change or tightening of regulations and/or requirements may require us to incur additional costs for compliance and our ability to carry on the business activities of our subsidiaries. Moreover, any non-compliance with applicable laws, regulations, guidance or codes or negative findings made by the regulators may result in fines, disciplinary actions against us, or suspension of revocation of some or all of our registrations or licenses for carrying on the business activities of our subsidiaries. Accordingly, the business of our subsidiaries, and our reputation, financial condition and results of operations might be materially and adversely affected.

Key Components of Results of Operations
Revenues
Our revenues consist of brokerage and commission income, interest income, software licensing and related support services income and principal transactions and proprietary trading. We generate revenues primarily from our subsidiaries’ securities brokerage, margin financing, bond distribution and software licensing and related support services. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years indicated:
	For the fiscal years ended March 31,
	2024		2023
	US$	%	US$	%
Revenues
Brokerage and commission income	6,472,535	64.3	373,201	6.5
Brokerage and commission income – related party	1,757,731	17.5	1,707,334	29.8
Principal transactions and proprietary trading	(715,309)	(7.1)	—	—
Interest income	150,819	1.5	22,633	0.4
Interest income – related party	1,016,179	10.1	181,550	3.2
Software licensing and related support services income	176,303	1.8	667,951	11.6
Software licensing and related support services income – related party	1,197,551	11.9	2,786,105	48.5
Total revenues	10,055,809	100.0	5,738,774	100.0
Brokerage and commission income
Brokerage and commission income primarily consists of fees and commissions from WSI’s securities brokerage, including new share subscription services in relation to initial public offerings (“IPOs”), bond distribution and related services. WSI generates commissions on securities brokerage by executing securities trading transactions as an agent on behalf of its customers and on bond distribution by procuring subscribers to subscribe and pay for bonds in principal amounts. Handling charge income primarily consists of fees from services such as clearing and settlement services and dividend collection services.
Interest income
Interest income primarily consists of interest income from margin financing services in relation to the securities brokerage services. Margin financing services refer to the margin loans provided by WSI to its customers for their purchase of securities on the secondary market or for their subscription to shares offered under IPOs.
Software licensing and related support services income
Software licensing and related support services income primarily consists of income from WSI’s and WTI’s software licensing and related support services by providing perpetual on-premise licenses of broker-dealer business related software to customers to use the software as it exists. The customers take possession of the software, which provides a mature interface to licensed broker-dealer companies for securities trading in a mobile application. WSI and WTI also provide maintenance and support services for customers who purchase on-premise licenses at the option of the customers. These services include troubleshooting, technical support, and the right to receive unspecified software updates.
Principal transactions and proprietary trading
Principal transactions and proprietary trading consists of trading gains and losses for transactions in securities made by WSI on its behalf and related revenue and expenses.

Operating costs and expenses
Our operating costs and expenses consist primarily of (i) commission and brokerage fees, (ii) software licensing and related support outsourcing cost, (iii) interest expenses, (iv) other general and administrative expenses. The following table sets forth the components of our operating costs and expenses by amounts and percentages of operating costs and expenses for the years indicated:
	For the fiscal years ended March 31,
	2024		2023
	US$	%	US$	%
Operating costs and expenses
Commissions and brokerage fees	401,843	5.6	77,045	2.9
Software licensing and related support outsourcing cost – related party	802,745	11.3	562,577	21.1
Interest expenses	158,441	2.2	18,041	0.7
Compensation and benefits	2,108,656	29.6	749,983	28.1
Share-based compensation expenses	—	—	379,867	14.2
Professional service fees	1,957,781	27.5	354,195	13.3
Market information	580,584	8.2	266,190	10.0
Lease costs	435,824	6.1	98,721	3.7
Other general and administrative expenses	666,741	9.5	165,702	6.0
Total	7,112,615	100.0	2,672,321	100.0
Commissions and brokerage fees
Commissions and brokerage fees consist of fees charged by clearing organization and/or executing brokers for clearing and settlement services.
Software licensing and related support outsourcing cost
Software licensing and related support outsourcing cost consist of outsourced software licensing and related support services charged by Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”), a sub-contractor, which is a related party of us.
Interest expenses
Interest expenses primarily consist of interest expenses of borrowings from financial institutions paid to fund WSI’s margin financing business.
Other general and administrative expenses
Other general and administrative expenses mainly consist of staff compensation and benefits, lease costs, professional service fees and other general operating expenses.
Taxation
British Virgin Islands (“BVI”)
The Company, which is incorporated in the BVI, is not subject to tax on income or capital gains. In addition, payments of dividend by the Company to its shareholders are not subject to withholdings tax in the BVI.
Cayman Islands
Under the current laws of the Cayman Islands, our subsidiary incorporated in the Cayman Islands is not subject to tax on income or capital gains. In addition, upon payments of dividend to the shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Company’s principal subsidiaries are incorporated in Hong Kong and are subject to Hong Kong profits tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profit tax rates regime, the first HK$2 million assessable is subject to

Hong Kong profits tax at a rate of 8.25%, and the remaining profits are subject to a rate of 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. The tax impact of the two-tiered tax bucket is deemed immaterial to the Group. The provision for Hong Kong profits tax is calculated by applying the estimated annual effective tax rate of 16.5%. Additionally, dividend payments by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
Results of Operations
The following tables set forth a summary of our consolidated results of operations, in an amount and as a percentage of our total revenues for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.
	For the fiscal years ended March 31,
	2024		2023
	US$	% of total revenues	US$	% of total revenues
Revenues
Brokerage and commission income	6,472,535	64.3	373,201	6.5
Brokerage and commission income – related party	1,757,731	17.5	1,707,334	29.8
Principal transactions and proprietary trading	(715,309)	(7.1)	—	—
Interest income	150,819	1.5	22,633	0.4
Interest income – related party	1,016,179	10.1	181,550	3.2
Software licensing and related support services income	176,303	1.8	667,951	11.6
Software licensing and related support services income – related party	1,197,551	11.9	2,786,105	48.5
Total revenues	10,055,809	100.0	5,738,774	100.0
Operating costs and expenses
Commissions and brokerage fees	401,843	4.0	77,045	1.3
Software licensing and related support outsourcing cost – related party	802,745	8.0	562,577	9.8
Interest expenses	158,441	1.6	18,041	0.3
Compensation and benefits	2,108,656	21.0	749,983	13.1
Share-based compensation expenses	—	—	379,867	6.6
Professional service fees	1,957,781	19.5	354,195	6.2
Market information	580,584	5.8	266,190	4.6
Lease costs	435,824	4.2	98,721	1.7
Other general and administrative expenses	666,741	6.6	165,702	2.9
Total	7,112,615	70.7	2,672,321	46.5

Operating income	2,943,194	29.3	3,066,453	53.5

Other (loss) / income:
Income From Foreign Currency Spread	49,694	0.5	680,721	11.9
Others	(56,400)	(0.6)	48,392	0.8
Total other (loss) / Other income	(6,706)	(0.1)	729,113	12.7
Income before income tax expenses	2,936,488	29.2	3,795,566	66.2
Income tax expense	(439,934)	(4.4)	(714,861)	(12.5)
Net income	2,496,554	24.8	3,080,705	53.7

Comparison of fiscal years ended March 31, 2024 and 2023
Revenues
Our revenues, which consist of (i) brokerage and commission income, (ii) interest income, (iii) software licensing and related support services income and (iv) principal transactions and proprietary trading, significantly increased by approximately 75.2% from approximately US$5.7 million for the fiscal year ended March 31, 2023 to approximately US$10.1 million for the fiscal year ended March 31, 2024. This increase was primarily attributable to (i) the increase in brokerage and commission income; and (ii) the increase in interest income.
Brokerage and commission income
Our brokerage and commission income increased by approximately 295.6% from approximately US$2.1 million for the fiscal year ended March 31, 2023, to approximately US$8.2 million for the fiscal year ended March 31, 2024. This substantial growth was primarily due to the following two reasons: (i) WSI earned commission income of approximately US$5.8 million in the fiscal year ending March 31, 2024 through bond distribution services (2023: nil); and (ii) there was an increase in the number of active customers, who are registered customers and have assets in their trading accounts, from 428 for the fiscal year ended March 31, 2023 to 664 for the fiscal year ended March 31, 2024, after WSI started to provide securities trading services upon its delivery of the perpetual licensed trading platform APP to the customers in the fiscal year ended March 31, 2023.
Interest income
Our interest income increased by approximately 471.5% from approximately US$0.2 million for the fiscal year ended March 31, 2023, to approximately US$1.2 million for the fiscal year ended March 31, 2024, primarily attributable to the corresponding increase in demand for margin financing services in the fiscal year ended March 31, 2024, associated with the increase in demand for US and HK securities margin trading from WSI’s customers during the corresponding period.
Software licensing and related support services income
Our software licensing and related support services income decreased by approximately 60.2% from approximately US$3.5 million for the fiscal year ended March 31, 2023 to approximately US$1.4 million for the fiscal year ended March 31, 2024, primarily attributable to decrease in the number of customers to whom WSI and WTI provided software licensing and related support services, from 5 customers in the fiscal year ended March 31, 2023 to 3 customers in the fiscal year ended March 31, 2024.
Principal transactions and proprietary trading
In the fiscal year ended March 31, 2024, WSI engaged in, on its behalf, certain proprietary trading transactions in securities and recorded trading losses for these transactions of approximately US$0.7 million. As of the date of this prospectus, WSI has closed all proprietary trading positions.
Operating costs and expenses
Our operating costs and expenses, which consists of (i) commission and brokerage fees, (ii) interest expenses, (iii) software licensing and related support outsourcing cost, (iv) compensation and benefits, and related share based payment expenses, (v) professional service fees, (vi) market information, lease costs, and other general and administrative expenses, increased by approximately 166.2% from approximately US$2.7 million for the fiscal year ended March 31, 2023 to approximately US$7.1 million for the fiscal year ended March 31, 2024. This increase in expenses was in line with the business expansion, increases in revenues and expenses incurred for this offering during the fiscal year ended March 31, 2024.
Commissions and brokerage fees
Our commission and brokerage fees increased by approximately 421.6% from approximately US$0.08 million for the fiscal year ended March 31, 2023, to approximately US$0.4 million for the fiscal year ended March 31, 2024, primarily attributable to the increase in commissions and brokerage fees paid to the clearing organization and/or executing brokers due to the increase in customers’ securities trading transactions for the fiscal year ended March 31, 2024 in comparison with year ended March 31, 2023. In particular, as a result of the increased proportion of U.S.

stock trading volume during the fiscal year ended March 31, 2024 and the higher commission and brokerage fee associated with U.S. stocks compared to Hong Kong stocks, the overall increase in commissions and brokerage fees outpaced the increase in brokerage and commission income during the same period.
Interest expenses
Our interest expenses increased by approximately 778.2% from approximately US$18,000 for the fiscal year ended March 31, 2023 to approximately US$158,000 for the fiscal year ended March 31, 2024, which was primarily attributable to the increase in the use of third party broker dealers margin services during the fiscal year ended March 31, 2024, offset by the increased deployment of WSI’s own capital to fund its margin financing services in the fiscal year ended March 31, 2024 to reduce interest expenses.
Software licensing and related support outsourcing cost
Our software licensing and related support outsourcing cost increased by approximately 42.7% from approximately US$0.6 million for the fiscal year ended March 31, 2023 to approximately US$0.8 million for the fiscal year ended March 31, 2024, primarily attributable to WSI and WTI outsourcing software licensing and related support services to a related party, Shenzhen Jinhui, in order to (i) provide the software licensing and related support services to 3 existing customers in the fiscal year ended March 31, 2024, (ii) provide continued upgrades to software and related support services, and (iii) offer its free-trial version of software and related support services to potential customers in an effort to attract new customers.
Compensation and benefits
Our compensation and benefits increased by approximately 181.2% from approximately US$0.7 million for the fiscal year ended March 31, 2023 to approximately US$2.1 million for the fiscal year ended March 31, 2024, which was generally in line with (i) the increase in number of employees in the fiscal year ended March 31, 2024; and (ii) the increase of average level of salary, as we have hired more experienced employees such as responsible officers, representatives and senior management members to strengthen our subsidiaries’ capabilities to support the preparation of this offering and the process of business expansion.
Professional service fees
Our professional service fees increased by approximately 452.7% from approximately US$0.4 million for the fiscal year ended March 31, 2023 to approximately US$2.0 million for the fiscal year ended March 31, 2024, which was generally in line with (i) the increase in expenses related this offering; and (ii) the increase in professional services expenses to support the business expansion, for example, WSI’s bond distribution services.
Market information
Our market information expenses increased by 118.1% from approximately US$0.3 million for the fiscal year ended March 31, 2023 to approximately US$0.6 million for the fiscal year ended March 31, 2024, as the market information expenses increased alongside the increase in trading volume and we expanded the types of market data subscription in order to support the growth and enhancement of WSI’s securities brokerage business.
Other (loss) / income
We recorded other loss of approximately US$0.07 million and other income of approximately US$0.7 million for the fiscal years ended March 31, 2024 and 2023, respectively. Such decrease was primarily attributable to a decrease of approximately US$0.6 million in income from foreign currency spread, as WSI started to directly offer US$ margin loans credit limit for its customers to trade on securities in the fiscal year ended March 31, 2024, the number of transactions in converting customers’ deposits from HK$ to US$ or vice versa, to facilitate their securities trading transactions in Hong Kong or U.S. stock exchanges, had decreased, and hence, the income from foreign currency spread had also decreased, where WSI earned such gain by incorporating a bid/ask spread in converting customers’ deposits.
Income tax expense
We incurred an income tax expense of approximately US$0.4 million and US$0.7 million for the fiscal years ended March 31, 2024 and 2023, respectively.

Net income
As a result of the foregoing, we recorded a net income of approximately US$2.5 million and US$3.1 million for the fiscal years ended March 31, 2024 and 2023, respectively.
Non-GAAP Measures
We use adjusted net income (loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.
We define the adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, and such adjustment has no impacts on income tax.
We believe that adjusted net income (loss) provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.
The non-GAAP financial measure adjusts for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net income (loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures.
Adjusted net income (loss) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
The following table sets forth a reconciliation of our net income to adjusted net income for the years indicated.
	For the years ended March 31,
	2024	2023
	US$	US$
Net income	2,496,554	3,080,705
Add: share-based compensation expenses	—	379,867
The non-GAAP adjusted net income	2,496,554	3,460,572
Quarterly Revenues
The following table sets forth the components of our unaudited and unreviewed quarterly revenues for the periods indicated. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.
	For the three months ended (Unaudited and unreviewed)
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
	US$
Revenues
Brokerage and commission income	9,877	139,386	90,697	133,241	215,335	126,891	4,663,724	1,466,585
Brokerage and commission income – related party	811	39,755	847,662	819,106	750,200	442,814	338,066	226,651
Principal transactions and proprietary trading	—	—	—	—	(274,579)	(21,615)	(336,188)	(82,927)
Interest income	57	75	980	21,521	8,825	21,449	24,183	96,362
Interest income – related party	—	1,254	37,202	143,094	145,496	269,494	269,906	331,282

	For the three months ended (Unaudited and unreviewed)
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
	US$
Software licensing and related support services income	—	—	4,593	649,463	—	76,681	39,210	60,412
Software licensing and related support services income – related party	845,625	845,625	554,375	554,375	299,057	299,057	299,387	300,050
Total revenues	856,370	1,026,095	1,535,509	2,320,800	1,144,334	1,214,771	5,298,288	2,398,415
Quarterly Trends
Our revenues fluctuate from quarter to quarter are subject to fluctuation and changes in market conditions. For example, for brokerage and commission income, trading volume and investor sentiment may be influenced by the market volatility, the performance of the capital markets and economic cycles; for interest income from WSI’s margin financing business is subject to influences from market factors such as market liquidity, interest rate, investor sentiment and the number of initial public offerings available for subscription, corporate customers’ demand; and for software licensing and related support services income, the number, size and scope of the project engaged, the project milestones and the scope of the maintenance and support services required by the customers.
Our revenues from brokerage and commission income increased substantially for two quarters from October 1, 2023 to March 31, 2024, since WSI completed the distribution of a number of bonds, in return for commission income.
Our revenues from software licensing and related support services income – related party increased substantially in the second and third quarters of 2022, due to the satisfaction of performance obligations under a software licensing agreement with this related party, during this period.
The trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Consequently, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating or financial performance.
Liquidity and Capital Resources
As of the date of this prospectus, we have financed our operating and investing activities through cash generated from operating activities, loans provided by a related party and capital contributions by our shareholders. As of March 31, 2024 and 2023, we had cash and cash equivalents of approximately US$4.9 million and US$19.1 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and deposits with banks or other financial institutions, which are unrestricted for withdrawal or use, and which have original maturities of three months or less.
We believe that our current cash and cash equivalents and forecasted net cash flows will be sufficient to meet our forecasted working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months following this offering. We intend to finance our future working capital requirements primarily from cash generated from operating activities, and then from funds raised from financing activities, if necessary. We believe that our current cash and cash equivalents, forecasted net cash flows, and our anticipated net proceeds from this offering will be sufficient to meet our forecasted working capital requirements and capital expenditures in the ordinary course of business beyond the next twelve months following this offering.
Our future capital requirements depend on many factors, including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our products and services, the expansion of sales and marketing activities, and the expansion and penetration of our business presence into different geographic regions and markets. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity financing or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows
The following table sets forth a summary of our cash flows for the years indicated:
	For the years ended March 31,
	2024	2023
	US$	US$
Net cash (used in) / provided by operating activities	(1,847,147)	11,968,016
Net cash used in investing activities	(8,209,437)	(4,978)
Net cash (used in) / provided by financing activities	(8,299,468)	12,975,451
Effect of exchange rate changes	148,996	(131,452)
Net increase in cash, cash equivalents and cash segregated for regulatory requirements	(18,207,056)	24,807,037
Cash, cash equivalents and cash segregated for regulatory requirements at the beginning of the year	28,859,242	4,052,205
Cash, cash equivalents and cash segregated for regulatory requirements at the end of the year	10,652,186	28,859,242
Operating activities
Net cash used in operating activities was approximately US$1.8 million for the fiscal year ended March 31, 2024, which primarily reflected our net income of approximately US$2.5 million as mainly adjusted for 1) the deferred tax expense of approximately US$0.4 million; 2) the non-cash lease expense of approximately US$0.4 million; and 3) changes in working capital. Adjustments for changes in working capital primarily consist of (i) an increase of approximately US$2.0 million in payable to clients; (ii) a decrease of approximately US$3.3 million in payable to brokers and clearing organization; (iii) an increase of approximately US$7.2 million in receivable from clients; (iv) a decrease of approximately US$3.9 million in receivable from brokers and clearing organization; and (v) an increase of approximately US$0.2 million in due to a related party, Shenzhen Jinhui.
Net cash provided by operating activities was approximately US$12.0 million for the fiscal year ended March 31, 2023, which primarily reflected our net income of approximately US$3.1 million as mainly adjusted for 1) the deferred tax expense of approximately US$0.7 million; 2) share-based compensation expenses of approximately US$0.4 million; and 3) changes in working capital. Adjustments for changes in working capital primarily consist of (i) an increase of approximately US$12.2 million in payable to clients, (ii) an increase of approximately US$5.5 million in payable to other clients, brokers and clearing organization, (iii) an increase of approximately US$0.2 million in prepaid expenses and other current assets; (iv) an increase of approximately US$5.5 million in receivable from a related party client, WGI, (v) an increase of approximately US$4.2 million in receivable from broker and clearing organization; and (vi) an increase of approximately US$0.6 million in due to a related party, Shenzhen Jinhui.
Investing activities
Net cash used in investing activities for the fiscal years ended March 31, 2024 was approximately US$8.2 million, approximately US$7.5 million of which was attributable to payment to purchase investments, approximately US$0.4 million of which was attributable to a loan to ST MA Ltd, and approximately US$0.3 million of which was attributable to purchases of property and equipment.
Net cash used in investing activities for the fiscal year ended March 31, 2023 was approximately US$5,000, all attributable to purchases of property and equipment.
Financing activities
Net cash used in financing activities for the fiscal year ended March 31, 2024 was approximately US$8.3 million, primarily for the repurchase and retirement of our ordinary shares of approximately US$6.0 million, payment for deferred offering costs of approximately US$0.8 million and the repayment of borrowings from a related party, Mr. Zhou Kai, of approximately US$1.5 million.
Net cash provided by financing activities for the fiscal year ended March 31, 2023 was approximately US$13.0 million, primarily attributable to proceeds from shareholder contributions for issuance of Ordinary Shares of approximately US$10.0 million and proceeds of borrowings from a related party, Mr. Zhou Kai, of approximately US$3.0 million.

Contractual Obligations
The following table sets forth our contractual obligations as of March 31, 2024:
	Payment due by schedule
	Less than 1 year	1-3 year	more than 3 years	Total
	US$
Operating leases	580,896	504,057	—	1,084,953
Operating leases represents the non-cancellable operating leases for our office space and employee residence, we also have a finance lease for a printer, which is deemed not material for accounting purposes. Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2024.
Capital Expenditures
We do not have any significant capital expenditures in the fiscal years ended March 31, 2024 and 2023.
Trend Information
Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
Holding Company Structure
The Company is a holding company and has no material operations of its own. We conduct a substantial majority of our operations through our subsidiaries in Hong Kong. As a result, the Company’s ability to pay dividends depends largely upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with the generally accepted accounting principles in the United States (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. We continue to evaluate the estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgements and estimates used in preparation of our consolidated financial statements.

Revenue recognition
The Group generates its revenues as follows:
Brokerage and commission income
WSI earns fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction, brokerage commission is recognized at a point in time when the performance obligation has been satisfied by the completion of trades and the service has been passed to the customer. Brokerage commission income is accrued on a trade-date basis because this is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. The commission fees are directly charged from the customer’s account when the transactions are settled. The securities trading transaction could not be cancelled once it is executed and is not refundable.
Handling charge income arises from services such as clearing and settlement services, new share subscription services in relation to initial public offerings (“IPO”), and dividend collection services, are accrued on a trade-date basis or at the completion of transaction. Clearing and settlement service income is recognized at a point in time when the transactions are executed. The transaction price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully complete IPO subscription on behalf of customers. The transaction price of new share subscription services is a fixed amount per IPO subscription order and no variable consideration exists in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by WSI on behalf of customers. When WSI receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Divided collection handling income is charged at a fixed percentage of divided collected. Handling income is directly charged from the client’s account when the transactions are settled.
WSI also provides distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts, in return for commission income.
WSI enters into a distinct subscription agreement with its customers, i.e. corporate issuers, for the provision of distribution services. The distribution service is distinct and is identified as one performance obligation. As stipulated in the subscription agreement, WSI will charge a distribution commission income based on certain percentage of the funds raised in the transaction. For certain lower profile projects that will not be listed on relevant exchanges, WSI will reduce its exposure by entering non-syndicate capital market intermediary agreements with the global coordinators or a manager, as a sub-distributor for them.
Revenue from providing bond distribution services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of the public offering, i.e., listing of the bond on relevant exchanges, or the acceptance by the global coordinator or lead manager for non-syndicate projects. During the year ended March 31, 2024, receivables from revenues related to bond distribution services were fully collected.
WSI generally offers no discount to its brokerage and commission clients.
Principal transactions and proprietary trading
Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned are reported at fair value generally based upon quoted prices. Realized and unrealized changes in fair value are recognized in principal transactions, net in the period in which the change occurs.
As of March 31, 2024 and 2023, WSI did not hold any financial instruments in relation to principal transactions and proprietary trading. During the years ended March 31, 2024 and 2023, WSI reported a principal transaction and proprietary trade loss of $0.7 million and nil, respectively.
Interest income
WSI earns interest income primarily from the margin financing services it offered in relation to the securities brokerage services. Margin financing services refer to the margin loans provided by WSI to its clients for their purchase of securities on the secondary market or for their subscription to shares offered under IPOs. WSI acts as a principal in such transactions. Interest income is recognized with a fixed percentage over the period that the financing amount is outstanding.
Software licensing and related support services income
WSI’s and WTI’s contracts typically involve the sales of on-premise licenses (“software licensing”), and often bundled with maintenance and support services (“M&S”), which are typically capable of being distinct. If goods or services are determined to be distinct, they are accounted for as separate performance obligations. Perpetual on-premise licenses of broker-dealer business related software permit customers to use the software as it exists. The licenses are usually priced as a fixed upfront fee based on the level of complexity and functionalities. The customers take possession of the software, which provides a mature interface to licensed broker-dealer companies for securities trading in a mobile application. Revenues from on-premise licenses are recognized at a point in time when the software is made available to the customer to download or use. WSI and WTI also provide maintenance and support service for customers who purchase on-premise licenses at the option of the customers. These services include troubleshooting, technical support, and the right to receive unspecified software updates. Revenues from maintenance and support services are recognized ratably over the term of the contracts because WSI and WTI are obligated to make the maintenance and support services available continuously throughout the contract period, and the customers simultaneously receive and benefit from these services throughout the contract period. WSI entered a bundled arrangement with Wealth Guardian Investment Limited (“WGI”), which includes promises to deliver a software license and to provide updates that are critical to the core functionality of the license and are essential to fulfilling the intended purpose of the license. The Group determines the updates are highly interdependent or interrelated with the license and should be combined with the license as a single performance obligation. Revenue for this contract was recognized over time based on the output method.
Revenues under the bundled arrangements are allocated based on the relative stand-alone selling prices (“SSP”) of on-premise license and maintenance and support services. The SSP for on-premise licenses is estimated based on observable transactions when those services are sold on a standalone basis. The SSP of M&S is typically estimated using the adjusted market assessment approach. The Group considers a competitor’s pricing for similar services in the market, adjusted for the Group’s position in the market, expected profit margin and cost structure.
Contracts are generally fixed price and may be invoiced on a regular basis ranging from monthly to semi-annually, with standard payment terms ranging from 30 to 90 days. The timing of revenue recognition may differ from the timing of invoicing customers due to the existence of these invoicing practices as well as the requirement to recognize revenue on a relative stand-alone selling price basis.
WSI and WTI act as a principal in the forgoing contracts as they are primarily responsible for fulfilling the promise to provide the goods or services to the customers.
Quantitative and Qualitative Disclosures about Market Risks
Concentration and credit risk
Financial instruments that potentially subject us to concentration of credit risk consist of cash accounts held with financial institutions in Hong Kong. Cash segregated under regulatory requirements is deposited in reputable financial institutions as required by the Hong Kong Securities and Futures Ordinance. At times, these accounts may exceed the maximum coverage limit of approximatively $64,000 (HKD 500,000) under the Deposit Protection Scheme introduced by the Hong Kong Government. We have not experienced any losses in these accounts and management believes that these financial institutions are of sound credit quality and we are not exposed to any significant credit risk on these accounts.
Our exposure to credit risk associated with trading and other activities is measured on an individual counterparty basis, as well as by Group of counterparties that share similar attributes.
We are exposed to concentration risks with specific counterparties.
(i)	Major customer
For the fiscal years ended March 31, 2024 and 2023, WGI, a related party, accounted for 39.5% and 81.5% of our total revenues, respectively.
(ii)	Major supplier
There was one related party supplier, Shenzhen Jinhui, who accounted for 11.3% of total expenses for the year ended March 31, 2024 (2023: 21.1%).

(iii)	Receivables
As of March 31, 2024, WGI accounted for 96.6% of the total balance of receivables, including balances from client, broker-dealers and clearing organizations and software licensing and related support service. As of March 31, 2023, WGI and customer B accounted for 51.4% and 39.2% of the total balance of receivables, respectively.
As disclosed above, deterioration of our customers’ operating conditions and our inability to develop new customers in a timely manner may have an impact on the Company’s operating conditions and results of operations. In the fiscal years ended March 31, 2024 and 2023, we derived US$4.0 million and US$4.7 million in revenues from WGI. The proportion of total revenues derived from WGI during the fiscal year ended March 31, 2024 decreased to 39.5% from 81.5% during the fiscal year ended March 31, 2023, primarily due to the increase in proportion of revenue from WSI’s bond distribution services. As of the date of this prospectus, WGI is a customer using WSI’s Broker Cloud solutions contributing brokerage and commission income, interest income and software licensing and related support services income. However, the services demand of WGI may vary based on a number of factors such as economic conditions and technology advancements, which are beyond our control, and we cannot guarantee that WGI will continue to use WSI’s Broker Cloud solutions in the future. See details in “Risk Factors — We derived a substantial portion of revenue from a small number of key customers.” and Risk Factors — We derived a substantial portion of revenue from WGI, a single related party customer.” We expect to perform ongoing credit evaluations of our customers and widen the channel for attracting more customers.
Foreign currency exchange risk
We are exposed to foreign currency exchange risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currency giving rise to this risk is primarily US$. We consider the foreign currency exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant, as the HK$ is pegged to the US$.
Interest rate risk
Our exposure to interest rate risk primarily relates to the interest expenses incurred on borrowings from financial institutions. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.
After completion of this offering, we may invest the net proceeds we receive from the offering in short-term, interest-bearing bank deposits or debt instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.
Inflation risk
We believe the impact of inflation on us will not be material. Our operations, through our subsidiaries, are in Hong Kong and Hong Kong’s inflation rates have been relatively stable in the last three years: 2.1% for 2023, 1.9% for 2022 and 1.6% for 2021, according to the International Monetary Fund, International Financial Statistics and data files.
We believe the inflation rate in Hong Kong will stay moderate. The inflation rate in Hong Kong is forecast to average 2.5% per annum from 2024 to 2027 in Hong Kong, according to the 2023-24 government budget of Hong Kong.
Recent Accounting Pronouncements
A list of recently issued accounting pronouncements relevant to us is included in Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, included elsewhere in this prospectus.

INDUSTRY
Unless otherwise indicated, all information and data provided in the section is cited from the industry report issued by Frost & Sullivan, dated August 2023, entitled “Market Study of Global B2B Fintech Service in the Securities Brokerage Market” (“Frost & Sullivan Report”) commissioned by us. Although we believe the data and information included in the Frost & Sullivan Report to be reliable, we have not independently verified the accuracy or completeness of the information and data included therein. This section also includes projections based on a number of assumptions. The global business-to-business fintech service in the securities brokerage market and related industries may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on the business of our subsidiaries and the market price of the Ordinary Shares.
OVERVIEW OF GLOBAL B2B FINTECH SERVICE MARKET
Fintech refers to firms using new technologies in the delivery of financial services, consisting of established financial institutions, start-ups and technology companies with the objective to replace or enhance existing solutions.
Currently, fintech solutions mainly cover four types of major technologies: Artificial Intelligence, Blockchain, Cloud Computing, and Big Data, which are regarded as the “ABCD” of fintech. With classification criteria such as (i) by business model (i.e. Business-to-business (“B2B”) and Business-to-consumer (“B2C”) fintech services), (ii) by industry such as securities, bank and insurance, etc., (iii) by type of clients, and (iv) by business, fintech service can be further divided into several specific fields under each category.
Value Chain of B2B Fintech Service Market

Source: Frost & Sullivan
The upstream of the B2B fintech industry chain is composed of core technology providers, who provide the industry with foundational technological infrastructure, including core technologies such as big data, blockchain, privacy computing, distributed systems, and cloud computing.
The midstream of the industry chain is composed of (i) integrated financial technology service providers that offer technology services and various types of financial solutions to downstream financial institutions and (ii) vertical financial technology service providers offering specialized solutions to downstream financial institutions. Integrated financial technology service providers offer technology services and a wide range of financial solutions to downstream financial institutions. Vertical financial technology service providers are specialized in specific functions and provide solutions such as credit technology, payment technology etc.
The downstream of the industrial chain consists of traditional financial institutions that provide a variety of financial products and services to end customers.
Expenditure on Informationization and Digitization of Financial Institutions
In recent years, global expenditure on informationization and digitization of financial institutions has been increasing steadily from US$1,485.8 billion in 2018 to US$2,337.5 billion in 2022, representing a CAGR of

12.0% from 2018 to 2022. Going forward, global expenditure on informationization and digitization of financial institutions is expected to expand from US$2,514.3 billion in 2023 to US$3,392.5 billion in 2027, with a CAGR of 7.8% during such period.

Source: Frost & Sullivan
Market Size of B2B Fintech Service Market
Driven by the rising demand from institutional clients such as banks, securities companies and insurance companies, the B2B fintech service sector experienced rapid growth from 2018 to 2022. In terms of expenditures by financial institutions, the global market size of the B2B fintech service market has increased from US$16.7 billion in 2018 to US$122.0 billion in 2022, representing a CAGR of 64.4% during such period.
B2B fintech service is expected to play a more important role in driving the overall growth of the global fintech service market, and the market size of the global B2B fintech service market is expected to grow from US$165.5 billion in 2023 to US$460.2 billion in 2027, at a CAGR of 29.1% during such period.

Source: Frost & Sullivan
Market Drivers of Fintech Service Market
1.	Government Support
Numerous fintech-related rules have been established by governments around the world in an effort to significantly improve financial services as well as to regulate the burgeoning fintech service industry. For instance, the “Development Plan for Financial Technology (2022-2025)” published by the People’s Bank of China in 2022 aims to advance the use of financial data elements, strengthen structural reforms of the financial supply side, speed up the digital transformation of financial institutions, and enhance prudent fintech service regulations. Additionally, the Monetary Authority of Singapore’s Financial Services and Markets Bill has strengthened its regulatory authority, including its ability to impose bans on people who are deemed unsuitable for key positions, activities, and functions within the financial industry.
2.	Technological Innovation
According to Frost and Sullivan, modern technologies like big data, blockchain, cloud computing, and artificial intelligence have given the financial services industry a huge boost in innovation and development. These technologies have the potential to offer novel business strategies, software solutions, and product offerings, making use of these new advanced technologies the dominant trends in the financial service sector from 2023 to 2027.
3.	Downstream Demand Growth
Fintech service has seen a rise in demand from customers due to the improved accuracy of algorithms, the broadened scope of applications, and the increased processing power. In the fast-paced B2C world, the ability to access loans and make payments at any time anywhere has become important, according to Frost and Sullivan. Consumer demand for practical and effective fintech goods like online financing and e-payments has risen steadily. Moreover, customers in the B2B sector are diverse including organizations such as securities firms, banks, and insurance companies. As a result, the B2B solutions comprise BaaS, software as a service (SaaS), Insurance Fintech, as well as numerous tailored embedded finance services.
Development Trends of Fintech Service Market
1.	Releases of New Policies
Governments and regulatory bodies gradually recognized the potential of fintech service to drive innovation in financial products and services, and promote financial inclusion at a global scale, according to Frost and Sullivan. Therefore, a series of policies have been issued and implemented to regulate and support the development of the fintech service sector, which is boosted by cross-border financial cooperation and the demands for digital finance. For instance, in August 2023, the Hong Kong Monetary Authority (HKMA), HKSFC and the Insurance Authority of Hong Kong jointly published a new “Fintech Promotion Roadmap” containing a series of initiatives to be undertaken by the three regulators over the next 12 months to give further impetus to fintech adoption in the financial services sector and providing practical recommendations at different stages of the fintech adoption, from sourcing to implementation.
2.	Innovation of Business Models
Innovation in business models has become a trend. Due to their efficiency and convenience, online securities transactions, digital banks, and securities services have emerged as hot development areas which lead to the boom of global digital transformation such as digital lending. The entry barriers and service costs for investment platforms have been reduced, making them popular with generation “Z”. As more businesses and ecosystems adopt SaaS and other embedded finance solutions due to their integrated applications and good cost performance, the financial market’s landscape is changing.
3.	Continuous Overseas Business Expansion
Competition in the domestic financial industry, such as Hong Kong, has grown fiercer as a result of the digital transformation process, with a focus on enhancing operation efficiency and streamlining homogeneous services. Companies with practical experience have started to plan “going overseas” and gradually to shift from domestic to international markets, as China’s financial technology advances to the forefront of the world in terms of technology maturity and business scale, according to Frost and Sullivan.
OVERVIEW GLOBAL B2B FINTECH IN THE SECURITIES BROKERAGE MARKET
Definition and Classification
B2B Financial Technology in the securities industry refers to specialized services provided to brokers and related enterprises, with the objective of leveraging financial technology and digital solutions to optimize and upgrade their business processes and service models.

“B2B Fintech service” in the securities industry encompasses both digital software system services and B2B securities brokerage services.
•	Digital system services provide securities brokerage companies with front, middle and back end integrated software systems for securities firms, improving operational efficiency and data security.
•
B2B securities brokerage services provide corporate and institutional clients securities trading and investment solutions through digital software systems, supplemented with clearing and settlement services, and margin deposit services. The B2B fintech services providers reduce entry barriers for small and medium securities brokerage companies.

As for the business model, digital software system services and B2B securities brokerage services complement with each other. Digital software system services enhance operational efficiency and customer satisfaction for brokers by offering optimized digital software systems and laying a solid foundation for B2B securities brokerage services. B2B securities brokerage services, in turn, assist brokerage firms in clearing and settlement, and offer interest income, thereby providing comprehensive support for brokers’ brokerage operations.
These services utilize financial technology and digital solutions to facilitate digital transformation for brokers and enterprises, enhance operational efficiency and customer satisfaction, and drive innovation and development in the securities industry.
Market Size of Global B2B Fintech Services for Small and Medium Brokers
The market for global B2B fintech services for small and medium brokers expanded between 2018 and 2022, increasing from US$505.9 million to US$997.4 million, representing a CAGR of 18.5%. The capability of B2B fintech service providers to reduce the entry barriers for start-up securities brokerage businesses is one of the major factors driving such growth. According to Frost and Sullivan, it is expected that these trends would continue even after 2023. The technological needs of this market segment are likely to be met by new innovative services.
With an estimated CAGR of 12.9% from 2023 to 2027, the market size of global B2B fintech services for small and medium brokers is expected to continue expanding.

Source: Frost & Sullivan
Market Size of B2B Fintech Services for Small and Medium Brokers in Asia-Pacific
The market for B2B fintech services for small and medium brokers in Asia-Pacific (excluding the Mainland China) demonstrated growth, with its size expanding from US$59.2 million in 2018 to US$118.8 million in 2022, reflecting a CAGR of 19.0%. The adoption and growth of B2B fintech services for small and medium brokers in the Asia-Pacific region was influenced by such factor as reduced entry barriers for small and medium securities brokerage companies as a result of B2B fintech service providers.

As a result of novel innovations and services tailored to address the increasing demands of the market, the market size of B2B fintech services for small and medium brokers in Asia-Pacific is expected to sustain the uptrend and increase from 2023 to 2027, with a CAGR of 19.7%.

Source: Frost & Sullivan
Market Drivers of the Global B2B Fintech in the Securities Brokerage Market
1.	Empowering Small and Medium Brokers
The B2B fintech services providers can offer digital solutions to small and medium-sized securities brokerage companies to reduce costs and shorten development cycles. Using B2B fintech services, the B2B fintech services providers can help small and medium securities brokerage companies reduce entry barriers and attract more customers, and therefore this may drive market growth.
2.	Innovation in Business Models
The B2B fintech service automates and improves procedures, increasing efficiency and saving costs. Data analysis and AI-driven solutions offer analytical information and tailored financial advice, and enhance client experiences. Moreover, these advances attract more investors, especially foreign ones, enhancing a broker’s reputation. Furthermore, the B2B Fintech service technologies improve risk management and compliance through proactive measures and real-time monitoring. Overall, incorporating fintech service into B2B operations encourages competition, and ultimately supports the industry’s long-term stability and growth.
3.	Blooming Technological Breakthrough
The technological improvements of digital transformation, data-driven decision-making, individualized services, improved security measures, and a collaborative ecosystem, fuel the expansion of the B2B Fintech service sector. These technologies help B2B securities brokers operate efficiently at low cost and gain insightful data. These developments increase competition and produce a more effective and efficient financial environment, which benefits both businesses and customers.
4.	Expansion of Internet Securities Brokers
In order to improve the consumer experience, data analysis and AI-driven decision-making become essential. As the need for effective trading platforms and digital solutions increases, the B2B sector is under pressure to offer trading technology that is increasingly quick, secure, and stable. Traditional institutions are compelled by competition to seek out B2B Fintech service technologies which offer cutting-edge solutions and eventually advance the financial market’s digitalization and efficiency.

Development Trends of the Global B2B Fintech in the Securities Brokerage Market
1.	Prioritized in Digital Transformation
The global small and medium securities brokerage sector is embracing digital transformation to stay competitive and meet the evolving needs of tech-savvy investors. B2B Fintech solutions, such as cloud computing and automation, enable brokerages to analyze market trends, investor behavior, and sentiment, enabling them to have better decision-making and form personalized investment strategies. These technologies streamline processes like trade execution, compliance audits, and customer support, enhancing operational effectiveness, reducing human errors, and saving expenses, ultimately enhancing their competitiveness in the securities brokerage market.
2.	Customized Development of Fintech Services
Customized development is a trend in the current securities brokerage industry, where small and medium brokers need to provide more personalized and customized services to stand out in the fierce competition. At the same time, fintech service providers are constantly offering more customized requirements to help small and medium brokers achieve differentiation in competition.
3.	Concentration on Customer Experience
B2B Fintech service is transforming the securities industry by prioritizing customer experience and developing customer-centric solutions, such as personalized functions. These services analyze end customers’ risk preferences, financial goals, and market sentiment, offering tailored investment advice and portfolio recommendations. B2B Fintech service’s user-friendly interfaces and trading platforms enhance the customer journey and facilitate access to financial data. According to Frost and Sullivan, this approach leads to increased end customers’ confidence in brokers, higher retention rates, and greater satisfaction, making prioritizing end customer experience a strategic advantage in the securities industry.
4.	Advancements in artificial intelligence (“AI”) Applications
B2B fintech service is utilizing data analytics and machine learning techniques developed from AI technology to provide valuable insights for brokers worldwide. These platforms process and analyze real-time financial data, enabling brokers to make more accurate investment decisions and mitigate risks by predicting and analyzing market trends. Machine learning algorithms uncover hidden patterns and correlations, enabling brokers to tailor investment advice to individual end customer’s needs. Risk control robots can also help end customers identify and manage risks, optimize portfolio allocations, and increase returns while reducing risks. B2B fintech data analytics foster innovation in the securities industry, allowing brokers to uncover unique investment opportunities and attract end customer seeking good investment opportunities. With B2B fintech service, brokers can provide more accurate investment advice and personalized services, improving end customer satisfaction and loyalty, and ultimately driving growth in the securities brokerage industry.
Entry barriers
1.	Regulatory Hurdles and Compliance Requirements
The securities industry is subject to extensive regulatory oversight aimed at safeguarding investors and upholding market integrity. For brokers looking to serve end customers globally, navigating the complex landscape of cross-border regulations can be challenging. Adherence to a multifaceted framework of laws and regulations is imperative. These may encompass licensing prerequisites, reporting mandates, anti-money laundering (AML) protocols, and know-your-customer (KYC) procedures. Ensuring compliance can be a resource-intensive and financially burdensome process, especially for start-ups.
2.	Security and Data Privacy
Due to the involvement of sensitive information in financial transactions, security and data privacy are of utmost importance in the securities industry. B2B fintech securities brokers must prioritize implementing robust cybersecurity measures to ensure the protection of customer data, prevent unauthorized access, and safeguard against potential cyber threats and attacks. Neglecting to establish a strong security infrastructure exposes securities brokerage companies to significant risks, including potential legal liabilities and severe damage to their reputation.

In an era where data breaches and cyberattacks are prevalent, maintaining a proactive and vigilant approach to security is crucial for B2B fintech service operating in the securities sector, strengthening the position of securities brokerage companies in the competitive financial services landscape.
3.	Technological Competence
Substantial deals are conducted in real-time in the fast-paced securities business. In order to succeed in this market, B2B Fintech securities brokerage businesses must use cutting-edge technology that can handle the complexity of financial transactions. Low latency, high availability, and scalability must be guaranteed in order to satisfy the stringent criteria of securities trading systems. To offer ongoing services to their customers, B2B fintech securities brokers must constantly adopt innovative services so as to stay ahead of the curve. These businesses may better position themselves to meet the changing requirements of the securities industry and stay competitive in this market.
4.	Industry Experience and Expertise
Proficiency in financial products, trading strategies, risk management, and regulatory practices is essential for customizing solutions for financial institutions and investors. Established companies often have extensive industry experience, making it challenging for newcomers to compete effectively. Emerging B2B fintech securities brokers must demonstrate a profound understanding of the domain, showcase their expertise, and offer innovative solutions. By leveraging specialized knowledge and innovative approaches, fintech securities companies can carve out a niche and compete alongside established players in this competitive arena.
OVERVIEW OF THE WORLD’S SECURITY EXCHANGE
Below are the top 10 global exchanges by market capitalization in 2022.

Source: World’s Security Exchange Official Website, Frost & Sullivan
In terms of organizational structure, almost all overseas stock exchanges have been corporatized and listed. Regrading asset classes, there are stocks, bonds, ETFs, diversified derivatives contracts, REITS, and structured products, making the exchanges veritable “financial supermarkets”.
Hong Kong Exchanges and Clearing Limited (“HKEX”)
HKEX is one of the world’s largest exchange groups (the 7th largest stock exchange by market capitalization in 2022), a trusted capital raising venue of choice, operating a range of equity, commodity, fixed income and currency markets through its wholly owned subsidiaries. HKEX has been high-ranking in the world in terms of initial public offering (IPO) financing in recent years.

The vision of HKEX is to build the Marketplace of the Future, supported by three strategic imperatives: Connecting East and West, Connecting Capital with Opportunities, and Connecting Today with Tomorrow, aspiring “To Connect, Promote and Progress our Markets and the Communities they support for the prosperity of all.”

Source: HKEX, Frost & Sullivan
China’s stock markets
China’s stock markets are some of the largest in the world, with total market capitalization reaching US$12.2 trillion in 2022. China’s financial markets have gradually been loosening restrictions over the past couple of decades. There are currently two main independently operated stock markets on the Chinese mainland: the Shenzhen Stock Exchange (SZSE) and the Shanghai Stock Exchange (SSE), plus a third stock exchange in Beijing, which was founded in 2021. China’s stock markets offer a variety of different financial products. Shares of Chinese companies are separated into different “share classes”. The different classes denote several characteristics, including the trading currency, type of company, location of the listing, and accessibility. Some companies will list multiple classes of shares or list concurrently on different stock exchanges in order to reach a wider pool of investors.
SSE was founded on November 26, 1990, and on December 19 of the same year, it started formal operations. SSE is now a comprehensive, open and service-oriented exchange with a complete market structure providing products in stocks, bonds, funds and derivatives, leading trading systems and communications infrastructure, and an effective self-regulatory system. According to statistics from the World Federation of Exchanges (WFE), as of the end of 2022, SSE ranked 3rd, 5th and 1st respectively, in terms of total market capitalization, total turnover, and capital raised, becoming one of the top exchanges in the world.

Source: SHSE, Frost & Sullivan

SZSE, established in 1990, is a self-regulated legal entity under the supervision of the China Securities Regulatory Commission (CSRC). It organizes, supervises securities trading covering equities, mutual funds and bonds and performs duties prescribed by regulations. SZSE comprises the Main Board and the ChiNext market.

Source: SZSE, Frost & Sullivan
The U.S. securities market
The United States has a multi-level stock market, which can be categorized into national stock exchanges and regional stock markets according to the scope of the market. The national stock markets mainly include the New York Stock Exchange (NYSE), the National Stock Exchange (AMEX), the NASDAQ Market (NASDAQ) and the OTCBB market (OTCBB); Regional stock markets include the Philadelphia Stock Exchange (PHSE), Pacific Stock Exchange (PASE), and Chicago Board Options Exchange (CBOE). Of these, the NYSE and NASDAQ are the two largest stock exchanges in the world by market capitalization.
The Nasdaq Stock Market (National Association of Securities Dealers Automated Quotations Stock Market) is an American stock exchange located in New York City. There are currently more than 4,000 company listings on the exchange. It is also the most active stock exchange in the United States by trading volume, ranking second on the list of stock exchanges by market capitalization of trading behind the New York Stock Exchange. It now operates 29 markets, one clearinghouse, and five central securities depositories in the United States and Europe, where most of the world’s technology giants are listed. The exchange platform is owned by Nasdaq Inc., which also owns the Nasdaq Nordic Stock Market network and several U.S. stock and options exchanges.

United States's Cap & Value Traded, 2018-2022

USD billion
120,000
90,000
60,000
30,000
0
Value Traded
Market Capitalisation
66,487.0
35,104.0
57,814.8
44,424.1
72,268.5
53,933.5
100,172.2
65,966.2
91,516.4
51,913.3
2018
2019
2020
2021
2022

Source: NYSE, NASDAQ, Frost & Sullivan

The New York Stock Exchange, located in the Financial District of Lower Manhattan in New York City, is the world’s largest and most trusted equities exchange, the leading ETF exchange and the world’s most deterministic trading technology, with its 2400+ listings and over US$30 trillion in market capitalization. The NYSE was the first formalized stock exchange established in the United States. The Intercontinental Exchange (ICE) now owns the NYSE, having purchased the exchange in 2013. Approximately 58% of Americans have money invested in the stock market, either through individual stocks, mutual funds, or retirement accounts.

Source: NYSE, Frost & Sullivan

BUSINESS
Our Mission
Our mission is to empower and redefine the securities brokerage industry with technologies. We aspire to provide a gateway to digitalization for small and medium-sized brokers.
Overview
We are a holding company incorporated in the British Virgin Islands. We are a provider of securities brokerage and financial technology services primarily through our Hong Kong subsidiaries, Waton Securities International Limited, or WSI, and Waton Technology International Limited, or WTI.
WSI is principally engaged in the provision of (i) securities brokerage services for securities listed on the Hong Kong Stock Exchange, including shares under the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the New York Stock Exchange (NYSE) and the Nasdaq Stock Market, margin financing services and other ancillary services through WSI’s electronic trading platform to its corporate and individual brokerage customers and bond distribution services; and (ii) software licensing and related support services including the licensing of trading platform APP, upgrades and enhancements, maintenance and other related services to financial institutions. Since September 2023, WTI has provided software licensing and related support services in order to focus on the expertise of operations and service areas. WSI has developed and provided Broker Cloud solutions to securities brokers with the combination of software licensing and related support services, securities brokerage services, margin financing services and other related services, where securities broker customers are provided with a perpetual on-premise licensed trading platform APP and optional related support services, with the front-, middle- and back-office operation functions and securities trading function where securities trading orders can be cleared and settled through WSI.
Founded in 1989, WSI is an established integrated securities broker in the Hong Kong financial services industry. WSI is licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under HKSFO in Hong Kong. WSI is a Hong Kong Stock Exchange participant and holds one Hong Kong Stock Exchange trading right. WSI provides securities brokerage services through WSI’s integrated electronic trading platform, which is easy to access, use, and deposit to WSI’s customers. The trading platform can be accessed through WSI’s APP, which provides WSI’s customers with a seamless and secured trading experience. WSI offers its customers comprehensive brokerage and value-added services, including trade order placement and execution, account management, and customer support. WSI further provides its customers with market data, news and research, so as to help them make well-informed investment decisions. WSI has accumulated a corporate and individual customer base across the globe, including a securities brokerage company in New Zealand known as Wealth Guardian Investment Limited (“WGI”), which is a related party of the Company. We derived a substantial portion of revenues from WGI, which accounted for 39.5% and 81.5% of our total revenues in the fiscal years ended March 31, 2024 and March 31, 2023, respectively. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer”. By capitalizing on its customer base, WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024. As of March 31, 2024, WSI had more than 2,900 securities brokerage customers who have opened trading accounts with WSI, 33 and 1 of which were corporate customers and an introducing broker customer, respectively. As of the same date, WSI had over 600 active customers, who were registered customers with assets in their trading accounts. We generate brokerage and commission income from WSI’s securities brokerage, bond distribution and other ancillary services and interest income from WSI’s margin financing services, and our brokerage and commission income and interest income which amounted to approximately US$9.4 million and US$2.3 million, and accounted for approximately 93.4% and 39.9% of our total revenues for the fiscal years ended March 31, 2024 and 2023, respectively.
Leveraging on WSI’s accumulated industry knowledge on the needs of small and medium-sized securities brokers and operational experience in online brokerage over the years, WSI started to develop the provision of fintech solutions in trading platform APP software licensing and related support services targeting the securities brokers and securities-related financial institutions in April 2021. We are a pioneer of business-to-business fintech services in the Asia-Pacific region to offer one-stop brokerage software solutions to small and medium-sized brokers, according to

Frost & Sullivan. WSI provides one-stop, integrated and customized software solutions to develop trading platform APP that cover the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and operational data management, in addition to the business-to-business securities order clearing and settlement services provided by WSI in the Broker Cloud solutions, which enables the securities broker customers to digitalize and streamline their business operations, and interact with the financial market more efficiently. As of March 31, 2024 and 2023, WSI and WTI provided software licensing and related support services to a total of 3 and 5 securities brokers and securities-related financial institutions, respectively, including WGI, which is a related party of the Company. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer”, respectively. We generate software licensing and related support service income from WSI’s and WTI’s software licensing and related support services, which amounted to approximately US$1.4 million and US$3.5 million, and accounted for approximately 13.7% and 60.1% of our total revenues for the fiscal years ended March 31, 2024 and 2023, respectively. WSI and WTI have outsourced the software licensing and related support services to Shenzhen Jinhui Technology Co., Ltd., a related party of the Company. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI and WTI are dependent on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd., an information technology company and a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder, for providing software development and related support services”. We have achieved significant growth in our revenues. Our revenues grew by approximately 75.2% from approximately US$5.7 million for the fiscal year ended March 31, 2023 to approximately US$10.1 million for the fiscal year ended March 31, 2024. Approximately 39.5% and 81.5% of the total revenues for the fiscal years ended March 31, 2024 and 2023, respectively, were derived from WGI, a related party of the Company. Our net income was approximately US$2.5 million for the fiscal year ended March 31, 2024, compared to approximately US$3.1 million for the fiscal year ended March 31, 2023. Our adjusted net income, which excludes share-based compensation expenses and its related income tax effects, was approximately US$2.5 million for the fiscal year ended March 31, 2024, compared to approximately US$3.4 million for the fiscal year ended March 31, 2023. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Measures” for a reconciliation of the non-GAAP adjusted net income to net income.
Competitive Strengths
We believe the following competitive strengths have contributed, and will contribute, to our growth:
Fintech service provider of integrated, accessible, expedited and cost-effective software licensing and related support services, which are adaptive to the specific demands of small and medium-sized securities brokers
Based on our understanding of the needs of small and medium-sized securities brokers and experience accumulated over the years, we have identified the practical difficulties and challenges encountered by these companies in building up their technology infrastructure and digitizing their trading platforms. WSI provides trading platform APP solutions through its software licensing and related support services, which can be adaptive to various specific requirements of small and medium securities brokers and helps them to digitalize and streamline their business operations. Our Broker Cloud solutions deliver one-stop, integrated development services of trading platform APP that cover the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and operational data management, in addition to the business-to-business securities order clearing and settlement services provided by WSI. We believe the small and medium-sized securities brokers are provided with a single point of entry to our integrated fintech solutions which expedite their daily operation uses and enhance their competitiveness in the securities market and business scalability. The software licensing services of WSI and WTI have a shorter service delivery period and a lower initial delivery cost, compared to the industry average, according to Frost & Sullivan. Through our trading platform APP solutions, customers enjoy the cost-effective benefits of low upfront costs and minimal IT infrastructure. As a partner for the small and medium-sized securities brokers that seek to advance their digitalization and efficiency, we believe we are well positioned to strengthen our development as a business-to-business fintech service provider in the securities brokerage market and capture more market growth opportunities in the near future.
Our fintech services benefit securities broker customers with the integrated upstream industry supply chain and the growth potential of downstream end user markets
Leveraging our industry knowledge, operational experience and capabilities of implementing fintech innovations, we integrate various suppliers and resources in the upstream supply chain of the securities brokerage industry such as certification, market data and cloud storage services in our solutions. Through software licensing and related support services, our subsidiaries’ customers are able to build up an electronic trading platform with enhanced volume, capacity and efficiency of execution. Such platform is accessible to customers’ downstream end users in target markets, promoting customers to expand their businesses into new markets and enhance customers’ and their end users’ experience. Through the provision of technical support services, we continuously obtain customers’ feedback, improves the services and strengthens the business relationships with customers, which help us to secure upselling opportunities and new business engagements. The market size of business-to-business fintech services for small and medium-sized brokers in the Asia-Pacific (excluding Mainland China) region increased from approximately US$59.2 million in 2018 to US$118.8 million in 2022, and is expected to grow to approximately US$273.0 million in 2027 with a CAGR of approximately 19.7% from approximately US$133.1 to US$273.0, driven by the industry demand of digitalization, the innovations in the business models bought by the fintech services and the expansion of internet securities brokers, according to Frost & Sullivan. In view of the market demand and potential in the digitalization of securities brokerage services, we believe we will be able to accelerate the digital transformation of securities brokerage industry by continuously incorporating the best industry practices into our services based on industry competition and customers’ feedback. As such, we believe we will be able to enhance our overall brand value, strengthen existing business relationships with customers and capture new business opportunities.
Our business lines of services along the securities brokerage industry value chain generate a diversified revenue mix and build customer loyalty
We believe that the complementary nature of our subsidiaries’ business lines along the securities brokerage industry value chain create synergy, which enables us to generate diversified sources of revenue. Through Broker Cloud solutions, WSI’s securities broker customers introduce end users to use the trading, clearing and settlement services provided by WSI for securities traded on different stock exchanges. Specifically, WGI, a related party customer who used our securities brokerage services and margin financing services and other ancillary services, contributed brokerage and commission income and interest income, comprising approximately 27.6% and 33.0% of our total revenues in the fiscal years ended March 31, 2024 and 2023, respectively. Moreover, the customers of our fintech solutions are empowered with various monetization methods along the securities brokerage industry value chain and able to offer their end users broad product offerings and trading capabilities. For example, the incorporation of HKIPO subscription function in the trading platform APP in place of offline new share subscription services has effectively expanded the revenues stream. Such securities broker customer could continue to attract and retain their end users with seamless investing experience through the trading platform APP with enhanced functions. Consequently, we solidified the ongoing relationship with WSI’s securities broker customer and their end users. We believe through our services, the key stakeholders along the securities brokerage industry value chain and end users are well connected. With such connection, WSI’s securities broker customers who are empowered by the digitalized trading platforms can better engage their end users and enhance profitability through diversified product offerings and increased trading volume. We believe we are able to generate diversified revenue streams along the securities brokerage industry value chain and benefit from business cross-selling opportunities.
Visionary and Experienced Management Team
We have a highly experienced management team. The majority of our senior management team are financial industry veterans with an average of 20 years of experience and possess international exposure, who bring abundant industry expertise and foresight to us. Their profound industry background and experience lay the solid foundation to achieve our vision. Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder who owns more than 5% of the issued and outstanding Ordinary Shares of our Company as of the date of this prospectus, has worked across the financial industry and technology service industry and has a deep understanding and know-how of the financial industry and technology service industry, as well as insight into fintech services. Under the leadership of our management team, we have seized the market opportunity to redefine and digitalize the securities brokerage services industry. We believe that with the right combination of technology and talent, we can help the fintech services market move more with less. We believe that our management team’s insightful industry knowledge and vision, international exposure, and strong execution capabilities significantly contribute to our growth.
Our Growth Strategies
Our business model, competitive strengths and licensing qualifications provide us multiple avenues of growth. We are committed to the digital transformation of financial services in the securities brokerage industry through the following key strategies:

Continue to expand our customer base in the financial services industry through software licensing services
We believe WSI has ample growth potential to attract more small and medium-sized securities brokers and other financial institutions with the software licensing and related support services. We plan to expand our customer base through our continuous efforts to serve more securities brokers in different countries and regions with the software licensing and related support services and Broker Cloud solutions, particularly those that have not undergone digital transformation. We will also continue to strengthen our relationships with existing customers by enhancing customer engagement and service offerings. We will use various sales and marketing channels, such as online platforms, referrals and offline networking events, to promote our brand awareness and market reputation. We believe we can expand our subsidiaries’ market presence as a business-to-business fintech services provider in the securities brokerage market of different countries and regions and capture new business opportunities, leveraging on the synergies built by our fintech solutions along the industry value chain.
Enhance our existing services, develop our asset management business and expand our service offerings
To further strengthen WSI’s securities brokerage services, we have been exploring new categories of services or tradable products with demand potential, such as securities traded in other stock exchanges, and including the trading services for such securities in the trading platform APP. In November 2023, WSI commenced new bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary to procure the subscription of bonds listed on the Hong Kong Stock Exchange or MOX, Macau’s platform for bond listing and trading, and unlisted bonds in return for commission income. We aim to add the trading function for The Micro Connect’s Daily Revenue Contracts in the trading platform APP and, as of the date of this prospectus, the detailed terms and timelines for the development of this trading function are under negotiation between The Micro Connect and WSI, and no definitive agreement has been entered into and there is no concrete implementation plan.
As WSI is licensed by the HKSFC to conduct Type 9 regulated activity (asset management), we plan to allocate resources to the development of asset management business by launching funds with different types of investments portfolios to expand customers’ investment options. We anticipate that the proper development of asset management services will generate asset management fees and expand the service types offered to customers, which we believe could lead to synergistic growth in WSI’s securities brokerage services. WSI intends to seek for and/or act as an investment advisor and fund manager and these segregated portfolios will invest in a wide variety of investment portfolios, including assets such as stocks, bonds, ETFs and investment funds. As of the date of this prospectus, WSI, through Waton Investment Global SPC, has set up four segregated portfolios, which have not been launched. In preparation for WSI’s asset management business, Waton Investment Global SPC has entered into an investment advisory consultancy agreement with Mr. Shi Mulang, a winner of the S.-T. Yau High School Science Award in 2021, to provide certain investment advisory services to a segregated portfolio, including identifying potential investments.
In addition, we plan to continue to expand our variety of service offerings by applying for applicable licenses from the HKSFC, such as Type 6 regulated activity (advising on corporate finance) under the HKSFO. We intend to provide advisory services to special purpose acquisition company (“SPAC”) which we believe could expand our source of revenue and market presence in the financial services industry. As of the date of this prospectus, WSI has submitted a license application for the addition of Type 2 regulated activity (dealing in futures contracts) to the HKSFC which is undergoing review, and our subsidiary, Waton Sponsor Limited has engaged in the formation and sponsorship of Love & Health Limited, being a SPAC, as well as the proposed initial public offering of the securities of the SPAC. We will continue to explore the development of other value-added services to diversify our services and revenue streams, which we believe, will create synergies with the existing service offerings and further increase customers’ loyalty. We believe that our capability of enhancing the existing services and developing new products and services will enable us to capture new market opportunities and diversify our sources of revenue.
Focus on product and technology innovation and further strengthen our securities brokerage services and software licensing services
Leveraging WSI’s existing securities broker customer network, we intend to focus on product and technological innovation to further strengthen our competitive edges and we believe refining our solutions with technology would meet the customers’ evolving needs. With an aim to enhance user experience and engagement, WSI has engaged its related party supplier to explore enhancements in our solutions such as the use of a different APP interface to display the content of a page in order to enhance readability, and the support of HTML5 pages to provide seamless integration of mobile websites in the mobile application. In addition, WSI and WTI plan to develop and offer more comprehensive service functions of the Broker Cloud solutions through product and technology innovation. In particular, we believe virtual asset-related functions such as trading access to virtual assets trading platform and AI-related functions such as customer services, investment advice and risk management, are important to the offer of innovative and cutting-edge financial services in the era of digitalization. We expect they will play a critical role in enhancing our subsidiaries’ customers’ business efficiency and performance. As of the date of this prospectus, WSI has notified the HKSFC of its intention to engage in the virtual assets introducing agent business and the HKSFC is reviewing the application with no concrete timeline for issuing approval. WSI will not commence the proposed business until WSI has received the approval from the HKSFC to do so. WTI has been sourcing suitable partners, such as such as HKSFC-licensed platform operators, to develop the new functions to have access to services such as virtual assets market data, trading, clearing and settlement services in our solutions. See “Risk factors — Risks Related to Our Subsidiaries’ Business and Industry — If WSI is to provide services related to virtual assets such as acting as an introducing agent for a virtual asset trading platform and acting as a software licensing and related support services provider in providing virtual assets trading system solution in the future, regulatory changes that impact our ability to provide such services as planned or failure to comply with the related regulation would cause a decline in our revenues, income, cash flow, results of operations or financial condition”. We will continue to enhance our know-how base and technology capabilities of digitalizing financial services so as to improve user experience, secure new business engagements, expand our range of service offerings and increase value-added services to customers.
Pursue investment, acquisition and strategic opportunities
We plan to pursue investment, acquisition and strategic opportunities that can enhance our competitive advantage and create value for our shareholders. We will seek to invest in, or acquire, companies, technologies, products or services that are complementary or synergistic to our core business, or that can help us enter new markets or segments. We will also explore strategic opportunities, such as joint ventures, collaborations or co-investments, with other financial service providers or industry players that can benefit both parties. As of the date of this prospectus, we have not identified, or engaged in any material discussions regarding, any potential target.
Continue to attract and retain top talents
We intend to continue to attract and retain top talents who can contribute to our growth and success. We understand that talents are important to our business prospect, as they are the ones who develop, deliver and improve our products and services with their in-depth industry and international insights. They are the source of our technological innovation, business competitiveness and market reputation. We believe that by attracting and retaining top talents, we can enhance our capabilities in delivering quality services to customers.
Our Services
Securities brokerage services
Founded in 1989, WSI is an established integrated securities broker in the Hong Kong financial services industry. WSI is licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities under HKSFO in Hong Kong. WSI is a Hong Kong Stock Exchange participant and holds one Hong Kong Stock Exchange trading right. WSI provides securities brokerage services through WSI’s integrated electronic trading platform, which is easy to access, use, and deposit. The trading platform can be accessed through WSI’s APP, which provides WSI’s customers with a seamless and secured trading experience. WSI offers its customers comprehensive brokerage and value-added services, including trade order placement and execution, account management, and customer support. WSI further provides its customers with market data, news and research, so as to help them make well-informed investing decisions. Approximately 28.6% and 95.1% of the brokerage and commission income in the fiscal years ended March 31, 2024 and 2023, respectively, was recognized from transactions accessed through WSI’s APP. By capitalizing on its customer base, WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024. We generate brokerage and commission income from WSI’s securities brokerage, bond distribution and other ancillary services and interest income from WSI’s margin financing services. In the fiscal years ended March 31, 2024 and 2023, we generated approximately US$2.4 million and US$2.1 million brokerage and commission income from the securities brokerage services, which contributed to approximately 23.9% and 36.3% of our corresponding total revenues; and we generated approximately

US$5.8 million in brokerage and commission income from the bond distribution services, which contributed to approximately 58.0% of our total revenues for the fiscal year ended March 31, 2024. Specifically, WGI, a related party customer who used our securities brokerage services and margin financing services and other ancillary services, contributed brokerage and commission income and interest income, comprising approximately 27.6% and 33.0% of our total revenues in the fiscal years ended March 31, 2024 and 2023, respectively. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer”.
WSI offers its customers a wide variety of securities traded on the Hong Kong Stock Exchange and the U.S. major stock exchanges including NYSE and Nasdaq. These products include:
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Stocks. (i) Stocks of listed companies on the Hong Kong Stock Exchange; (ii) eligible A shares under the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect; and stocks of companies listed on the U.S. major stock exchanges.

•	Derivatives. Hong Kong Stock Exchange traded equity warrants, derivative warrants and callable bull/bear contracts; and U.S. major stock exchanges traded stock options.
•	Bonds. Treasury bonds, corporate bonds and convertible bonds listed on the Hong Kong and bonds listed the U.S. major Stock Exchanges.
•	Funds. Listed funds, authorised funds, other funds in the market and exchange-traded funds (ETFs) listed on the Hong Kong and the U.S. major stock exchanges.
WSI charges commission fees to customers for trades conducted through its trading platform based on the transaction amount, subject to a minimum charge per transaction, and other handling fees and transaction fees. To better serve the individual needs of WSI's customers, WSI determines the fixed commission rates when it entered into contract of each transaction and the setting of the commission rates may vary and is determined based on the types of securities, orders, accounts, services bundles, trading volume and other factors. WSI generally offers no discount to its customers.
The table below summarizes the current pricing of WSI’s securities brokerage services for securities traded on different stock exchanges.
Stock Exchanges on which securities are traded	Pricing terms*	Other fees and expenses
NYSE and Nasdaq-Traded Stocks	Commissions: US$0.0099 per share, subject to a minimum charge of US$2) per transaction	Applicable fees charged by the relevant stock exchanges and transaction fees charged by other third parties
The Hong Kong Stock Exchange-Traded Stocks	Commissions: 0.03% to 0.5% of the transaction amount, subject to a minimum charge of HK$20 (approximately US$2.55) per transaction	Applicable transaction fees charged by the Hong Kong Stock Exchange, HKSFC, Computershare and stamp duty charged by the Hong Kong government
Eligible A shares under the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect	Commission: 0.03% to 0.5% of the transaction amount, subject to a minimum charge of RMB20 (approximately US$2.77) per transaction
Applicable transaction fees charged by the Shanghai Stock Exchange or the Shenzhen Stock Exchange, China Securities Regulatory Commission, Hong Kong and PRC clearing agencies, and stamp tax charged by the PRC government

*	Note: WSI also charges handling fees for other services, such as clearing and settlement services, initial public offering (IPO) subscription and dividend collection handling services, etc.
WSI has obtained various licenses to conduct its business operations and has also obtained stock exchange trading rights to supplement WSI’s service offerings. The table below sets forth WSI’s licenses obtained in the jurisdiction of Hong Kong as of the date of this prospectus.

Entity name	License type/ trading right	Effective period(Note 1)
WSI	HKSFC Type 1 License – Dealing in securities	Since December 21, 2004
WSI	HKSFC Type 4 License – Advising on securities	Since February 10, 2022
WSI	HKSFC Type 5 License – Advising on futures contracts	Since February 10, 2022
WSI	HKSFC Type 9 License – Asset management(Note 2)	Since February 10, 2022
WSI	The Stock Exchange of Hong Kong Limited (SEHK) Participant (Participant ID: 01322)	Since 1992
WSI	Hong Kong Securities Clearing Company Limited (HKSCC) Participant (Participant ID: B01322)	Since 1992
Notes:
(1)	The licenses or trading rights have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the respective granting authorities.
(2)
The type 9 regulated activity (asset management) license is subject to the licensing conditions that, WSI shall only provide services to professional investors. The term “professional investor” is as defined in the HKSFO and its subsidiary legislation.

Securities Clearing
As WSI is a licensed broker in Hong Kong with integration into the trading systems of the Hong Kong Stock Exchange and the Central Clearing and Settlement System of Hong Kong, WSI independently manages all steps involved in processing trading transactions for securities listed on the Hong Kong Stock Exchange.
For securities traded on the major stock exchanges in the U.S., WSI aggregates trade instructions from customers and, without disclosing underlying customer names or fund details, collaborates with U.S. qualified execution brokers for execution and settlement. The U.S. execution brokers charge WSI commission expenses for executing and/or clearing transactions. From the customer’s perspective, the process is seamless as WSI handles all customer communications and touchpoints, including delivery and receipt of funds.
Our Trading Platform
We strive to provide WSI’s users with a user-friendly interface, smooth transaction experience and reliable functionalities. WSI provides its services through this integrated trading platform, which is accessible by mobile APP for both iOS and Android.
The modern and integrated interface of WSI’s all-in-one APP will provide straightforward user experience to WSI’s customers, which we believe will differentiate WSI from many other trading platforms. The user interface of WSI’s all-in-one APP contains five major tabs: “markets,” “discover,” “assets,” “news,” and “me.” The screenshots below illustrate the main screen for the market and trading account opening interface on WSI’s trading platform:

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Markets. The markets tab streams the current market information for various stocks traded on the Hong Kong Stock Exchange the U.S. major stock exchanges, including historical prices, real-time prices and trading volume. Through this tab, users can place several types of stocks orders fast and conveniently.

•	Discover. The discover tab provides users the information of the latest IPOs on the Hong Kong Stock Exchange and other investment products.
•	Assets. The assets tab provides users with their account statements and enables users to manage their funds.
•	News. The trading tab feeds users with the market news, WSI’s analytical reports, third-party analysis and business news for the particular stocks that the users select.
•	Me. The me tab allows users to review and revise their personal information and communicate with customer representatives online.
Securities Brokerage Customers
WSI has accumulated a corporate and individual customer base across the globe. As of March 31, 2024, WSI had more than 2,900 securities brokerage customers who have opened trading accounts with WSI, 33 and 1 of which were corporate customers and an introducing broker customer, respectively. As of the same date, WSI had over 600 active customers, who were registered customers and have assets in their trading accounts. As of March 31, 2023, WSI had more than 1,300 securities brokerage customers who have opened trading accounts with WSI, 27 and 1 of which were corporate customers and an introducing broker customer, respectively. As of the same date, WSI had over 400 active customers, who were registered customers and have assets in their trading accounts.
As of March 31, 2024 and 2023, WSI had 1 and 1 introducing broker customer, respectively. The introducing broker customer is a securities brokerage company in New Zealand, namely, Wealth Guardian Investment Limited (“WGI”), which does not have requisite trading rights and/or is not a trading participant of the Hong Kong the U.S. major stock exchanges. WGI is a related party of the Company and the largest customer for both of the fiscal years ended March 31, 2024 and March 31, 2023, who used our securities brokerage services and margin financing services and other ancillary services, contributed brokerage and commission income and interest income, comprising approximately 27.6% and 33.0% of our total revenues in the fiscal years ended March 31, 2024 and 2023, respectively. See “Related Party Transactions” and “Risk factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer.” of this prospectus for details. WSI has entered into arrangements with the introducing broker customer to maintain trading accounts with WSI. When the introducing broker customer’s customers place trade orders in respect of securities on the Hong Kong the U.S. major stock exchanges, it will, on behalf of its end users, place back-to-back orders through its trading accounts maintained with WSI, subject to the client accounts having sufficient funds for executing the trade orders. The introducing broker customer typically executes trades through WSI by using the built-in application programming interface (“API”) of the customized APP developed for the introducing broker customer and, alternatively, depending on the types of trade orders, such as IPO subscriptions, the introducing broker customer may execute the trades via offline manual communication. WSI will charge brokerage fees and disbursements, including trade fees charged by the relevant stock exchanges for executing the trade orders. The brokerage commission WSI charges to its introducing broker customer for trade execution is generally determined by negotiation with reference to the market rates. The fee models are the same as WSI charges in its brokerage commissions to individual customers. WSI’s commissions charged vary based on the arrangements with the introducing broker customer, the volume of trades and other factors.
Types of Accounts
WSI offers three types of customer accounts: individual account, corporate account, and omnibus account, depending on the nature of the account owner. Individual accounts and corporate accounts are owned by individual and corporate customers, respectively, and omnibus accounts are used by introducing broker customers. The customer accounts are cash accounts, and depending on the service needs of the customers, customers may further open and maintain a margin account with WSI.
For the individual and corporate accounts, WSI is responsible for completing the “know your client” (KYC) and anti-money laundering (AML), procedures, including customer identity verification, account approval and disapproval, record keeping, monitoring and supervision of the accounts and other compliance functions. WSI activates an account with a new customer only after all necessary procedures have been completed with proper sign-off by the responsible officer of WSI. We believe that with WSI’s well-established IT infrastructure and streamlined organizational structure, the account opening process for individual and corporate accounts is smooth and efficient.
For the omnibus accounts, WSI also performs its KYC procedures to its introducing broker customers by obtaining supporting documents including, among others, identity credentials and address proof of significant controllers and directors, certificate of incorporation or certificate of incumbency, licensing information, board minutes, company search result and annual return. Omnibus accounts enable the managements of trades by more than one person and offer anonymity of the persons in the account. Transactions within the account are carried out in the name of the introducing broker customers. The introducing broker customers managing the omnibus account typically execute trades on behalf of their end user investors with funds inside the omnibus account. Trades are made in the name of the introducing broker customers, although WSI supports the function of providing trade confirmations and statements to each end user investor within the omnibus account based on the information provided by the introducing broker customers.
Bond distribution services
By capitalizing on its customer base, WSI commenced to provide bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts during the fiscal year ended March 31, 2024. WSI provides bond distribution services on best effort basis and will not commit to distribute on a fully underwritten basis.
WSI generates distribution commission based on certain pre-determined percentage of the funds raised in the transaction. The distribution commission varies from case by case and is determined after arm’s length negotiations with each customer who is the bond issuer. The commission rates could vary in a large range according to the difficulties in raising capital at the material time, the fund-raising size and terms of the bond, the business profile of the bond issuer, the credit risk of the bond issuer and the economic condition, for example, the interest rates and market sentiment.
For the fiscal year ended March 31, 2024, we were engaged in 8 bond distribution projects including bonds listed on the Hong Kong Stock Exchange and MOX, Macau’s platform for bond listing and trading, and unlisted bonds. We generated approximately US$5.8 million in brokerage and commission income from the bond distribution services for the fiscal year ended March 31, 2024, which contributed to approximately 58.0% of our corresponding total revenues.

Margin financing services
With an aim to diversifying WSI’s service offerings and better serve the needs of WSI’s customers, in the second quarter of 2022, WSI commenced to offer margin financing services to its customers to facilitate their purchases of securities on a margin basis, both for IPOs and in the secondary market. In each case, the relevant underlying securities are pledged as collateral in order to secure customers’ repayment obligations. In the fiscal years ended March 31, 2024 and 2023, we generated approximately US$1.2 million and US$0.2 million, respectively, in interest income from the provision of margin financing services, which contributed to approximately 11.6% and 3.6% of our total revenues, respectively. Approximately 87.1% and 88.9% of the interest income during the fiscal years ended March 31, 2024 and 2023, respectively, was derived from WGI, a related party of the Company. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer”.
The provision of margin financing services is conducted under WSI’s license for Type 1 regulated activity (dealing in securities), which allows WSI to provide financial accommodation to facilitate the acquisition of securities by WSI’s customers. WSI’s margin financing services are funded by internal cash flow, borrowings from financial institutions and shareholder’s loans. Each of WSI’s customers who wishes to obtain margin financing is required to open and maintain a margin account with WSI and sign an agreement before the commencement of any margin trading. The margin loan limit or credit limit which may be approved for a customer depends on their background (including employment status and investment experience), financial standing, credit history as well as trading behavior (including portfolio concentration and liquidity and/or price volatility of the stocks traded). In compliance with the relevant regulations of governing bodies, WSI monitors the margin limits and margin position of its customers on a regular basis. All margin loan limits are reviewed and adjusted, if necessary, by the responsible officers of WSI from time to time. When there is market volatility, the management may conduct a special review of the margin loan limits and decide if the margin loan limit needs to be adjusted. WSI monitors the margin position in respect of its customers’ margin accounts and issue top-up reminders or margin calls, depending on the loan-to-value ratio, defined as the ratio of outstanding margin loan to the value of the collateral of the relevant margin account customers.
As of March 31, 2024 and 2023, a total of 1,693 and 563 margin accounts, respectively, were opened for WSI’s customers, of which 235 and 103 were paying customers, defined as registered customers who have assets in their margin accounts.
WSI generates income from charging interest on the outstanding principal amount of margin loans provided to margin customers. The interest rate charged over margin customers ranged from 6% up to 8% per annum in the fiscal years ended March 31, 2024 and 2023, respectively. The interest rate WSI charged is determined with reference to the relevant customer’s trading record, creditworthiness and trading behavior, the quality of securities pledged and/or other collateral given to secure the margin loan and our costs of fund for providing the margin financing services. WSI may charge higher interest rates to customers it considers as being of higher credit risk. The interest rate WSI offers to customers for subscriptions to shares offered under IPOs is generally determined on the same basis as the interest rate it offers for margin financing for other securities dealing purposes.
Software licensing and related support services
Leveraging on our industry knowledge on the needs of small and medium-sized securities brokers and operational experience in online brokerage accumulated over the years, WSI started to develop the provision of fintech solutions in trading platform APP software licensing and related support services targeting the securities brokers and securities-related financial institutions in April 2021. WSI is a pioneer of business-to-business fintech service providers in the Asia-Pacific region to offer one-stop brokerage cloud service solutions for small and medium-sized brokers, according to Frost & Sullivan. WSI provides one-stop, integrated and customizable software solutions to develop trading platform APP that cover the front-, middle- and back-office operations of securities brokerage business such as electronic trade order placing, customer relationship management and securities order clearing and settlement services, enabling the securities broker customers to digitalize and streamline their business operations, and interact with the financial market more efficiently. Since September 2023, WTI has provided software licensing and related support services in order to focus on the expertise of operations and service areas. As of March 31, 2024 and 2023, WSI and WTI delivered the software licensing and related support services to a total of 3 and 5 securities brokers and securities-related financial institutions, respectively, including WGI, which is a related party of the Company. We generated software licensing and related support services income from software licensing and related support services. In the fiscal years ended March 31, 2024 and 2023, the software licensing and related support services income was approximately US$1.4 million and US$3.5 million, which accounted for approximately 13.7% and 60.1% of our total revenues, respectively. Approximately 87.2% and 80.7% of the software licensing and related support services income during the fiscal years ended March 31, 2024 and 2023, respectively, was derived from WGI, a related party of the Company. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer”.
WSI and WTI integrates various suppliers and resources in the upstream supply chain of the securities brokerage industry such as certification, market data and cloud services (for example, optional cloud storage service, online installation, etc.), which empower securities broker customers to acquire the complete IT infrastructure with ease, regardless of their technical background or investment capacity. Through the software licensing and related support services, the customers are able to build up a trading platform APP with enhanced volume, capacity and efficiency of execution and such platform is accessible to customers’ downstream end users in their target markets.
Services Workflow
Through WSI’s experience in developing its own trading platform APP, WSI has developed the system design and functions for a trading platform APP and owns the coding of such trading platform APP. Leveraging on WSI’s know how, WSI and WTI will not be required to start over the design of the detailed system for the trading platform APP, such as the information flow and programming specifications. Under the general workflow of the software licensing and related support services, after WSI and WTI learn about a customer’s basic requirements on the front-end service functions and back-end management functions in the trading platform APP, WSI and WTI will work on designing the APP interface, and integrating the functions and APIs of the required third-party services such as securities trading, market data and banking remittance services in the trading platform APP. The trading platform APP is accessible by mobile APP for both iOS and Android and the backend management is accessible via webpage. In general, customers would not need specific software to integrate the trading platform APP into their existing computer environment. Subject to the complexity of specific requirements of the customers, for the standardized trading platform APP, WSI and WTI can deliver beta version of the trading platform APP and the user manuals to customers for delivery testing in one to four weeks. Any bugs identified during the delivery testing will be fixed and the trading platform APP will be ready for customers’ launch. Subsequent to the trading platform APP being developed and delivered to customers and depending on the requirements of customers, the customers may engage the post-contract maintenance and upgrading services for such trading platform APP to ensure that the APP remains functional and relevant over time.
Service scopes and pricing and fee models
WSI and WTI are engaged by customers to develop the trading platform APP on a project basis. Prior to the commencement of a project, WSI and WTI discuss the software functions and design and reach agreements with the customers on services terms and prices. The customers can select the software license services solely or a combination of the software license, maintenance and support services. In these agreements, the customers usually acknowledge that they will pay an agreed upon fixed fee. In the fiscal year ended March 31, 2024, two out of three of the customers of the software license services procured the maintenance and support services. In the fiscal year ended March 31, 2023, three out of five of the customers of the software license services procured the maintenance and support services.
Types of Services	Pricing and fee models
Software licensing

The customers are provided with a perpetual on-premise licensed trading platform APP. After the initial set up, deployment and acceptance, the customers take possession of the software.	Fixed fees, payable upon delivery of software, charged based on various factors, such as the complexity of APP functions and design of interface.

Post-contract maintenance and support

The customers may opt for post-contract maintenance	Fixed fees for a renewable contract term of 6 months

Types of Services	Pricing and fee models
and support services, such as installation, trouble shooting, server status monitoring, network traffic monitoring and database operation and maintenance through the cloud hosted by WSI or WTI.	or 12 months. Service fees charged based on various factors including the type of maintenance, the complexity and functionalities of the software and services usage and market pricing.

Software upgrade

The customers may opt for unspecified major software updates and enhancements services to develop new features, or enhancements of the trading platform APP, when and if available, based on the business needs of the customers during the contract term.
Fixed fees for a renewable contract term of 6 months or 12 months. Service fees charged based on various factors including the complexity and functionalities of the software.
The software licensing and related support services deliver solutions for customers’ business processes, databases and systems with enhanced performance and customization. WSI and WTI offer to develop customizable one-stop trading platform APP with the following key standard functions and features that are suitable for front-end transaction executions, middle-end customer relationship management and back-office settlement operations for the securities broker customers.
Front-End Functions
The following front-end functions will be available to the end users of the APP:
•
Customer account, fund and information management. End users can register and open their securities account, deposit and withdraw their funds; and retrieve order history and account balance, and update their account information.

•
Securities trading counter. End users can submit various types of stocks trading orders, such as market order, limited price order, and conditional order that are routed to the U.S. and Hong Kong exchanges.

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Market feeds and quotes and indicator analysis. End users can receive timely market news and data from high-end data providers in the industry and oversee quotes from the U.S. and Hong Kong exchanges and are provided with indicators and tools that encompass trend analysis, trading volume analysis, volatility analysis.

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Customizable visual design and customer services. Based on the requirements of the securities broker customers, it offers the tailored app interfaces and services such as message center, help center and real-time customer services.

Middle-End Functions
•
Customer relationship management. Securities broker customers can access, manage and process all end users’ registration information and trading data and generate tailored analytical reports from the operational data to understand their customers and business profiles.

Back-End Functions
The following back-end functions will be available to the securities broker customers:
•
Risk Control management. Securities broker customers can access and monitor all end users trading activities and overall operating data and generate tailored analytical reports from the data to understand and control its risk profiles.

•
Deployment. The APP can be deployed on the app stores including iOS and Android. Securities broker customers may choose to deploy the APP on their own hardware servers and databases or the servers of a service provider. Securities broker customers may subscribe to WSI’s or WTI’s services through Amazon Web Services (AWS) or opt for other cloud service providers, so as to access computing power, storage, and databases without the set-up of the requisite IT resources.

Apart from the customizable visual design of the APP, WSI and WTI can also provide customizable trading platform APP in accordance with the specifications of the customers. An example of customization of the trading platform APP through tailored functionalities is to include simulated trading system functions in the APP for one of WSI’s customers. The simulated trading system replicates real market conditions using virtual money, enabling customers’ staff to test their strategies and improve their investment skills in a controlled environment, which serves as a useful tool for the customers.
Broker Cloud Solutions
WSI has developed and provided Broker Cloud Solutions targeting local or overseas securities brokers who do not have requisite trading rights and/or are not trading participants of the Hong Kong or the U.S. major stock exchanges. Broker Cloud solutions are provided with the combination of software licensing and related support services of WTI and securities brokerage services, margin financing services and other related services of WSI, where securities broker customers are provided with a perpetual on-premise licensed trading platform APP and optional related support services. In addition to various front-end, middle-end and back-end functions embodied in the APP at the disposal of the securities broker customers, WSI provides clearing and settlement services where securities trading orders can be cleared and settled through WSI’s services connecting to relevant exchanges and central clearing and settlement systems. Such securities broker customer will open an omnibus account with WSI and become WSI’s introducing broker customer, who introduces and places back-to-back orders through the omnibus trading account on behalf of its end users. We believe WSI’s securities broker customers are empowered, through Broker Cloud solutions, with various monetization methods to offer their end users broad product offerings and trading capabilities, in particular, the securities traded on different stock exchanges including the NYSE or Nasdaq-traded stocks, the Hong Kong Stock Exchange-traded stocks and Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect stocks.
We derive (i) software licensing and related support services income and (ii) brokerage and commission income and interest income, depending on the types of orders and services used by the introducing broker customers. See “Our Services — Securities brokerage services — Types of Accounts” and “Our Services — Securities brokerage services — Securities brokerage customers” of this prospectus for further details.
Seasonality
Seasonality does not materially affect our subsidiaries’ business or operating results. Historically, WSI has experienced fluctuations due to trading volumes of certain key customers. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from a small number of key customers.” Our revenues also depend substantially on WSI’s customers’ overall trading volumes, which are influenced by the general trading activities of the market, see “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — Because our revenues and profitability depend largely on customers’ trading volume, they are prone to significant fluctuations and are difficult to predict.”
Our Customers
The customers of WSI’s securities brokerage services include corporate, institutional, and retail investors. The customers of software licensing and related support services of WSI and WTI include securities broker customers and asset management companies.
We had a concentration of revenues of 89.7% and 97.6% from the top five customers in the fiscal years ended March 31, 2024 and 2023, respectively. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from a small number of key customers.” The largest customer in the fiscal years ended March 31, 2024 and 2023, is a related party of the Company, WGI. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We derived a substantial portion of revenue from WGI, a single related party customer.”
The following tables outline the approximate concentration of each of the top five customers comparing to our total revenues.

In the fiscal year ended March 31, 2024:
	Services provided by WSI and/or WTI	Concentration (%) in the fiscal year ended March 31, 2024
Largest customer	Software licensing and related support and securities brokerage services	39.5%
2nd largest customer	Bond distribution services	22.4%
3rd largest customer	Bond distribution services	12.5%
4th largest customer	Bond distribution services	8.3%
5th largest customer	Bond distribution services	7.0%
Total		89.7%
In the fiscal year ended March 31, 2023:
	Services provided by WSI	Concentration (%) in the fiscal year ended March 31, 2023
Largest customer	Software licensing and related support and securities brokerage services	81.5%
2nd largest customer	Securities brokerage services	4.6%
3rd largest customer	Software licensing and related support services	4.4%
4th largest customer	Software licensing and related support services	4.4%
5th largest customer	Software licensing and related support services	2.7%
Total		97.6%
Our Suppliers
WSI and WTI have outsourced the development of their trading platform APP and the software licensing and related support services to an information technology company, Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”), a related party of the Company, which provides trading platform APP development and related support services to WSI and WTI. WSI and WTI possess the full ownership, including the coding of the trading platform APP. Shenzhen Jinhui charged fixed fees based on the complexity of the projects and such software licensing and related support services cost accounted for approximately 11.3% and 21.1% of total operating costs and expenses for the fiscal years ended March 31, 2024 and 2023, respectively. See “Related Party Transactions” and “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI and WTI are dependent on a single related party supplier, Shenzhen Jinhui Technology Co., Ltd., a technology company and a related party controlled by Mr. Zhou Kai, our Chairman of the Board, Director, Chief Technology Officer and shareholder, for providing software development and related support services.” Save as disclosed above, we had no other major suppliers that accounted for over 10% of our total cost of revenues in the fiscal years ended March 31, 2024 and 2023. WSI engaged various service providers to provide services necessary for WSI’s business operations, such as the Hong Kong Stock Exchange, overseas external brokers and clearing and settlement, market data and internet service providers, all of which are independent third parties.
Marketing and Brand Promotion
We, through our subsidiaries, attract and retain customers by means of marketing and branding, customer development, and customer support and fulfilment of corporate social responsibility.
Marketing and Branding
To attract customers, we conduct marketing mainly through our websites, APP in the mobile APP stores such as Google Play Store and Apple App Store, referrals and offline networking events. We intend to expand our marketing efforts by using traditional marketing channels, such as participating industry exhibits organized by industry associations or media, and digital marketing.

Customer development and customer support
Our current and potential customers can initiative contact with WSI and WTI by means of phone calls, online messages, and emails. To enhance the relationship with our customers, we generally have a team dedicated to following up with customers to handle their questions about the trading platform and services.
Additionally, WSI’s members of the management team review customers’ transactions and trading behavior regularly to ensure that WSI has provided personalized and quality services and maintain good relationships with its existing customers. We believe this cultivates customers’ loyalty and encourages prospective customers to use our subsidiaries’ services.
Fulfilment of corporate social responsibility
With an aim to fulfil corporate social responsibility, WSI has made efforts to source socially responsible suppliers that integrate social and environmental concerns in their business operations. For example, our supplier Shenzhen Jinhui, has engaged Shenzhen Canyou Group Co., Ltd., a software technology company composed entirely of software technology elites with disabilities to provide software development services. We believe this contributes to the well-being of communities and improves WSI’s brand image.
Competition
The financial services industry in Hong Kong is highly competitive. We believe that the principal determinants of success in the brokerage market and are brand recognition, size of customer base, customer assets, ability to attract new customers, customer trading activity, efficiency of operations, technology infrastructure and advancements and access to financial resources; and in the fintech software solution market, are continuous innovation, market understanding, user experience, customer retention, date protection, upselling and marketing and resources for research and development. We also believe that the principal factors considered by customers in choosing a brokerage firm are reputation, customer service quality, price, convenience, product offerings, quality of trade execution, platform capabilities, innovation and overall value; and for a fintech software provider are reputation, product features and functionality, cost and pricing structure, scalability and overall value. Based on our experience and the success we have enjoyed to date, we believe that we presently achieve a competitive edge in each of these categories. The market for brokerage services and fintech software services, particularly electronic brokerage services, continues to evolve and is highly competitive. We experience significant competition and expect this competitive environment to continue. We encounter direct competition from numerous other brokerage firms, many of which provide online brokerage services and other fintech software solution providers. We also encounter competition from the broker-dealer affiliates of established full-commission brokerage firms as well as from banks, mutual fund sponsors, online wealth management services and other financial institutions and organizations, some of which provide online brokerage services or fintech solutions.
Licenses
We, through our subsidiaries, conduct business in Hong Kong and are, therefore, subject to the relevant restrictions of the regulatory requirements of Hong Kong.
Due to the licensing requirements of the HKSFC, WSI is required to obtain necessary licenses to conduct its securities brokerage business in Hong Kong. WSI’s business and responsible personnel are subject to the relevant laws and regulations and the respective rules of the HKSFC. WSI currently holds a Type 1 License for dealing in securities, a Type 4 License for advising on securities, a Type 5 License for advising on futures contracts and a Type 9 License for asset management. These licenses have no expiry date and will remain valid unless they are suspended, revoked or cancelled by the HKSFC. WSI pays standard governmental annual fees to the HKSFC and is subject to continued regulatory obligations and requirements, including the maintenance of minimum paid-up share capital and liquid capital, maintenance of segregated accounts, maintenance of insurance against certain specific risks, and submission of audited accounts and other required documents, among others. See “Regulations — Regulations Related to our Business Operation in Hong Kong — Ongoing obligations for compliance by licensed corporations and intermediaries”. WSI currently is also a SEHK Participant and HKSCC Participant. See “Regulations — Regulations Related to our Business Operation in Hong Kong — Exchange and Clearing Participantship”

Employees
We had 30, 19 and 8 employees in our Company, including our subsidiaries, as of March 31, 2024, 2023 and 2022, respectively. The following table sets forth a breakdown of the number of our and our subsidiaries’ employees by job functions as of the date June 30, 2024:
Job Functions	Number of Employees
Management	4
Finance, Administration and Support	11
Compliance and Internal Control	18
Total	33
All of our employees are located in Hong Kong. We enter into individual employment contracts with all employees to cover matters including confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. WSI and WTI pay into a mandatory provident fund scheme under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO and employment injury compensation insurance under the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or ECO, for our employees.
As of the date of this prospectus, none of our employees nor WSI’s employees are represented by unions. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.
Insurance
WSI and WTI contribute to a mandatory provident fund scheme under the MPFSO. WSI and WTI have purchased and maintained the employees’ compensation insurance under the ECO, medical insurance for our employees and property all risks and business interruption insurance. In accordance with the Securities and Futures (Insurance) Rules of Hong Kong, WSI has purchased and maintained insurance for any loss arising out of the loss of client assets that are received or held by WSI in relation to its carrying in Hong Kong of a regulated activity, attributable to the fraudulent acts of WSI’s employees, robbery, theft or other fraudulent acts. However, WSI and WTI do not maintain general product liability insurance. In addition, we will purchase and maintain the directors’ and officers’ liability insurance for the Company’s directors and officers which will become effective upon the completion of this offering. We believe that our insurance coverage is adequate to cover our key assets, facilities and liabilities.
Facilities
As of the date of this prospectus, neither we nor our subsidiaries own any real property. WSI has entered into two lease agreements with two independent third parties, the details of which are set out below.
Address	Gross Floor Area (square feet)	Use of the Property	Lease Term
Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong	4,189	Office	From April 11, 2023 to April 10, 2026
House 5 and carpark spaces Nos. 171 and 172 at The Drake, 1 Tsing Lung Road, Siu Lam, Hong Kong	17,500	Employee Residence and Parking Lots	From September 4, 2023 to September 4, 2025
We believe that our existing facilities are adequate for our current needs, and we will be able to obtain additional facilities, principally through leasing, to accommodate our future expansion plans.
Intellectual Property
Our subsidiaries’ brand, trade names, trademarks, trade secrets, database and research reports and other intellectual property rights distinguish our services from those of our competitors and contribute to our competitive advantage in the financial services market.

As of the date of this prospectus, we have registered 2 domain names, including www.infast.hk and www.waton.com. As of the date of this prospectus, we have registered 3 trademarks under the jurisdiction of Hong Kong.
Country	Trademark	Status	Applicant	Trademark Number	Classes	Date of Registration*
Hong Kong		Registered	WSI	305572530	36	March 24, 2021

Hong Kong		Registered	WSI	306059953	36	September 15, 2022

Hong Kong		Registered	WSI	306059971	36	September 15, 2022
*	Note: The registered trademarks in Hong Kong are valid for a period of 10 years beginning on the date of registration.
Legal Proceedings
We and our subsidiaries may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of the business of our subsidiaries.
As of the date of this prospectus, save for the ongoing regulatory actions disclosed below, we and our subsidiaries are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on the business of our subsidiaries, and our financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect the business of our subsidiaries, and our financial condition or operations.
Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — We may be subject to litigation, arbitration or other legal proceeding risks.”
Ongoing Regulatory Actions
We and our subsidiaries are subject to various regulatory requirements, including those specified in law, regulations and guidelines issued by the competent regulatory authorities in Hong Kong, including but not limited to the HKSFC.
WSI is a licensed corporation under the HKSFO and may be subject to HKSFC inquiries and investigations from time to time. As of the date of this prospectus, WSI has been involved in certain inquiries from the HKSFC concerning its practices relating to (i) protection of client assets where WSI failed to deposit client money of RMB 200,000 into a segregated bank account between July 29, 2022 and September 27, 2022, due to staff oversight and subsequently rectified the non-compliance by depositing the relevant money balance into a segregated bank account and (ii) WSI’s substantial shareholders where, during the period between November 2, 2023 and December 4, 2023, two companies, each being the associate (as defined under the HKSFO) of Mr. Zhou Kai, an existing HKSFC approved individual substantial shareholder of WSI and our Chairman of the Board, Director and Chief Technology Officer, as well as a shareholder who owns more than 5% of our issued and outstanding Ordinary Shares as of the date of this prospectus, by acquiring the shares of Waton Corporation Limited, became a substantial shareholder of WSI without the HKSFC’s prior approval, due to inadvertent oversight. The two companies have taken rectification measures to dispose of the relevant shares of Waton Corporation Limited on December 4, 2023 and ceased to be substantial shareholders of WSI on the same day. One of the companies has subsequently obtained the approval from the HKSFC to become WSI’s substantial shareholder on February 21, 2024 and completed the acquisition to become an indirect shareholder of WSI in March 2024. WSI has adopted internal control measures to ensure its ongoing compliance with statutory requirements. As of the date of this prospectus, WSI is not subject to any regulatory fines or penalties or disciplinary actions as a result of the above incidents. However, no assurance can be given that the governmental authorities will not penalize WSI in the future. Please see “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders.” for details. As the foregoing inquiries from the HKSFC are subject to statutory secrecy under Section 378 of the HKSFO, it is not possible for us to accurately predict if any disciplinary action will be taken against WSI after the conclusion of the inquiries and, if so, the nature and extent of any such action. If, after the HKSFC’s inquiries have been concluded, the HKSFC identifies misconduct or material non-compliance, the HKSFC could take various regulatory actions, which may include, among other things, reprimands, fines and/or suspension or revocation of licenses and trading rights and, if imposed, might materially and adversely affect our reputation, prospects and financial condition. See “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI is subject to extensive and evolving regulatory requirements in Hong Kong, non-compliance with which, may result in penalties, limitations and prohibitions on its future business activities or suspension or revocation of its licenses and trading rights, and consequently may materially and adversely affect the business of WSI and our financial condition, operations and prospects.”
Regulatory Capital Requirements
As our subsidiary, WSI, is regulated by HKSFC in relation to its operating activities in Hong Kong, WSI is required to maintain minimum paid-up and liquid capital in accordance with the Securities and Futures (Financial Resources) Rules of Hong Kong, or the FRR, subject to certain exemptions specified under the FRR. WSI is required to have a minimum paid-up share capital of HK$10,000,000 (approximately US$1,282,000) and to maintain minimum liquid capital of HK$3,000,000 (approximately US$384,600). As of March 31, 2024 and 2023, WSI complied with its regulatory capital requirements. Regulatory capital requirements could restrict WSI from expanding its business and declaring dividends if its capital does not meet regulatory requirements.
Material contracts
Within the preceding two years from the date of this prospectus, we have entered into no material contracts, excluding the contracts entered into in the ordinary course of our business, other than as described in this prospectus.

REGULATIONS
Regulations Related to our Business Operation in Hong Kong
Regulations related to our Securities Brokerage Services and Related Services
Licensing regime
The HKSFC authorizes corporations and individuals through licenses to act as financial intermediaries. Under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), or the HKSFO, unless any exemption under the HKSFO applies, a corporation which is not an authorized financial institution but carries out the following activities must be licensed by the HKSFC: (i) carrying on a business in a regulated activity (or holding itself out as carrying on a business in a regulated activity); or (ii) actively marketing, whether by itself or another person on its behalf and whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, and such services would constitute a regulated activity if provided in Hong Kong.
Responsible Officer
Each licensed corporation should appoint at least two responsible officers to directly supervise the conduct of each regulated activity for which the licensed corporation operates and at least one of the responsible officers must be an executive director of the licensed corporation as defined under the HKSFO. As defined by the HKSFO, an “executive director” refers to a director of the corporation who actively participates in or is responsible for directly supervising the business of the regulated activity. All executive directors must seek HKSFC’s prior approval as responsible officers accredited to the licensed corporation. Further, for each regulated activity, the licensed corporation should have at least one responsible officer available at all times to supervise the business of the regulated activity for which the corporation is licensed. The same individual may be appointed to be a responsible officer for more than one regulated activity, as long as he/she is fit and proper to be so appointed and there is no conflict in the roles assumed. A person who intends to apply to be a responsible officer must demonstrate that he/she satisfies the requirement in relation to sufficient authority and is fit and proper to be so approved. A responsible officer applicant must have sufficient authority to supervise the business of the regulated activity within the licensed corporation. Additionally, the responsible officer applicant must be competent, having regard to his/her academic/industry qualifications, relevant industry experience, management experience and regulatory knowledge.
Licensed Representative
An individual is required to be a licensed representative if he or she is performing a regulated function for his or her principal which is a licensed corporation in relation to a regulated activity carried on as a business, or he or she holds himself out as performing such a function. A person who intends to apply to be a licensed representative must demonstrate his or her competence requirement under the HKSFO. An applicant has to establish that he or she has the requisite basic understanding of the market in which he or she is to work as well as the laws and regulatory requirements applicable to the industry. The HKSFC will have regard to the applicant’s academic and industry qualifications and regulatory knowledge in assessing the applicant’s competence to be licensed as a licensed representative.
Managers-in-Charge of Core Functions, or the MICs
A licensed corporation is required to designate certain individuals as MICs and provide to the HKSFC information about its MICs and their reporting lines. MICs are individuals appointed by a licensed corporation to be principally responsible, either alone or with others, for managing each of the following eight core functions of the licensed corporation: (a) overall management oversight; (b) key business lines; (c) operational control and review; (d) risk management; (e) finance and accounting; (f) information technology; (g) compliance; and (h) anti-money laundering and counter-terrorist financing.
The management structure of a licensed corporation (including its appointment of MICs) should be approved by the board of the licensed corporation. The board should ensure that each of the licensed corporation’s MICs has acknowledged his or her appointment as MIC and the particular core function(s) for which he or she is principally responsible.
As of the date of this prospectus, through WSI, we have registered and maintained the following licenses from HKSFC: (i) HKSFO Type 1 License, effective since December 21, 2004, for conducting regulated activities related to dealing in securities; (ii) HKSFO Type 4 License, effective since February 10, 2022, for conducting regulated activities related to advising on securities; (iii) HKSFO Type 5 License, effective since February 10, 2022, for conducting regulated activities related to advising on futures contracts; and (iv) HKSFO Type 9 License, effective since February 10, 2022, for conducting regulated activities related to asset management. WSI has appointed two responsible officers to directly supervise the conduct of each regulated activity that WSI licensed for.
Ongoing obligations for compliance by licensed corporations and intermediaries
Fit and proper requirement
In April 2017, the HKSFC issued the Licensing Handbook (last updated in January 2022), which provides the ongoing obligations for compliance of a licensed corporation. In general, licensed corporations and licensed representatives must remain fit and proper at all times and must comply with all applicable provisions of the HKSFO and its subsidiary legislation as well as the codes and guidelines issued by the HKSFC.
The Fit and Proper Guidelines issued by the HKSFC under section 399 of the HKSFO summaries certain matters that the HKSFC will generally consider when determining whether the person is a fit and proper person to be licensed under the HKSFO. The Fit and Proper Guidelines apply to a number of persons including, among others, an individual who applies for license or is licensed under Part V of the HKSFO, a licensed representative who applies for approval or is approved as a responsible officer under Part V of the HKSFO, a corporation which applies for license or is licensed under Part V of the HKSFO and a substantial shareholder of a licensed corporation who applied for approval or is approved as a substantial shareholder under section 132 of the HKSFO.
Under the Fit and Proper Guidelines, the HKSFC will consider the following matters of the applicant in addition to any other issues as it may consider to be relevant:
(a)	financial status or solvency;
(b)	educational or other qualifications or experience having regard to the nature of the functions to be performed;
(c)	ability to carry on the regulated activity concerned competently, honestly, and fairly; and
(d)	reputation, character, reliability, and financial integrity of the applicant and other relevant persons as appropriate.
The HKSFC will consider the above matters in respect of the person (if an individual), the corporation and any of its officers (if a corporation).
In addition to the above, the HKSFC may also take into account of the following matters:
(a)	decisions made by such relevant authorities as stated in section 129(2)(a) of the HKSFO or any other authority or regulatory organization, whether in Hong Kong or elsewhere, in respect of that person;
(b)	in the case of a corporation, any information relating to:
(i)	any other corporation within the group of companies; or
(ii)	any substantial shareholder or officer of the corporation or of any of its group companies;
(c)	in the case of a corporation licensed under section 116 or 117 of the HKSFO or registered under section of the HKSFO or an application for such license or registration:
(i)	any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and
(ii)
whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

(d)
in the case of a corporation licensed under section 116 or section 117 of the HKSFO or an application for the license, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

(e)	the state of affairs of any other business which the person carries on or proposes to carry on.

The HKSFO empowers the HKSFC to take disciplinary actions, pursuant to section 194 or section 196 of the HKSFO, against a regulated person of a licensed person or registered institution respectively if: (a) the person is, or was at any time, guilty of misconduct; or (b) the SFC is of the opinion that the person is not a fit and proper person to be or to remain the same type of regulated person. Under section 132 of the HKSFO, the HKSFC would refuse the application for a person to become or continue to be a substantial shareholder of the licensed corporation concerned unless the relevant person satisfies the HKSFC that the corporation will remain a fit and proper person to be licensed if the application is approved.
Maintenance of minimum paid-up share capital and liquid capital
Depending on the type of regulated activity, licensed corporations must maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong) or the Financial Resources Rules. If a licensed corporation conducts more than one type of regulated activity, the minimum paid-up share capital and liquid capital that it must maintain shall be the highest amount required amongst those regulated activities. WSI is licensed to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 9 (asset management) regulated activities on the conditions that, or Type 9 regulated activity, WSI shall only provide services to professional investors. Under the Financial Resources Rules, WSI shall, at all times, any minimum paid-up share capital of HK$10,000,000 (approximately $1,282,051) since WSI provides securities margin financing. As for the minimum liquid capital requirement, WSI shall, at all times, maintain a minimum liquid capital of HK$3,000,000 (approximately $384,615) according to the Financial Resources Rules. WSI is also required to submit monthly financial resources returns to the HKSFC as required under the Financial Resources Rules.
If a licensed corporation offers credit facilities to its customers who would like to purchase securities on a margin basis, or provides financing for applications of shares in connection with IPOs, it must monitor its liquid capital level continuously in order to satisfy the Financial Resources Rules requirements. If the margin requirement of the licensed corporation increases, it would be required to maintain additional liquid capital. Pursuant to section 8A of the Securities and Futures (Client Securities) Rules (Cap 571H), the maximum aggregate market value of repledged securities must not exceed 140% of the value of margin loan balance at the end of a trading day. Further, pursuant to section 42(1) of the Financial Resources Rules, a licensed corporation licensed for Type 1 or Type 8 regulated activity shall include in its ranking liabilities, any amount receivable from any of its margin clients, when calculated on a client-by-client basis, exceeds 10% of the aggregate of amounts receivable from its margin portfolio.
Maintenance of segregated accounts and custody and handling of client securities
A licensed corporation and any associated entity of the licensed corporation must maintain segregated account(s), and custody and handling of client securities in accordance with the requirements of the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong), or the SFCSR. The SFCSR sets out how intermediaries and any associated entity of the licensed corporation should manage client securities and securities collateral that are listed or traded on the Hong Kong Stock Exchange, and are received or held in Hong Kong by or on behalf of the intermediary or any associated entity of the licensed corporation in the course of the conduct of any regulated activity for which the intermediary is licensed or registered. Pursuant to section 10(1) of the SFCSR, an intermediary and any associated entity of the licensed corporation should take reasonable steps to ensure that client securities and securities collateral of the intermediary are not deposited, transferred, lent, pledged, re-pledged or otherwise dealt with except as provided in the SFCSR. Similarly, General Principle 8 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission requires a licensed person to ensure that client assets are promptly and properly accounted for and are adequately safeguarded.
Maintenance of segregated account(s), and holding and payment of client money
A licensed corporation and any associated entity of the licensed corporation must maintain segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong) or the SFCMR. The SFCMR sets out the requirements to ensure proper handling of client money. It prescribes the treatment of client money received or held in Hong Kong by licensed corporations or any associated entity of the licensed corporation.
Issue of contract notes, statements of account and receipts
A licensed corporation must issue contract notes, statements of accounts and receipts in accordance with the requirements under the Securities and Futures (Contract Notes, Statements of Account and Receipts) Rules

(Chapter 571Q of the Laws of Hong Kong), or the SFCNR unless an exemption applies. The SFCNR requires all licensed corporations entering into contracts with or on behalf of their clients to provide contract notes to their clients in the course of regulated activities for which they are licensed or registered. For those intermediaries providing financial accommodation or entering into margined transactions with or on behalf of their clients, it is also required under the SFCNR that a statement of account including a summary of the details of the account is provided to clients. In addition, licensed corporations are required to provide a monthly statement summarising activities in the account for the month and, subject to some exceptions, receipts for client assets received.
Record keeping requirements
A licensed corporation must keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong), or the Recording-Keeping Rules. The Recording-Keeping Rules requires licensed corporations to keep proper records. It prescribes the records are to be kept by licensed corporations to ensure that they maintain comprehensive records in sufficient detail relating to their businesses and client transactions for proper accounting of their business operations and clients’ assets. In addition, the premises used for keeping records or documents required under the HKSFO and the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, must be approved by the HKSFC as required under section 130 of the HKSFO. Records must also be kept in accordance with the AMLO and related guidelines, as well as applicable company and general law requirements.
Submission of audited accounts
A licensed corporation must submit its audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong), or SFAAR. SFAAR prescribes the contents of the financial statements and the auditor’s report of such accounts to be submitted by licensed corporations to the HKSFC. Licensed corporations and associated entities of licensed corporations or authorized financial institutions (except for those which are authorized financial institutions) are required to submit their financial statements, auditor’s reports, and other required documents within four months after the end of each financial year as required under section 156(1) of the HKSFO.
Payment of annual fees
Licensed corporations, licensed persons and registered institutions should pay annual fees within one month after each anniversary date of the licenses or registrations under section 138(2) of the HKSFO.
Maintenance of insurance
A licensed corporation must maintain insurance against specific risks for specific amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong) unless exempted.
Notification to the HKSFC of certain changes and events
A licensed corporation is required by the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong) to notify the HKSFC of certain changes and events, which include, among others, (i) changes in the basic information of the licensed corporation, its controlling persons and responsible officers, or its subsidiaries that carry on a business in any regulated activity; (ii) changes in the capital and shareholding structure of the licensed corporation; and (iii) significant changes in the business plan of the licensed corporation.
Continuous professional training
According to the Guidelines on Continuous Professional Training published by the HKSFC pursuant to section 399 of the HKSFO, a licensed corporation is held primarily responsible for designing and implementing a continuous education system best suited to the training needs of the individuals it engages which will enhance their industry knowledge, skills and professionalism. A licensed corporation should at least annually evaluate its training programs and make commensurate adjustments to cater for the training needs of the individuals it engages. Licensed individuals must undertake a minimum of 5 continuous professional training hours per calendar year for each regulated activity he or she engages in, except for Type 7 (providing automated trading services) regulated activity. The HKSFC also requires training on particular issues, such as anti-money laundering and counter-terrorist financing issues.
Obligation for substantial shareholder
Under sections 131 and 132 of the HKSFO, a person (including a corporation) has to apply for the HKSFC’s approval before becoming or continuing to be, as the case may be, a substantial shareholder of a licensed corporation. An individual or a corporation will be a substantial shareholder of a licensed corporation if the relevant individual or corporation, either alone or with his or its associates, has more than 10% direct interests or 35% or more indirect interests in the shares of a licensed corporation ascribed under section 6 of Part 1 of Schedule 1 of the HKSFO. “associate” is defined under Part 1 of Schedule 1 to the HKSFO which includes associate relationships such as family member, employer and employee, a director and/or shareholder of the corporation, companies within the same groups of companies and trust, trustee and beneficiary owner, etc. Any person contravenes this requirement commits a criminal offence and is liable on conviction to a maximum fine of HK$1,000,000 (approximately US$128,205) and imprisonment for two years, and to a daily penalty of HK$5000 (approximately US$641) for each day on which the offence is continued. A person, being aware that he or she becomes a substantial shareholder of a licensed corporation without the HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he or she becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation. For the period between November 2, 2023 and December 4, 2023, two corporations, each being the associate (as defined under the HKSFO) of an existing individual substantial shareholder of WSI, by acquiring the shares of Waton Corporation Limited, became a substantial shareholder of WSI without the HKSFC’s prior approval. Please see “Risk Factors — Risks Related to Our Subsidiaries’ Business and Industry — WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of regulations by WSI’s substantial shareholders.”
Other Approvals from the HKSFC
Prior approval would also need to be obtained from the HKSFC in the circumstances such as addition or reduction of regulated activity, modification or waiver of licensing conditions, change in record-keeping premises and change of financial year end.
Exchange and Clearing Participantship
Trading Rights
In addition to the licensing requirements under the HKSFO, the rules promulgated by The Stock Exchange of Hong Kong Limited, or the SEHK require any person who wishes to trade on or through their respective facilities to hold a trading right, or the Trading Right. The Trading Right confers on its holder the eligibility to trade on or through the relevant exchange. However, the holding of a Trading Right does not, of itself, permit the holder to actually trade on or through the relevant exchange. In order to do this, it is also necessary for the person to be registered as a participant of the relevant exchange in accordance with its rules.
Stock Exchange Trading Rights are issued by the SEHK at a fee and in accordance with the procedures set out in their respective rules. Alternatively, Stock Exchange Trading Rights can be acquired from existing Trading Right holders subject to the rules of the respective exchanges.

Exchange Participantship
The table below sets out a summary of the requirements for becoming an exchange participant of Hong Kong Stock Exchange Participant:
Hong Kong Stock Exchange Participant
Legal Status	Being a company limited by shares incorporated in Hong Kong

SFC Registration	Being a licensed corporation qualified to carryout Type 1 regulated activity under the HKSFO

Trading Right	Holding a Hong Kong Stock Exchange Trading Right

Financial Standing	Having good financial standing and integrity

Financial Resources Requirement	Complying with the minimum capital requirement, liquid capital requirement and other financial resources requirements as specified by the FRR and the relevant rules of SEHK
Clearing Participantship
An entity must be an exchange participant of the relevant exchange before it can become a clearing participant of the following clearing houses, namely the Hong Kong Securities Clearing Company Limited, or the HKSCC, HKFE Clearing Corporation Limited, and The SEHK Options Clearing House Limited.
HKSCC
HKSCC has, among others, two categories of participantship: (1) the Direct Clearing Participant; and (2) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:
•	to be an Exchange Participant of the Hong Kong Stock Exchange;
•
to undertake to (i) sign a participant agreement with HKSCC; (ii) pay to HKSCC an admission fee of HK$50,000 in respect of each Hong Kong Stock Exchange Trading Right held by it; and (iii) pay to HKSCC its contribution to the guarantee fund of HKSCC as determined by HKSCC from time to time subject to a minimum cash contribution of the higher of HK$50,000 or HK$50,000 in respect of each Hong Kong Stock Exchange Trading Right held by it;

•
to open and maintain a single current account with one of the Central Clearing and Settlement System of Hong Kong (“CCASS”) designated banks and execute authorizations to enable the designated bank to accept electronic instructions from HKSCC to credit or debit the account for CCASS money settlement, including making payment to HKSCC;

•	to provide a form of insurance to HKSCC as security for liabilities arising from defective securities deposited by it into CCASS, if so required by HKSCC; and
•	to have a minimum liquid capital of HK$3,000,000.
As of the date of this prospectus, WSI is a Participant of SEHK (Participant ID: 01322) and Direct Clearing Participant of HKSCC (Participant ID: B01322).
Laws and Regulations Related to Privacy Protection
The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or PDPO, covers any personal data that relates directly or indirectly to a living individual in Hong Kong, can be used to directly or indirectly ascertain the identity of that individual, and exists in a form in which access or processing is practicable. It applies to a data user who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes such data protection principles unless the act or practice, as the case may be, is required or permitted under the PDPO.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data in Hong Kong, or the Privacy Commissioner. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and/or imprisonment. Any person contravening an enforcement notice shall be liable to a maximum penalty of up to HK$50,000 and imprisonment for two years.
The PDPO also criminalizes, among others, misuse or inappropriate use of personal data in direct marketing activities; non-compliance with data access request and unauthorized disclosure of personal data obtained without data user’s consent. The maximum penalty for breach under the PDPO is a fine of up to HK$1.0 million and imprisonment for up to five years.
Laws and Regulations Related to Product Quality and Product Liability
Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong), or the TDO
Products sold in Hong Kong (including products sold online to customers in Hong Kong) are subject to the TDO. The TDO was most recently amended in July 2013 to expand certain existing provisions, including the prohibition of false trade descriptions in respect of goods and services in the course of trade, prohibition on certain unfair trade practices and the introduction of a civil, compliance-based enforcement mechanism. The Customs and Excise Department in Hong Kong is the principal enforcement agency for the TDO.
The TDO provides that a trade description (including fitness for purpose, performance and manufacturing details) which is false to a material degree; misleading, or likely to be taken for a trade description of a kind that would be false to a material degree, would be regarded as false trade description (section 2 of the TDO).
The TDO provides that it is an offense for any person, in the course of his/her/its trade or business, to apply a false trade description to any goods; or supply or offer to supply any goods to which a false trade description is applied. It is also an offense for any person to have in his/her/its possession for sale or for any purpose of trade or manufacture any goods to which a false trade description is applied (section 7 of the TDO).
To amount to a false trade description, the falsity of the trade descriptions has to be to a material degree. Trivial errors or discrepancies in trade descriptions would not constitute an offense. What constitutes a material degree will vary with the facts.
Contravention of the prohibitions in the TDO is an offense, with a maximum penalty of up to HK$0.5 million and imprisonment for five years.
Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong), or the SGO, Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong), or the SSO and Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong), or the CECO
The contracts that we enter into with our customers and are governed by the laws of Hong Kong are subject to the SGO, SSO and CECO.
The SGO provides for circumstances where certain terms will be implied in contracts of sale of goods in Hong Kong, which include, among others, implied conditions that the seller has or will have a right to sell the goods at the time when the property is to pass and that goods supplied are of merchantable quality subject to certain exceptions as stipulated in the SGO, reasonably fit for the buyer’s express or implied purposes, and correspond with the descriptions provided by the seller and any samples. The SGO also provides for circumstances where buyers may be deemed to have accepted goods and the actions that a buyer may take for a breach of contract by a seller.
The SSO implies certain terms into contracts of supply of services in Hong Kong, which include implied conditions that, (i) the supplier will carry out the services with reasonable care and skill (which generally means the services must meet the standard that a reasonable person would regard as satisfactory); (ii) the supplier will carry out the services within a reasonable time if the time of performance has not been fixed by the contract; and (iii) the party contracting with the supplier will pay a reasonable charge if the charge has not been fixed by the contract. The SSO provides that as against a party to a contract for the supply of a service who deals as a consumer, the other party cannot, by reference to any contract term, exclude or restrict any liability of his/her/its arising under the contract by virtue of the SSO.
The CECO aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise. Under the CECO, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons to exclude or restrict his/her/its liability for death or personal injury resulting from negligence. Further, in the case of other loss or damage, a person cannot so exclude or restrict his/her/its liability for negligence except in so far as the term or notice satisfies the requirement of reasonableness regard to the circumstances which are, or ought reasonably to have been, known to or in the contemplation of the parties when the contract is made.
Business registration requirement
The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.
Regulations related to employment and labor protection
Employment Ordinance (Chapter 57 of the Laws of Hong Kong)
The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.
Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)
The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,800,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,800) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290). As of the date of this prospectus, we believe our subsidiaries in Hong Kong have taken sufficient employee compensation insurances for its employees required under the ECO.
Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)
The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately $3,830) per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500 (approximately $192). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately $44,700) and imprisonment for three years, and to a daily penalty of HK$500 (approximately $64) for each day on which the offence is continued. As of the date of this prospectus, we believe our subsidiaries in Hong Kong have made all contributions required under the MPFSO.

Regulations related to Hong Kong Taxation
Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)
Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.
Tax on dividends
Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.
Capital gains and profit tax
No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 (approximately US$256,000) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,000) on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.
Stamp duty
Hong Kong stamp duty, currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.
Estate duty
Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.
Regulations related to anti-money laundering and counter-terrorist financing
Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)
The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.
Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)
The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. Itis an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)
The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.
United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)
The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.
United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong)
The United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong), or the UNSO, and its subsidiary regulations implement in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions, including but not limited to Afghanistan, Iran and the Democratic People’s Republic of Korea, as instructed by the Ministry of Foreign Affairs of the PRC. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from such jurisdictions, and a contravention or breach of different sanctions or trade restrictions in the regulations constitutes an offence under the UNSO.
Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong)
The Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong), or the WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.
Guidelines issued by the HKSFC
Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the HKSFC and as amended or supplemented by the HKSFC from time to time.
The AML & CTF Guideline provides guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products and services before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

MANAGEMENT
Directors and Executive Officers
Set forth below is information concerning our directors, director appointees, and executive officers. The following individuals are our executive management and members of the board of directors.
Name	Age	Position(s)
ZHOU Kai	29	Director, Chairman of the Board of Directors, and Chief Technology Officer
CHU Chun On Franco	41	Director and Chief Executive Officer
James Beeland Rogers Jr.	81	Director and Senior Advisor Appointee(1)
WEN Huaxin	45	Chief Financial Officer
FUNG Chi Kin	75	Independent Director Nominee(2)
DU Haibo	47	Independent Director Nominee(2)
Harold Steve Suarez	54	Independent Director Nominee(2)
Notes:
(1)	We intend to appoint Mr. Rogers to be our director effective prior to the SEC’s declaration of effectiveness of our registration statement of which this prospectus forms a part.
(2)
We intend to appoint Mr. Fung Chi Kin, Mr. Du Haibo and Mr. Harold Steve Suarez to be our independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement of which this prospectus forms a part.

The following is a brief biography of each of our directors, director appointees and executive officers:
Mr. ZHOU Kai is our director, Chairman of the Board of Directors, and Chief Technology Officer. Since March 2021, Mr. Zhou has been acting as the director of WSI, and responsible for formulating the business strategy of WSI and leading the Board to achieve business objectives. Mr. Zhou has more than 6 years of managerial and operational experience in the financial services and technology industry ranging from private equity funds, securities trading, asset management to fintech services. He serves as an executive director and general manager of Shenzhen Peach Education Ltd., a career education and training company, since 2023 and the Chief Executive Officer of Shenzhen Jinhui Technology Co., Ltd. Previously, Mr. Zhou served as the Vice President and then Chief Executive Officer of Shenzhen Hurricane Asset Management Co., Ltd., an asset management company in China, from December 2017 to June 2018. From May 2017 to December 2017, he served as an assistant to the general manager at Dongguan Hong Shang Asset Management Co., Ltd., an asset management company in China. Mr. Zhou received his bachelor’s degree in finance from the University of Toronto in November 2017.
Mr. CHU Chun On Franco is our director and Chief Executive Officer. Mr. Chu has been acting as the Responsible officer and director of WSI since August 2017 and March 2018, respectively, and has been responsible for directing and overseeing the overall operations of WSI on a day-to-day basis and executing its business objectives. He is licensed by the HKSFC to act as a responsible officer to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on future contracts) and Type 9 (asset management) regulated activities under the HKSFO. Mr. Chu has over 17 years of experience in the financial services industry, covering the area of securities trading, financial planning, and wealth management. He has also been an independent non-executive director of QPL International Holdings Limited (stock code: 0243.HK) since September 2016. Prior to joining WSI in 2017, from August 2006 to August 2017, Mr. Chu served as various positions in the subsidiaries of Centaline Financial Group in Hong Kong: sales director of Centaline Wealth Management Limited and Centaline Financial Services Limited from August 2006 to August 2017 and from June 2008 to August 2017, respectively, and account relationship executive at Centaline Securities Limited from March 2014 to August 2017. Mr. Chu is a Certified Financial Planner registered with Institute of Financial Planners of Hong Kong. Mr. Chu received his Bachelor of Business Administration in accounting and finance from Simon Fraser University in December 2005.
Mr. James Beeland Rogers Jr. will be appointed as our director and Senior Advisor, effective upon the SEC’s declaration of effectiveness of our registration statement of which this prospectus forms a part. Mr. Rogers is an author, a financial commentator, as well as a seasoned international investor. He is currently the chairman of Beeland Interests. Inc., the owner and sponsor of the Rogers International Commodity Index (also known as the RICI®), a broad index of commodity futures founded by Mr. Rogers himself in 1998 to meet the need for consistent investing in commodities through a broad-based international vehicle. He co-founded the Quantum Group of Funds in 1973. Prior to founding the Quantum Group of Funds, he worked at New York-based investment bank Arnhold and

S. Bleichroeder and Dominick & Dominck LLC on Wall Street. Mr. Rogers received his Bachelor of Arts in history from Yale University in 1964 and his second Bachelor of Arts degree in philosophy, politics and economics from the University of Oxford, as a member of Balliol College. He also received an honorary Ph.D. from Pusan National University in 2019 and from Universidad Francisco Marroquin in 2016.
Mr. WEN Huaxin is our Chief Financial Officer. He is primarily responsible for our accounting, financial and treasury management and internal control functions. Mr. Wen has over 20 years of accounting and finance experience. Prior to joining us in 2023, he served as the Chief Financial Officer of Bitdeer Technologies Group (NASDAQ: BTDR), a technology company in the crypto-mining space from March 2021 to June 2023. From December 2014 to April 2021, he served as a financial officer of Fangdd Network Group Ltd (NASDAQ: DUO), a leading property technology company in the PRC. From September 2009 to December 2014 and September 2001 to September 2009, he served as a senior manager of KPMG Huazhen LLP and a member of the audit department of the same, respectively. Mr. Wen received his Bachelor of Arts in English from South China University of Technology in June 2001. He has been a member of Chinese Institute of Certified Public Accountants (“CICPA”) since 2009.
Mr. FUNG Chi Kin will be appointed as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement of which this prospectus forms a part. Mr. Fung is the honorary permanent president of the Chinese Gold and Silver Exchange Society and a director of Fung Chi Kin Consulting Limited. He has more than 30 years of experience in banking and finance. Most notably, he was the director and deputy general manager of Po Sang Bank Limited (merged into Bank of China (Hong Kong) Limited in 2001), managing director BOCI Securities Limited and chief administration officer of BOC International Holdings Limited. From October 1998 to June 2000, Mr. Fung served as a council member of the first Legislative Council of Hong Kong. He also held offices in various public organisations and was the vice chairman of The Stock Exchange of Hong Kong Limited, director of the Hong Kong Futures Exchange Limited, director of Hong Kong Securities Clearing Company Limited and Hong Kong Affairs Advisor. He has been appointed as an executive director and compliance officer of Loco Hong Kong Holdings Limited (stock code: 8162.HK) since June 2019 and August 2019, respectively. He has also been appointed as a non-executive director of Sang Hing Holdings (International) Limited (stock code: 1472.HK) and Chaoda Modern Agriculture (Holdings) (stock code: 682.HK) since July 2018 and September 2003, respectively. Mr. Fung served as an executive director and compliance officer of China Trustful Group Limited (formerly known as Powerwell Pacific Holdings Limited) (stock code: 8265.HK before cancellation of listing in November 2021) from September 2014 to May 2017 and from March 2019 to October 2019. He also served as an independent non-executive director of Geotech Holdings Ltd. (stock code: 1707.HK) from September 2017 to July 2020. Mr. Fung had also been an independent non-executive director of China Overseas Nuoxin International Holdings Limited (formerly known as Kenford Group Holding Limited) (stock code: 464.HK) from August 2017 to April 2019.
Mr. DU Haibo will be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement of which this prospectus forms a part. Mr. Du currently serves as the Global Head of Internal Control and risk management of SHEIN, a fast fashion e-commerce company, since September 2021. Prior to SHEIN, he was a director of Odama Group, an e-commerce and neighborhood grocery stores company, where he focused on audit and process planning from September 2020 to September 2021. He served as the Head of Risk Control of Longfor Group Holdings Limited, a real estate development company, from July 2019 to September 2020. From May 2011 to July 2019, he served as an internal audit director of Trendy Group, a fashion retailer. Mr. Du has been a member of CICPA and a Certified Internal Auditor since 2009. He became a Certified Information System Auditor in 2014. Mr. Du received his Bachelor of Arts in Business English in 1998 and Master of Arts in Applied Linguistics in 2001 from Guangdong University of Foreign Studies.
Mr. Harold Steve Suarez will be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement of which this prospectus forms a part. Mr. Suarez has over 30 years of experience in consulting, telecommunications and financial services. He is the founder and has been the chief executive officer of HorizonX Consulting since September 2023. He has also been the external advisor of Bain & Company since July 2023. Mr. Suarez previously worked at HSBC for nearly 20 years since January 2004, with his last role as the global head of innovation from August 2021 to July 2023. Prior to HSBC, Mr. Suarez served as director of programme management office at Tracfone from July 2001 to Jan 2004, client partner at Visualcom Inc from December 1999 to July 2001, regional sales manager for Latin America at Closetmaid from January 1994 to November 1999, and specialist 12B combat engineer at the US Army from October 1991 to November 1994. Mr. Suarez received his Bachelor of Business Administration and Master of Business Administration from the Florida International University in 1996 and 1999, respectively. He completed the Stanford Innovation & Entrepreneurship

Programme at Stanford University in 2018 and received his Advanced Certificate for Executives in Management, Innovation & Technology from the Massachusetts Institute of Technology in 2020. He also received his Corporate Director Certificate from and completed the Advanced Management Program at Harvard Business School in 2022 and 2023, respectively.
Family Relationships
There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.
Involvement in Certain Legal Proceedings
To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.
Foreign Private Issuer Status and Controlled Company Exemption
Our Company will be considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the British Virgin Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Upon completion of this offering, we intend to follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules; and
•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.
British Virgin Islands law does not impose a requirement that our board of directors consist of a majority of independent directors or that such independent directors meet regularly without other members present.
The Company intends to avail itself of these exemptions. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. If at any time the Company ceases to be a “foreign private issuer” under the rules of Nasdaq, the Company intends to avail itself of the “controlled company” exception to Nasdaq’s rules.
The “controlled company” exception to Nasdaq’s rules provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company” need not comply with certain requirements of Nasdaq’s corporate governance rules. Following this offering, Mr. ZHOU Kai will control more than 50% of the voting power of our issued and outstanding shares if all the Ordinary Shares being offered are sold. Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” may elect not to comply with certain Nasdaq corporate governance requirements.
As a “controlled company,” we may elect not to comply with certain corporate governance standards, including that a majority of our board of directors consist of independent directors. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.
In the event that we cease to be a “foreign private issuer” under the rules of Nasdaq and cease to be a “controlled company” and our Ordinary Shares continue to be listed on Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of Nasdaq, including but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.
Notwithstanding the Company’s status as a foreign private issuer or a controlled company, the Company will remain subject to the corporate governance standard of Nasdaq that requires the Company to have an audit committee with at least three independent directors as well as composed entirely of independent directors. For purposes of the audit committee composition requirements, we must have at least one independent director on our audit committee at the time of listing, at least two independent directors within 90 days of listing and at least three independent directors within one year of listing, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the Nasdaq rule.
Board of Directors
Our board of directors will consist of six directors, including three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.
A director is not required to hold any shares in the Company to qualify to serve as a director. Our board of directors may exercise all the powers of our Company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third-party.
A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of the directors. Following a declaration being made, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of the Nasdaq and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.
Qualification
There is currently no shareholding qualification for directors.
Insider Participation Concerning Executive Compensation
The board of directors of the Company has made and will continue to make determinations regarding executive officer compensation until independent directors are appointed to the board of directors.
Committees of the Board of Directors
We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee. Our audit committee will consist of Mr. Du Haibo, [•] and [•]. Mr. Du Haibo will be the chairman of our audit committee, upon the effectiveness of their appointments. We have determined that Mr. Du Haibo, [•] and [•] satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that [•] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:
•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing any audit problems or difficulties and management’s response with the independent auditors;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Compensation Committee. Our compensation committee will consist of [•], [•] and [•]. [•] will be the chairman of our compensation committee. We have determined that [•], [•] and [•] satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board with respect to the compensation of our directors;
•	reviewing periodically and approving any long-term incentive compensation or equity plans; and
•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management.
Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of [•], [•] and [•]. [•] will be the chairperson of our nominating and corporate governance committee. [•], [•] and [•] satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:
•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;
•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to our board the directors to serve as members of committees;
•
advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Duties of Directors
Under BVI law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Companies Act. See “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.
Our Board of Directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:
•	convening shareholders’ general meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our Company and mortgaging the property of our Company; and
•	approving the transfer of shares in our Company, including the registration of such shares in our share register.
Terms of Directors and Executive Officers
Our directors may be elected by a majority of votes of our board of directors present and voting at a board meeting, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office unless otherwise agreed between us and the directors. A director may be removed from office by an ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, (iv) is prohibited by law from being a director, or (v) ceases to be a director by virtue of any provision of the applicable laws of the BVI or is removed from the office pursuant to our Memorandum and Articles of Association.
All of our executive officers are appointed by and serve at the discretion of our board of directors.
Code of Business Conduct and Ethics
We intend to adopt a code of business conduct and ethics that will be applicable to all of our directors, executive officers and employees.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers under Hong Kong laws. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.
Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.
We expect to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our Company.
Compensation of Directors and Executive Officers
In the fiscal year ended March 31, 2024, we paid an aggregate of approximately US$0.35 million as compensation to our directors and executive officers as well as an aggregate of approximately US$7,000 contributions made by WSI to the Mandatory Provident Fund (“MPF”), a statutory retirement under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the laws of Hong Kong), and we did not pay any compensation separately to the employee directors for their services as directors of the Company.
As the appointments of our independent directors will only become effective upon the effectiveness of the registration statement of which this prospectus forma a part, in the fiscal year ended March 31, 2024, we did not have any non-executive directors and therefore have not paid any compensation to any non-executive directors.
Except our contribution to the MPF through WSI, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.
None of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the fiscal year ended March 31, 2024.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:
•	each of our directors, director appointees and executive officers; and
•	each person known to us to own beneficially 5% or more of our Ordinary Shares.
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [6,830,000] Ordinary Shares outstanding as of the date of this prospectus.
The percentage of Ordinary Shares beneficially owned after the offering is based on [•] Ordinary Shares outstanding following the sale of [•] Ordinary Shares, assuming no exercise of the over-allotment option by the underwriter. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. All of our officers and directors will be subject to lock-up agreements. See “Shares Eligible For Future Sale — Lock-Up Agreements.”
	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number of Ordinary Shares	% of beneficial ownership and voting power	Number of Ordinary Shares	% of beneficial ownership and voting power
Directors, Director Appointees and Executive Officers(1):
ZHOU Kai(2)	[6,830,000]	100%	[•]	[•]%
CHU Chun On Franco(3)	—	—	—	—
James Beeland Rogers Jr.(4)	—	—	—	—
WEN Huaxin(5)	—	—	—	—
FUNG Chi Kin(6)	—	—	—	—
DU Haibo(6)	—	—	—	—
Harold Steve Suarez(6)	—	—	—	—
All directors, director appointees and executive officers as a group (seven persons)	[6,830,000]	100%	[•]	[•]%
Principal Shareholders:
WATON CORPORATION LIMITED(2)	[6,830,000]	100%	[•]	[•]%
TRIUMPH TEAM ASSETS LIMITED(2)	[6,830,000]	100%	[•]	[•]%
WATON ESOP HOLDINGS LTD(2)	[6,830,000]	100%	[•]	[•]%
TZed Holding Group Ltd.(2)	[6,830,000]	100%	[•]	[•]%
(1)	The business address of our directors and executive officers is Suites 3605-06, 36th Floor, Tower 6, The Gateway, Harbour City, Tsim Sha Tsui, Kowloon in Hong Kong.
(2)
These shares are held by WATON CORPORATION LIMITED (“Waton Corporation”), an exempted company incorporated in the Cayman Islands, of which approximately 47.70% are held by TRIUMPH TEAM ASSETS LIMITED (“Triumph Team Assets”) and approximately 9.40% are held by WATON ESOP HOLDINGS LTD (“Waton ESOP Holdings”). Each of Triumph Team Assets and Waton ESOP Holdings is 100% owned by TZed Holding Group Ltd. (“TZed Holding”). Our Chairman of the Board of Directors, and Chief Technology Officer, Mr. Zhou Kai, is the sole director of Waton Corporation and 100% owner of each of Triumph Team Assets, Waton ESOP Holdings and TZed Holding. Mr. Zhou Kai holds the voting powers (and dispositive powers) over the Ordinary Shares held by Waton Corporation. The registered address of Waton Corporation is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The registered address of each of Triumph Team Assets and

Waton Esop Holdings is Harneys Corporate Services Limited, Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of TZed Holding is Start Chambers, Wickhams Cayt II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	Director and Chief Executive Officer.
(4)	Director and Senior Advisor.
(5)	Chief Financial Officer.
(6)	Independent Director appointee.
On January 7, 2021, each of Mr. Zhou Kai and another two individual shareholders acquired 33.34%, 33.33% and 33.33% equity interests in the Company respectively, from Zhong Nan Investments Limited. On April 21, 2022, each of Zhou Kai and another two individual shareholders transferred all of their respective equity interests in the Company to Waton Corporation. As a result, Waton Corporation holds 100% equity interests in the Company. On September 5, 2023, the Company repurchased 4,000,000 ordinary shares held by Waton Corporation Limited. The total number of ordinary shares held by Waton Corporation Limited as of such date was 8,830,000 of par value of US$1.00 each. On October 12, 2023, our board of directors approved a series of issuance, repurchase and subdivision of the Ordinary Shares, and as a result, the total number of ordinary shares held by Waton Corporation Limited was 8,830,000 of par value of US$0.001 each. On March 22, 2024, the Company further repurchased 2,000,000 ordinary shares held by Waton Corporation Limited. The total number of ordinary shares held by Waton Corporation Limited as of such date was 6,830,000 of par value of US$0.001 each. Please see “Description of Share Capital — History of Share Capital” for details. Other than as disclosed in this prospectus, there are not any significant changes in the percentage ownership held by any major shareholders during the past three years.
None of the Company’s major shareholders will have any different or special voting rights with respect to their Ordinary Shares.
As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS
The table below sets forth major related parties of us and their relationships with us.
Names of related parties	Relationship
Zhou Kai	Principal shareholder, chief technology officer, chairman of the board
Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”)	A company controlled by Zhou Kai
Wealth Guardian Investment Limited (“WGI”)
The Group is able to exercise significant influence over WGI because two individuals, who are the senior management of WGI, are the shareholders of the Company holding more than or approximately 10% aggregate equity interests.

Waton Trust Limited	An entity Zhou Kai acted as a director
ST MA Ltd	The Company’s shareholder, ST MA Ltd, ceased to be a shareholder in June 2023.
Transactions with WGI
We conduct material transactions with WGI through WSI and/or WTI, which entities are services providers for WGI. These transactions are as follows:
	As of March 31,
	2024	2023
	US$	US$
Receivables – clients – unsettled trade	11,043,210	5,538,025
Receivables – clients – margin loan (net)(i)(ii)	1,873,556	—
Receivables – software licensing and related support services	1,197,352	—
Receivables – Total(iii)	14,114,118	5,538,025
Payables – brokerage services	13,867,823	7,101,004
(i)	The amount includes margin loan receivables of $3.6 million, net of client payables amounting to $1.7 million as of March 31, 2024.
(ii)	WSI extended a credit line of $4.3 million to WGI for margin transactions during the year ended March 31, 2024.
(iii)
As of the date of this prospectus, receivables from this customer, including margin loan receivables, have been either fully collateralized by the client-owned securities held in the customer's account or fully collected.

	For the years ended
	2024	2023
	US$	US$
Revenues – brokerage commission and handling charge income	1,757,731	1,707,334
Revenues – interest income	1,016,179	181,550
Revenues – software licensing and related support services	1,197,551	2,786,105
Total	3,971,461	4,674,989
For the years ended March 31, 2024, and 2023, substantially all of WSI’s income from foreign currency spreads was derived from WGI through the bid/ask spread on converting WGI’s deposits.
Due from ST MA Ltd
In April 2023, the Company made a loan in the amount of US$447,000 (approximately HK$3.5 million) to ST MA LTD, a related party as of that time. The loan is unsecured, bears no interest and is due on demand. ST MA LTD ceased to be a related party in June 2023, because ST MA LTD ceased to be a shareholder of the Company. The amount due from ST MA Ltd was recorded in prepaid expenses and other current assets as of March 31, 2024.

Due to related parties
	As of March 31,
	2024	2023
	US$	US$
Zhou Kai(i)(iii)	$1,830,092	$5,276,423
Shenzhen Jinhui(ii)	772,040	611,566
Due to related parties	$2,602,132	$5,887,989
(i)
The balance represents borrowings from Zhou Kai for our subsidiaries’ daily operational purposes. The borrowings are interest-free, unsecured and due on demand. During the years ended March 31, 2024 and 2023, we borrowed from Zhou Kai of $1.8 million and $5.3 million, respectively. During the year ended March 31, 2024, WSI disposed certain portion of its other investment to Zhou Kai at a consideration of approximately $2.0 million and the amount was settled with payable with Zhou Kai. The outstanding balance of $1.8 million as of March 31, 2024 due to Zhou Kai were subsequently repaid.

(ii)
The balance represents unpaid service fees to Shenzhen Jinhui, a service provider and sub-contractor of project management services. Based on the services agreement, Shenzhen Jinhui charges certain percents of markup above its costs relating to service provided to us. During the year ended March 31, 2024 and 2023, we purchased outsourcing and related support services of approximately $0.7 million and $0.6 million from Shenzhen Jinhui which were recorded as software licensing and related support outsourcing cost.

Employment Agreements
See “Management — Employment Agreements and Indemnification Agreements” and “Management — Compensation of Directors and Executive Officers”.

DESCRIPTION OF SHARE CAPITAL
We were incorporated as a BVI business company under the BVI Companies Act, as amended, in the BVI on June 25, 2010. We are authorized to issue an unlimited number of Ordinary Shares of US$0.001 par value each. The following are summaries of the material provisions of our Memorandum and Articles of Association; copies of these documents are filed as exhibits to the registration statement of which this prospectus forms a part of.
Ordinary Shares
All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates (if any) evidencing the shares are issued in registered form. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. Under the BVI Companies Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.
We are authorized to issue an unlimited number of Ordinary Shares of US$0.001 par value each. Subject to the provisions of the BVI Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the BVI Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.
Listing
We will apply to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “WTF.” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.
Transfer Agent and Registrar
The transfer agent and registrar for our Ordinary Shares is [•].
Distributions
Shareholders holding shares in the Company are entitled to receive such dividends as may be declared by our board of directors subject to the BVI Companies Act and the Memorandum and Articles of Association.
Shareholders’ Voting Rights
Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the Memorandum and Articles of Association. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.
Election of Directors (Cumulative Voting Rights)
There is nothing under British Virgin Islands law which specifically prohibits or restrict the creation of cumulative voting rights for the election of our directors. Our Memorandum and Articles of Association do not provide for cumulative voting for elections of directors.

Meetings of Shareholders
Under our Memorandum and Articles of Association, a copy of the notice of any meeting of shareholders shall be given not less than seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting and our directors. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our issued voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose.
At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chairperson of our board of directors shall be the chairperson presiding at any meeting of the shareholders. If the chairperson of our board is not present, or there is no such chairperson, then the members present shall choose a shareholder to act to chairperson the meeting of the shareholders. If the shareholders are unable to choose a chairperson for any reason, then the person representing the greatest number of voting shares present in person or by proxy shall preside as chairperson, failing which the oldest individual member or member representative shall take the chair.
A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative who has been authorized to do so by resolutions of its directors or other governing body. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.
Meetings of Directors
Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the British Virgin Islands as the directors determine to be necessary or desirable. A director must be given not less than three business days’ notice of a meeting of directors. A meeting of directors may be called on short notice if all of the directors entitled to vote on the matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose (unless that director objects in writing before or at the meeting). At any meeting of directors, a quorum will be present if not less than one-half of the total number of directors is present, unless there are only two directors in which case the quorum is two. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by a majority of the directors.
Protection of Minority Shareholders and Shareholder Action
The enforcement of our rights will ordinarily be a matter for our directors. However, in certain limited circumstances, a shareholder may have the right to seek certain remedies against us in the event the directors are in breach of their duties under the BVI Companies Act. Pursuant to Section 184B of the BVI Companies Act, if a company or a director of a company engages in, proposes to engage in, or has engaged in, conduct that contravenes the provisions of the BVI Companies Act or the Memorandum and Articles of Association, a BVI court may, on application of a shareholder or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Companies Act or the Memorandum and Articles of Association. Furthermore, pursuant to Section 184I of the BVI Companies Act, a shareholder of a company who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be, oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order which can, if the court considers that it is just and equitable to do so, require the company or any other person to pay compensation to the shareholders (among various other potential orders and remedies). Under Section 184G of the BVI Companies Act, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder.
Under Section 184C of the BVI Companies Act, a shareholder also may, with the permission of the BVI court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant permission to bring a derivative action where the following circumstances apply: (i) the company does not intend to bring, diligently continue or defend or discontinue proceedings; or (ii) it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.
When considering whether to grant leave, the BVI court is also required to have regard to the following matters: whether the shareholder is acting in good faith; whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters; whether the proceedings are likely to succeed; the costs of the proceedings in relation to the relief likely to be obtained; and whether an alternative remedy is available.
Any shareholder of a company may apply to BVI court under the Insolvency Act, 2003 of the BVI for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.
Generally any other claims against a BVI company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the BVI Companies Act or the Memorandum and Articles of Association. There are also common law rights for the protection of shareholders that may be invoked, largely derived from English common law. Under general English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts may intervene are the following: a company is acting or proposing to act illegally or beyond the scope of its authority; the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or those who control the company are perpetrating a “fraud on the minority.”
Pre-Emptive Rights
There are no pre-emptive rights applicable to the issue by us of new shares under our Memorandum and Articles of Association.
Transfer of Shares
Subject to the restrictions in our Memorandum and Articles of Association and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee or in any other manner as may be permitted in accordance with applicable exchange rules or requirements of the Nasdaq Capital Market or by any recognized stock exchange on which our securities are listed. Our board of directors may not resolve to refuse or delay the transfer of any Ordinary Share unless the shareholder has failed to pay an amount due in respect of it.
Liquidation
As permitted by the BVI Companies Act and our Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Companies Act by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We also may be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act, 2003 (as amended).

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.
Calls on Shares and Forfeiture of Shares
Our board of directors may, on the terms established at the time of the issuance of such shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption of Shares
Subject to the provisions of the BVI Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Companies Act, the SEC, or by any recognized stock exchange on which our securities are listed.
Variation of Rights of Shares
All or any of the rights attached to any class of shares may, subject to the provisions of the BVI Companies Act, be varied only with the consent in writing of, or pursuant to a resolution passed at a meeting by the holders of more than 50% of the issued shares of that class.
Changes in the Number of Shares We Are Authorized to Issue and Those in Issue
Subject to the BVI Companies Act and our Memorandum and Articles of Association, we may from time to time by resolution of our board of directors or resolution of members (as may be appropriate):
•	amend our memorandum to increase or decrease the maximum number of Ordinary Shares we are authorized to issue;
•	divide our authorized and issued Ordinary Shares into a larger number of Ordinary Shares;
•	combine our authorized and issued Ordinary Shares into a smaller number of Ordinary Shares; and
•
create new classes of shares with preference to be determined by resolution of the board of directors to amend the Memorandum and Articles of Association to create new classes of shares with such preferences at the time of authorization.

Inspection of Books and Records
Under the BVI Companies Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), names of the current directors, and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.
Our members are also entitled, upon giving written notice to us, to inspect (i) Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find More Information” Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the British Virgin Islands court for an order that he should be permitted to inspect the document or to inspect the document without limitation.
Rights of Non-Resident or Foreign Shareholders
There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.
Issuance of Additional Shares
Our Memorandum and Articles of Association authorizes our board of directors to issue additional shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.
Exclusive Jurisdiction of Certain Actions
Our Memorandum and Articles of Association provide that, to the fullest extent permitted by applicable law, unless our board of directors consents in writing to the selection of an alternative forum, the courts of the British Virgin Islands shall have exclusive jurisdiction to hear and determine:
(i)
any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with our memorandum and/or articles, including, without limitation, claims for set-off and counterclaims and any dispute, suit, action, proceedings, controversy, or claim of any kind arising out of or in connection with: (x) the creation, validity, effect, interpretation, performance, or non-performance of, or the legal relationships established by, our memorandum and/or articles; or (y) any non-contractual obligations arising out of or in connection with our memorandum and/or articles; or

(ii)
any dispute, suit, action (including, without limitation, any derivative action or proceeding brought on behalf or in our name or any application for permissions to bring a derivative action), proceedings, controversy, or claim of any kind relating or connected to us, our board of directors, officers, management, or shareholders arising out of or in connection with the BVI Companies Act, the Insolvency Act, 2003 of the British Virgin Islands as amended from time to time, any other statute, rule, or common law of the British Virgin Islands affecting any relationship between us, our shareholders, and/or our directors and officers (or any of them) or any rights and duties established thereby (including, without limitation, Division 3 of Part VI and Part XI of the Act and section 162(1)(b) of the Insolvency Act, 2003, and fiduciary or other duties owed by any director, officer, or shareholder of the Company to the Company or the Company’s shareholders).

To the fullest extent permitted by applicable laws, unless our board of directors consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
Notwithstanding the foregoing, we note that holders of our Ordinary Shares cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive jurisdiction provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

Although we believe this provision benefits us by providing increasing consistency in the application of BVI law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers or limit investors’ ability to bring claims in a judicial forum that they find favorable. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — The exclusive jurisdiction provision in our articles of association may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”
Differences in Corporate Law
The BVI Companies Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated under the Delaware General Corporation Law in the United States and their shareholders. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to the laws of the British Virgin Islands and Delaware law.
Mergers and Similar Arrangements
Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a British Virgin Islands company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Companies Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the British Virgin Islands company or British Virgin Islands companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Companies Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands. The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.
As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Companies Act.
A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the BVI Companies Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.
A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Companies Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.
Shareholders’ Suits
There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands Law. These are summarized below:
Prejudiced Members
A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Companies Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the

Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Companies Act or our memorandum and articles of association be set aside.
Derivative Actions
Section 184C of the BVI Companies Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The British Virgin Islands Court may only grant permission to bring a derivative action where the following circumstances apply:
•	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and
•	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.
When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:
•	whether the shareholder is acting in good faith;
•	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;
•	whether the action is likely to proceed;
•	the cost of the proceedings; and
•	whether an alternative remedy is available.
Just and Equitable Winding Up
In addition to the statutory remedies outlined above, shareholders can also petition the British Virgin Islands Court for the winding up of a company under the BVI Insolvency Act, 2003 (Law Revision 2020) for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasipartnership and trust and confidence between the partners has broken down.
Indemnification of Directors and Executive Officers and Limitation of Liability
Our memorandum and articles of association provide that, subject to certain limitations, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:
•
is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.
These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.
This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Anti-Takeover Provisions in Our Memorandum and Articles of Association
Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Under the BVI Companies Act there are no provisions that specifically prevent the issuance of preferred shares or any such other “poison pill” measures. Our memorandum and articles of association also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of ordinary shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under British Virgin Islands law, our directors in the exercise of their powers granted to them under our memorandum and articles of association and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of our company.
Directors’ Fiduciary Duties
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.
The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.
Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Companies Act or our memorandum and articles of association. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.
Pursuant to the BVI Companies Act and our memorandum and articles, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:
•	vote on a matter relating to the transaction;
•	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and
•	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.
In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Companies Act. Pursuant to Section 184B of the BVI Companies Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Companies Act or the memorandum or articles of association of the company, the British Virgin Islands Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Companies Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Companies Act a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.
Shareholder Action by Written Consent
Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association allow our shareholders holding 30% or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under British Virgin Islands law to hold shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.
Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the British Virgin Islands law, our memorandum and articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders. Directors can also be removed with cause by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.
Transactions With Interested Shareholders
The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and our memorandum and articles of association fails to expressly provide for the same protection afforded by the Delaware business combination statute.
Dissolution; Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Companies Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or directors, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.
Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by not less than 50 percent of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. For these purposes the creation, designation or issue of shares with rights and privileges ranking pari passu to an existing class of shares is deemed not to be a variation of the rights of such existing class and may in accordance with our memorandum and articles of association be effected by resolution of directors without shareholder approval.
Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.
Anti-Money Laundering Laws
In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.
We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.
If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act (Law Revision 2020). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

History of Share Capital
We were incorporated in the British Virgin Islands on June 25, 2010 and we were authorized to issue an unlimited number of ordinary shares with a par value of US$1.00 each at the time of incorporation. We issued 2,830,000 ordinary shares to certain founding shareholder. On April 21, 2022, such shares were acquired by Waton Corporation Limited through multiple transfers. On December 14, 2022, we issued 10,000,000 ordinary shares to Waton Corporation Limited for a consideration of HK$86,917,209.76.
On September 5, 2023, the Company repurchased 4,000,000 ordinary shares held by Waton Corporation Limited for a consideration of US$4,000,000.00. The total number of ordinary shares held by Waton Corporation Limited as of such date was 8,830,000 of par value of US$1.00 each.
On October 12, 2023, our board of directors approved the followings:
(i)	Issuance of 1 ordinary share in the Company to Waton Corporation Limited, at the end of which, there were 8,830,001 ordinary shares of par value of US$1.00 each held by Waton Corporation Limited;
(ii)
Repurchase of 8,830,000 ordinary shares of par value of US$1.00 each held by Waton Corporation Limited for a consideration of US$8,830,000.00, at the end of which, there was 1 ordinary share of par value of US$1.00 each held by Waton Corporation Limited;

(iii)
Issuance of 8,830 ordinary shares in the Company to Waton Corporation Limited for a consideration of US$8,830,000.00, at the end of which, there were 8,831 ordinary shares of par value of US$1.00 each held by Waton Corporation Limited;

(iv)
Repurchase of 1 ordinary share of par value of US$1.00 each held by Waton Corporation Limited for a consideration of US$1.00, at the end of which, there were 8,830 ordinary shares of par value of US$1.00 each held by Waton Corporation Limited;

(v)	Subdivision of each of the issued and unissued shares of par value of US$1.00 each in the Company into 1000 ordinary shares of par value of US$0.001 per share.
On March 22, 2024, the Company further repurchased 2,000,000 ordinary shares held by Waton Corporation Limited for a consideration of US$2,000,000.00. The total number of ordinary shares held by Waton Corporation Limited as of such date was 6,830,000 of par value of US$0.001 each.
As a result of the above changes and as of the date of this prospectus, there are 6,830,000 ordinary shares of par value of US$0.001 each (with a total paid up consideration of US$6,830,000.00) held by Waton Corporation Limited.

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, we will have [•] outstanding Ordinary Shares held by public shareholders, representing approximately [•]% of our Ordinary Shares and assuming no exercise of the underwriter’s over-allotment option. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Before our initial public offering, there has not been a public market for our Ordinary Shares, and while application has been made for the Ordinary Shares to be listed on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future.
Lock-Up Agreements
We have agreed not to, for a period of 2 years from the commencement of sale of this offering, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriter.
Furthermore, each of our directors, officers and all the principal shareholders (5% or more shareholders) of our Ordinary Shares (including our chief executive officer and chairman of the board), will enter into an identical lock-up agreement for a period of 2 years from the date on which the trading of the Ordinary Shares on the Nasdaq Stock Exchange commences, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.
Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.
Rule 144
All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.
In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.
A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:
•
1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately [•] shares immediately after this offering, or [•] shares if the underwriter exercises the over-allotment option in full; or

•	the average weekly trading volume of the Ordinary Shares on Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION
The following summary of the material British Virgin Islands, Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the British Virgin Islands, Cayman Islands, Hong Kong and the United States. To the extent that the discussion relates to matters of British Virgin Islands tax law and Cayman Islands tax law, it represents the opinion of Carey Olsen Singapore LLP, our British Virgin Islands and Cayman Islands counsel; to the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of Han Kun Law Offices LLP, our Hong Kong counsel. To the extent that the discussion relates to matters of U.S. federal tax law, it represents the opinion of Hunter Taubman Fischer & Li, LLC.
WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.
British Virgin Islands Taxation
The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the British Virgin Islands.
Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to British Virgin Islands income or corporation tax.
Hong Kong Enterprise Taxation
The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, each holder or prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult its own tax advisers regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States. Under the current laws of Hong Kong:
•	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.
•
Revenues gains from the sale of the Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•
Gains arising from the sale of the Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.
No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Under the current laws of the Cayman Islands, upon payments of dividend to the shareholders, no Cayman Islands withholding tax will be imposed.
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (IRS), with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:
•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a market-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	governments or agencies or instrumentalities thereof;
•	tax-exempt entities (including private foundations);
•	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
•	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;
•	persons holding their Ordinary Shares in connection with a trade or business outside the United States;
•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);
•	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;
•	investors that have a functional currency other than the U.S. dollar;
•
partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.
Passive Foreign Investment Company (“PFIC”) Consequences
A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:
•	at least 75% of its gross income for such taxable year is passive income; or
•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.
Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you will continue to be treated as a PFIC, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.
If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;
•
the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•
the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.
The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.
Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.
If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.
IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 129I) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.
You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.
Taxation of Dividends and Other Distributions on our Ordinary Shares
Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) above is satisfied coupled with the Ordinary Shares may be readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Taxation of Dispositions of Ordinary Shares
Subject to the passive foreign investment company rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.
Information Reporting and Backup Withholding
Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.
Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

UNDERWRITING
Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriter named below, for whom CATHAY SECURITIES, INC. (“Cathay”) is acting as the representative and sole book-running manager, have severally agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:
Underwriter	Number of Shares
CATHAY SECURITIES, INC.	[•]
Total	[•]
The underwriter is offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriter is obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s option to purchase additional shares described below.
We have granted to the underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to [•], or 15%, additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, the underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of the underwriter in the preceding table.
The underwriter will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[•] per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by Cathay. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.
Discounts and Expenses
The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional [•] Ordinary Shares.
	Per Share	Total Without Exercise of Over- allotment Option	Total With Full Exercise of Over- allotment Option
Initial public offering price	$[•]	$[•]	$[•]
Underwriting discounts to be paid by us (7.0%)	$[•]	$[•]	$[•]
Proceeds, before expenses, to us	$[•]	$[•]	$[•]
We have agreed to pay a non-accountable expense allowance of 1.0% in connection with this offering. We will also pay expenses relating to the offering, including the following: (i) all expenses incidental to the issuance and delivery of the Ordinary Shares offered (including all printing and engraving costs, if any), (ii) all fees and expenses of the clearing firm, registrar and transfer agent, (iii) all necessary issue, transfer and other stamp taxes in connection with the offering, (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors, (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the registration statement (including financial statements, exhibits, schedules, consents and certificates of experts), and (vi) all filing fees, attorneys’ fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Ordinary Shares for offer and sale under the state securities or blue sky laws.
In addition, the Company will also reimburse Cathay, promptly upon receipt of an invoice therefor, for out-of-pocket costs and expenses, in total up to One Hundred Eighty Thousand Dollars (US$180,000), including, but not limited to, (A) fees of legal counsel incurred by Cathay in connection with the offering; (B) all third-party due diligence costs, which may include the cost of any background checks; and (C) reasonable roadshow expenses. The Company has advanced Eighty Thousand Dollars (US$80,000) to Cathay to partially cover its out-of-pocket accountable expenses. The advances will be returned to the Company to the extent such out-of-pocket accountable expenses are not actually incurred or are less than the advances in accordance with FINRA Rule 5110(g)(4).
We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and expenses, will be approximately $[•].
Right of First Refusal
If, for the period beginning on the closing of the offering and ending 12 months after the commencement of the sales of the offering, the Company or any of its subsidiaries (a) decides to finance or refinance any indebtedness, Cathay (or any affiliate designated by Cathay) shall have the right to act as sole book-runner, sole manager, sole placement agent or sole agent with respect to such financing or refinancing; or (b) decides to raise funds by means of a public offering (including at-the-market facility) or a private placement or any other capital raising financing of equity, equity-linked or debt securities, Cathay (or any affiliate designated by Cathay) shall have the right to act as sole book-running manager, sole underwriter or sole placement agent for such financing.
Pricing of the Offering
Prior to the completion of this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the shares has been negotiated between us and the underwriter. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
Lock-up Agreements
We, our directors, executive officers and holders of 5% or more of our Ordinary Shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of six (6) months after the date of this prospectus, without the prior written consent of Cathay.
Electronic Offer, Sale and Distribution of Securities
A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.
Price Stabilization, Short Positions and Penalty Bids
In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriter may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under option to purchase additional shares. The underwriter can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriter may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
The underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.
Finally, the underwriter may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.
These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.
Passive Market Making
In connection with this offering, the underwriter may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.
Potential Conflicts of Interest
The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Other Relationships
The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriter and certain of its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.
In addition, in the ordinary course of their business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
In addition to the public offering of the Ordinary Shares in the United States, the underwriter may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.
Notice to Prospective Investors in Hong Kong
The Ordinary Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Ordinary Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in the British Virgin Islands
No invitation, whether directly or indirectly may be made to the public in the British Virgin Islands to subscribe for our Ordinary Shares.
Stamp Taxes
If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Electronic Distribution
In addition to the public offering of the Ordinary Shares in the United States, the underwriter may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

EXPENSES RELATING TO THIS OFFERING
Set forth below is an itemization of the total expenses, other than the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.
SEC Registration Fee	US$[•]
FINRA Filing Fee	US$[•]
Nasdaq Listing Fee	US$[•]
Legal Fees and Expenses	US$[•]
Accounting Fees and Expenses	US$[•]
Printing and Engraving Expenses	US$[•]
Miscellaneous Expenses	US$[•]
Total Expenses	US$[•]
We will pay all of our expenses of this offering.

LEGAL MATTERS
Certain legal matters as to United States federal securities and New York State law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to British Virgin Islands law will be passed upon for us by Carey Olsen Singapore LLP, our counsel as to British Virgin Islands law. Certain legal matters as to Cayman Islands law will be passed upon for us by Carey Olsen Singapore LLP. Certain legal matters as to PRC law will be passed upon for us by Global Law Office. Certain legal matters as to Hong Kong law will be passed upon for us by Han Kun Law Offices LLP. Kaufman & Canoles, P.C.is acting as U.S. counsel for the underwriter in connection with this offering.

EXPERTS
The consolidated financial statements of Waton Financial Limited as of and for the fiscal years ended March 31, 2024 and 2023 included in this prospectus and elsewhere in the registration statement have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, which contain a paragraph of “Emphasis of Matter” relating to significant transactions with related parties of the Company, and are included in reliance upon such report, given on the authority of said firm as experts in auditing and accounting. The office of UHY LLP is headquartered in Michigan, the United States.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On April 10, 2024, the board of directors received the resignation of MaloneBailey, LLP from its role as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal years ended March 31, 2022 and 2023. The board of directors did not take part in MaloneBailey, LLP’s decision to resign. On May 23, 2024, the board of directors approved the engagement of UHY LLP as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for each of the two most recent fiscal years ended March 31, 2023 and 2024.
MaloneBailey, LLP’s reports on our consolidated financial statements for the fiscal years ended March 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
Furthermore, during the Company’s two most recent fiscal years ended March 31, 2023 and 2024, there were (i) no disagreements with MaloneBailey, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to MaloneBailey, LLP’s satisfaction, would have caused MaloneBailey, LLP to make reference to the subject matter of the disagreement in connection with its reports and (ii) no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to design, implement and operate key controls over financial reporting process in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
The Company engaged UHY LLP as its new independent registered public accounting firm. During the Company’s two most recent fiscal years ended March 31, 2023 and 2024, neither the Company nor anyone on its behalf consulted UHY LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, in connection with which neither a written report nor oral advice was provided to the Company that UHY LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.
We have provided MaloneBailey, LLP with a copy of the disclosures made by us in response to Item 304(a) of Regulation S-K under the Exchange Act, and have requested that MaloneBailey, LLP furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by the registrant in response to this Item 304(a) of Regulation S-K under the Exchange Act and, if not, stating the respects in which it does not agree. A letter from MaloneBailey, LLP is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.
Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
The registration statements, reports and other information so filed can be obtained electronically by means of the SEC’s website at http://www.sec.gov. The information on that website is not a part of this prospectus.
No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

WATON FINANCIAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Waton Financial Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Waton Financial Limited and its subsidiaries (the Company) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for the recognition and measurement of credit losses as of April 1, 2022, due to the adoption of Accounting Standards Codification Topic 326, Financial Instruments – Credit Losses.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
As described in Note 2 and Note 8 to the consolidated financial statements, the Company has entered into significant transactions with its related parties. Our opinion is not modified with respect to this matter.
/s/ UHY LLP
We have served as the Company's auditor since 2024.
Irvine, California
September 6, 2024

WATON FINANCIAL LIMITED
CONSOLIDATED BALANCE SHEETS
(Amount in U.S. dollars, except for number of shares)
	As of March 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$4,948,090	$19,092,552
Cash segregated under regulatory requirements	5,704,096	9,766,690
Receivables from:
Clients	142,673	351,415
Clients − related party	12,916,766	5,538,025
Broker-dealers and clearing organization	355,232	4,223,573
Software licensing and related support services	—	662,429
Software licensing and related support services − related party	1,197,352	—
Prepaid expenses and other current assets	578,043	343,001
Total current assets	25,842,252	39,977,685
Property and equipment, net	211,021	16,342
Deferred tax assets	152,783	590,832
Operating lease right-of-use assets	975,510	7,650
Investment, cost	3,472,016	—
Equity method investment	770,308	—
Other assets	1,260,537	178,804
TOTAL ASSETS	$32,684,427	$40,771,313
Liabilities and Shareholders’ Equity
Current liabilities:
Payables to:
Clients	$1,528,426	$7,519,840
Clients − related party	13,867,823	7,101,004
Broker-dealers and clearing organization	2,207,066	5,538,257
Accrued expenses and other current liabilities	705,624	555,057
Amounts due to related parties	2,602,132	5,887,989
Operating lease liabilities, current	540,524	9,217
Total current liabilities	21,451,595	26,611,364
Operating lease liabilities, non-current	490,779	—
TOTAL LIABILITIES	21,942,374	26,611,364
Commitments and contingencies	—	—
Shareholders’ equity:
Ordinary shares ($0.001 and $1.00 par value per share as of March 31, 2024 and 2023, respectively; unlimited shares authorized, 6,830,000 and 12,830,000 issued and outstanding as of March 31, 2024 and 2023, respectively)*	6,830	12,830,000
Additional paid-in capital	7,901,170	1,078,000
Retained earnings	2,860,360	363,806
Accumulated other comprehensive loss	(26,307)	(111,857)
TOTAL SHAREHOLDERS’ EQUITY	10,742,053	14,159,949
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,684,427	$40,771,313
* The Company executed a share repurchase transaction, issued new shares, and conducted a share subdivision. See Note 10.
The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amount in U.S. dollars, except for number of shares)
	For the years ended March 31,
	2024	2023
Revenues
Brokerage and commission income	$6,472,535	$373,201
Brokerage and commission income – related party	1,757,731	1,707,334
Principal transactions and proprietary trading	(715,309)	—
Interest income	150,819	22,633
Interest income – related party	1,016,179	181,550
Software licensing and related support services income	176,303	667,951
Software licensing and related support services income – related party	1,197,551	2,786,105
Total revenues	10,055,809	5,738,774

Operating costs and expenses
Commissions and brokerage fees	401,843	77,045
Software licensing and related support outsourcing cost – related party	802,745	562,577
Interest expenses	158,441	18,041
Compensation and benefits	2,108,656	749,983
Share-based compensation expenses	—	379,867
Professional service fees	1,957,781	354,195
Market information	580,584	266,190
Lease costs	435,824	98,721
Other general and administrative expenses	666,741	165,702
Total operating costs and expenses	7,112,615	2,672,321

Operating income	2,943,194	3,066,453

Other (loss) / income:
Income From Foreign Currency Spread*	49,694	680,721
Others	(56,400)	48,392
Total other (loss) / income	(6,706)	729,113

Income before income tax expenses	2,936,488	3,795,566

Income tax expense	(439,934)	(714,861)
Net income	$2,496,554	$3,080,705

Net income per ordinary share
Basic and diluted	$0.24	$0.53
Weighted average ordinary shares outstanding
Basic and diluted	10,469,344	5,788,904

Net income:	$2,496,554	$3,080,705
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	85,550	(117,463)
Total comprehensive income	$2,582,104	$2,963,242
* Refer to Note 8 to the consolidated financial statements.
The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in U.S. dollars, except for number of shares)
	Ordinary Shares		Additional paid-in capital	(Accumulated deficit) Retained earnings	Accumulated other comprehensive income/(loss)	Total shareholders’ equity
	Share	Amount
Balance as of April 1, 2022	2,830,000	$2,830,000	$698,133	$(2,716,899)	$5,606	$816,840
Net income	—	—	—	3,080,705	—	3,080,705
Share-based compensation	—	—	379,867	—	—	379,867
Issuance of ordinary shares for cash	10,000,000	10,000,000	—	—	—	10,000,000
Foreign currency translation adjustment	—	—	—	—	(117,463)	(117,463)

Balance as of March 31, 2023	12,830,000	$12,830,000	$1,078,000	$363,806	$(111,857)	$14,159,949
Net income	—	—	—	2,496,554	—	2,496,554
Share-based compensation	—	—	—	—	—	—
Repurchase and retirement of ordinary shares	(6,000,000)	(4,002,000)	(1,998,000)	—	—	(6,000,000)
Impact from recapitalization*		(8,821,170)	8,821,170			—
Foreign currency translation adjustment	—	—	—	—	85,550	85,550

Balance as of March 31, 2024	6,830,000	$6,830	$7,901,170	$2,860,360	$(26,307)	$10,742,053
*	The Company executed a share repurchase transaction, issued new shares, and conducted a share subdivision. See Note 10.
The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars, except for number of shares)
	For the years ended March 31,
	2024	2023
Cash flows from operating activities:
Net income	$2,496,554	$3,080,705
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	67,070	5,551
Amortization of operating right-of-use assets	369,457	89,336
Share-based compensation	—	379,867
Deferred income taxes	439,934	714,861
Changes in operating assets and liabilities:
Receivables from clients, including related parties	(7,206,712)	(5,762,828)
Receivables from broker-dealers and clearing organization	3,935,524	(4,187,527)
Receivables from software licensing and related support services	(532,981)	(663,358)
Prepaid expenses and other current assets	213,282	(259,822)
Other assets	(284,194)	(121,088)
Payables to clients, including related parties	(2,008,708)	12,230,569
Payables to broker-dealers and clearing organization	(3,348,732)	5,467,408
Accrued expenses and other current liabilities	151,547	519,225
Amounts due to related parties	158,623	564,752
Operating lease liabilities	(315,227)	(89,635)
Net cash (used in) provided by operating activities	(1,847,147)	11,968,016

Cash flows from investing activities:
Purchase of property and equipment	(262,091)	(4,978)
Loan to ST MA Ltd*	(445,893)
Purchase of investments	(7,501,453)	—
Net cash used in investing activities	(8,209,437)	(4,978)

Cash flows from financing activities:
Proceeds from borrowings from a related party	—	2,977,972
Repayment of borrowings from a related party	(1,500,000)
Payment for deferred offering costs	(797,170)
Proceeds from issuance of ordinary shares	—	10,000,000
Repurchase and retirement of ordinary shares	(6,000,000)	—
Principal payment for finance lease	(2,298)	(2,521)
Net cash (used in) provided by financing activities	(8,299,468)	12,975,451
Effect of exchange rate changes	148,996	(131,452)
Net (decrease) increase in cash, cash equivalents and cash segregated under regulatory requirements	(18,207,056)	24,807,037
Cash, cash equivalents and cash segregated under regulatory requirements at the beginning of the year	28,859,242	4,052,205
Cash, cash equivalents and cash segregated for regulatory requirements at the end of the year	$10,652,186	$28,859,242
*	Refer to Note 8 to the consolidated financial statements.
The accompanying notes are an integral part of the consolidated financial statements.

	For the years ended March 31,
	2024	2023

Reconciliation of cash, cash equivalents and cash segregated under regulatory requirements
Cash and cash equivalents	4,948,090	19,092,552
Cash segregated under regulatory requirements	5,704,096	9,766,690
Cash, cash equivalents and cash segregated under regulatory requirements at the end of year	10,652,186	28,859,242

Supplemental disclosure of cash flow information:
Income taxes paid	$—	$—
Interest paid	$158,441	$18,041

Supplemental schedule of non-cash investing and financing activities
Obtaining operating right-of-use assets in exchange for operating lease liabilities	$1,344,906	$110,080
Non-cash settlement with a related party in exchange for an investment	$1,982,709	$—
Non-cash settlement with a third party in exchange for an investment	$1,278,021	$—
The accompanying notes are an integral part of the consolidated financial statements.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
1.	ORGANIZATION AND DESCRIPTION OF BUSINESS
Waton Financial Limited (“Waton Financial” or the “Company”), is a holding company incorporated in the British Virgin Islands with limited liability on June 25, 2010 under the original name of “IAM Group Inc.”, which name was changed to “Waton Financial Limited” on July 5, 2023, and conducts its business mainly through its subsidiaries in Hong Kong (hereafter, the “Group”), namely Waton Securities International Limited (“WSI”). WSI principally engaged in the provision of (i) securities brokerage and distribution services, margin financing services and other ancillary services; and (ii) software licensing and related support services, including licensing of trading platform applications, upgrades and enhancements, maintenance and other related services to securities brokers and financial institutions. Since September 2023, Waton Technology International Limited (“WTI”) has engaged in the provision of software licensing and related support services, including licensing of trading platform applications, upgrades and enhancements, maintenance and other related services to securities brokers and financial institutions.
As of March 31, 2024, the Company’s subsidiaries are as follows:
Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
Waton Securities International Limited (“WSI”)	April 28, 1989	Hong Kong	100%	Broker services and software licensing and related support services
Infast Asset Management Limited (“IAM”)*	October 30, 2012	Hong Kong	100%	No substantial business
Waton Investment Global SPC (“WIG SPC”)*	May 12, 2022	Cayman Islands	100%	No substantial business
Waton Technology International Limited (“WTI”)	February 24, 2023	Hong Kong	100%	Software licensing and related support services
Waton Sponsor Limited	September 7, 2023	British Virgin Island (“BVI”)	100%	Sponsor of a special purpose acquisition company
Love & Health Limited**	October 3, 2023	Cayman Islands	100%	Special Purpose Acquisition Company
Descart Limited	February 23, 2024	United States	100%	General holding
*	A subsidiary of WSI
**	As of March 31, 2024, Love & Health Limited has not completed its intended initial public offering with Nasdaq.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation
The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).
(b)	Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation. Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(c)	Use of estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. These estimates are based on information available as of the date of the consolidated financial statements. Accounting estimates required to be made by management include, but not limited to, recognition of software licensing and related support services income, allowance for credit losses, valuation of share-based compensation, income taxes and valuation for investments. Actual results could differ from those estimates.
(d)	Foreign currency translation and transaction
The reporting currency and the functional currency of the Company is the United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The functional currency of the Company’s subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities.
The financial statements of the subsidiaries with non-U.S. dollar functional currencies are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. The equity denominated in the functional currency was translated at the historical rate of exchange at the time of the capital contribution. Because cash flows were translated based on the average exchange rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Cumulative translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Gains and losses from foreign currency transactions are included in the consolidated statements of operations.
(e)	Cash and cash equivalents
Cash and cash equivalents represent cash on hand and deposits with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.
(f)	Cash segregated under regulatory requirements
Cash segregated under regulatory requirements represents bank balances that the company holds on behalf of its clients. The Group maintains segregated accounts with banks in Hong Kong to hold its clients’ monies arising from its ordinary course of business. These segregated clients’ monies are strictly restricted for clients’ transactions and governed by the Securities and Futures (Client Money) Rules under the Hong Kong Securities and Futures Ordinance (“HKSFO”).
(g)	Receivables from and payables to clients
Receivables from and payables to clients include amounts due and owed on cash and margin transactions on a trade-date basis. Receivables from clients include margin loans to securities brokerage clients and other trading receivables. WSI engages in margin financing transactions with its clients. Margin loans generated from margin lending activity for securities traded in the secondary market are collateralized by client-owned securities held in client’s accounts. WSI monitors the required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines. Under applicable agreements, clients are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions.
The Group elected the practical expedient for FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC 326”) which permits it to compare the amortized cost basis of the loaned amount with the fair value of collateral received at the reporting date to measure the estimate of expected credit losses. The Group had no credit losses reserve for its receivables from clients as of March 31, 2024 and 2023. Securities beneficially owned by clients, including those that collateralize margin or other similar transactions, are not reflected on the consolidated balance sheets.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(h)	Receivables from and payables to broker-dealers and clearing organization
Receivables from and payables to clearing organization include receivables and payables from unsettled trades on a trade-date basis, including amounts receivable for securities trades not delivered by WSI to the purchaser by the settlement date and amounts payable for securities not received by WSI from a seller by the settlement date.
No allowance was recognized on the receivables from broker-dealers and clearing organization for the years ended March 31, 2024 and 2023.
Payables to broker-dealers represent margin loan that WSI borrowed from broker-dealers by repledging or sell-and-repurchase the securities that pledged by its margin clients.
(i)	Receivables from software licensing and related support services
Receivables from software licensing and related support services primarily consist of amounts due for services already performed and are recorded at the invoiced amount and do not bear interest. The Group maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the expected credit loss, management considers historical losses adjusted to take into account current and future market conditions and the customers’ financial condition, the amount of receivables in dispute and customer paying patterns. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Aging of receivables from software licensing and related support services was within 12 months as of March 31, 2024 and within 1 month as of March 31, 2023, respectively. No allowance was recognized on the receivables from software licensing and related support services for the years ended March 31, 2024 and 2023.
(j)	Current expected credit losses
The Group follows ASC 326, Financial Instruments–Credit Losses which applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Group is exposed to credit risk as a result of a present obligation to extend credit. The impact to the periods presented is not material since the Group’s in-scope assets are primarily subject to collateral maintenance provisions for which the Group elected to apply the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.
(k)	Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:
Category	Estimated useful lives
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Shorter of useful life and lease term
Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use.
Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized. Any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of operations in the period the asset is derecognized.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(l)	Software Development Costs
FASB ASC 985-20-25 requires software development costs to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when an entity has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Group’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore, software development costs are generally expensed as incurred.
(m)	Impairment of long-lived assets
The Group reviews its long-lived assets, including property and equipment and right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these long-lived assets for the years ended March 31, 2024 and 2023.
(n)	Investment, cost
The Group measures its equity investment in a company that does not have a readily determinable fair value, and does not have the ability to excise significant influence using cost method under the measurement alternative, which is defined as cost, less any impairments, a plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.
During the fiscal year ended March 31, 2024, WSI entered into Share Subscription Agreements and Shareholder Agreements to acquire less than 1% of Series C Preferred Shares of New Markets (BVI) Limited (“Microconnect”) for a total consideration of $6.8 million and subsequently during the same fiscal year, WSI sold the Series C Preferred Shares to the Company, one of its related parties, and a third party for $3.5 million, $2.0 million, and $1.3 million respectively, with no gain or loss recognized for the year ended March 31, 2024. The Company determined it has no significant influence in Microconnect and there is no readily determinable fair value of this investee. No impairment was recognized for the year ended March 31, 2024.
(o)	Equity method investments
The Group accounts for an equity method investment over which it has significant influence but does not have a controlling financial interest and of which it is not the primary beneficiary. The Group’s share of the investee’s profit and loss is recognized in the consolidated statements of operations. During the year ended March 31, 2024, the share of investee’s profit and loss was not material.
The Group assesses its equity method investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other entity-specific information.
(p)	Deferred offering costs
Deferred offering costs are incurred in connection with the planned initial public offerings (“IPOs”), of the Company, and of its subsidiary, Love and Health Limited, a SPAC entity, including legal, underwriting, and other IPO-related costs. Upon completion of the IPO, these deferred offering costs will be reclassified to shareholders’ equity. If the Company terminates its planned IPO or if there is a significant delay, all of the deferred offering costs will be immediately written off to expenses in the consolidated statements of operations. Deferred offering costs were $0.8 million and nil as of March 31, 2024, and 2023, respectively, and were recorded in other assets.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(q)	Fair value measurement
The Group performs fair value measurements in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
•	Level 1 - Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.
•	Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly.
•	Level 3 - Unobservable inputs which are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
As of March 31, 2024 and 2023, the carrying values of cash and cash equivalents, cash segregated under regulatory requirements, receivables from clients, receivables from broker-dealers and clearing organization, receivables from software licensing and related support services, prepaid expenses and other current assets, payables to clients, payables to broker dealers and clearing organization, accrued expenses and other current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.
(r)	Revenue recognition
The Group generates its revenues as follows:
Brokerage and commission income
WSI earns fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction, brokerage commission is recognized at a point in time when the performance obligation has been satisfied by the completion of trades and the service has been passed to the customer. Brokerage commission income is accrued on a trade-date basis because this is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. The commission fees are directly charged from the customer’s account when the transactions are settled. The securities trading transaction could not be cancelled once it is executed and is not refundable.
Handling charge income arises from services such as clearing and settlement services, new share subscription services in relation to initial public offerings (“IPO”), and dividend collection services, are accrued on a trade-date basis or at the completion of transaction. Clearing and settlement service income is recognized at a point in time when the transactions are executed. The transaction price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully complete IPO subscription on behalf of customers. The transaction price of new share subscription services is a fixed amount per IPO subscription order and no variable consideration exists in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by WSI on behalf of customers. When WSI receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Divided collection handling income is charged at a fixed percentage of divided collected. Handling income is directly charged from the client’s account when the transactions are settled.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
WSI also provides bond distribution services by acting as a manager, a placement agent or a non-syndicate capital market intermediary, to procure subscribers to subscribe and pay for bonds in principal amounts, in return for commission income. WSI enters into a distinct subscription agreement with its customers, i.e. corporate issuers, for the provision of bond distribution services. The distribution service is distinct and is identified as one performance obligation. As stipulated in the subscription agreement, WSI will charge a distribution commission income based on certain percentage of the funds raised in the transaction. For certain lower profile projects that will not be listed on relevant exchanges, WSI will reduce its exposure by entering non-syndicate capital market intermediary agreements with the global coordinators or a manager, as a sub-distributor for them.
Revenue from providing bond distribution services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of the public offering, i.e., listing of the bond on relevant exchanges, or the acceptance by the global coordinator or lead manager for non-syndicate projects. During the year ended March 31, 2024, receivables from revenues related to bond distribution services were fully collected.
WSI generally offers no discount to its brokerage and commission clients.
Principal transactions and proprietary trading
Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned are reported at fair value generally based upon quoted prices. Realized and unrealized changes in fair value are recognized in principal transactions, net in the period in which the change occurs.
As of March 31, 2024 and 2023, WSI did not hold any financial instruments in relation to principal transactions and proprietary trading. During the years ended March 31, 2024 and 2023, WSI has reported a principal transaction and proprietary trade loss of $0.7 million and nil, respectively.
Interest income
WSI earns interest income primarily from the margin financing services it offered in relation to the securities brokerage services. Margin financing services refer to the margin loans provided by WSI to its clients for their purchase of securities on the secondary market or for their subscription to shares offered under IPOs. WSI acts as a principal in such transactions. Interest income is recognized with a fixed percentage over the period that the financing amount is outstanding.
Software licensing and related support services income
WSI’s and WTI’s contracts typically involve the sales of on-premise licenses (“software licensing”), and often bundled with maintenance and support services (“M&S”), which are typically capable of being distinct. If goods or services are determined to be distinct, they are accounted for as separate performance obligations. Perpetual on-premise licenses of broker-dealer business related software permit customers to use the software as it exists. The licenses are usually priced as a fixed upfront fee based on the level of complexity and functionalities. The customers take possession of the software, which provides a mature interface to licensed broker-dealer companies for securities trading in a mobile application. Revenues from on-premise licenses are recognized at a point in time when the software is made available to the customer to download or use. WSI and WTI also provide maintenance and support service for customers who purchase on-premise licenses at the option of the customers. These services include troubleshooting, technical support, and the right to receive unspecified software updates. Revenues from maintenance and support services are recognized ratably over the term of the contracts because WSI and WTI are obligated to make the maintenance and support services available continuously throughout the contract period, and the customers simultaneously receive and benefit from these services throughout the contract period. WSI entered a bundled arrangement with Wealth Guardian Investment Limited (“WGI”), which includes promises to deliver a software license and to provide updates that are critical to the core functionality of the license and are essential to fulfilling the intended purpose of the license. The Group determines the updates are highly interdependent or interrelated with the license and should be combined with the license as a single performance obligation. Revenue for this contract was recognized over time based on the output method.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
Revenues from such arrangements are recognized over time.
Revenues under the bundled arrangements are allocated based on the relative stand-alone selling prices (“SSP”) of on-premise license and maintenance and support services. The SSP for on-premise licenses is estimated based on observable transactions when those services are sold on a standalone basis. The SSP of M&S is typically estimated using the adjusted market assessment approach. The Group considers a competitor’s pricing for similar services in the market, adjusted for the Group’s position in the market, expected profit margin and cost structure.
Contracts are generally fixed price and may be invoiced on a regular basis ranging from monthly to semi-annually, with standard payment terms ranging from 30 to 90 days. The timing of revenue recognition may differ from the timing of invoicing customers due to the existence of these invoicing practices as well as the requirement to recognize revenue on a relative stand-alone selling price basis.
WSI and WTI act as a principal in the forgoing contracts as they are primarily responsible for fulfilling the promise to provide the goods or services to the customers.
Contract assets and liabilities
The Group records a contract asset when revenue is recognized prior to invoicing. The Group’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the performance obligations are satisfied. As of March 31, 2024, and 2023 and April 1, 2022, the Group did not have any contract assets. During the year ended March 31, 2024, the Group received $600,000 from the sale of a software license to one of our customers. As of March 31, 2024, the software licenses had not yet been delivered to the customer, and the $600,000 was recognized as contract liabilities, included in accrued expenses and other current liabilities. For the year ended March 31, 2023, the Group did not receive any consideration before transferring goods or services to customers and had no contract liabilities as of March 31, 2023.
(s)	Operating costs and expenses
Operating costs and expenses consist primarily of (i) commissions and brokerage fees (ii) interest expenses, (iii) software licensing and related support outsourcing cost, (iv) other general and administrative expenses.
Commission and brokerage expenses are charged by clearing organization and/or executing brokers for clearing and settlement services, are accrued on a trade-date basis and are expensed as incurred. Interest expenses primarily consist of interest expenses of borrowings from financial institutions paid to fund the Group’s margin financing business. Software licensing and related support outsourcing cost represent outsourced software licensing and related support services charged by a sub-contractor, which is a related party of the Group. Other general and administrative expenses mainly consist of staff compensation and benefits, lease costs, professional service fees and other general operating expenses.
(t)	Other (loss)/income
Other (loss)/income mainly consists of income from foreign currency spread and income or loss from foreign currency transaction. The foreign currency spread is the income WSI generates from the bid/ask price difference during the currency transactions at specific points in each transaction. Foreign currency balances are assets and liabilities in currencies other than the functional currency of each entity that comprises the Group. At every reporting date, the Group revalues its foreign currency balances to its functional currency at the spot exchange rate and records the associated foreign currency gains and losses.
(u)	Leases - Lessee
The Group determines whether an arrangement is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or an operating lease. Lease terms of certain operating leases include the non-cancellable period for which the Group has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
Under FASB ASC 842, lessees are required to recognize the following for all leases on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Group has elected not to present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that the Group is reasonably certain to exercise.
The Group estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Group considers publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.
The Group has not elected the practical expedient to combine lease and non-lease components in the determination of lease expense for leases for office and employee residence. For operating lease, lease expense is recognized on a straight-line basis over the lease term. For finance lease, the right-of-use assets is amortized on a straight-line basis over the shorter of the remaining life of the asset or the life of the lease, with such amortization included in general and administrative expenses of the Group’s consolidated statement of operations.
(v)	Income taxes
Income taxes are accounted for using an asset and liability method in accordance with FASB ASC Topic 740, “Income Taxes”. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
Under the provisions of FASB ASC 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The Group recognizes interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes.
(w)	Segment Reporting
ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker (“CODM”) organizes segments within the company for making operating decisions assessing performance and allocating resources. The Group’s CODM is a management committee comprised of senior executives, allocated resources and assessed performance based upon consolidated financial information and therefore the Group has determined it has a single operating and reportable segment.
As of March 31, 2024 and 2023, and for the years then ended, all long-lived assets and all of the revenues generated are attributed to the Group’s operation in Hong Kong.
(x)	Share-based compensation
The Group accounts for share-based compensation awards in accordance with FASB ASC 718, “Compensation - Stock Compensation”. The Group also recognizes compensation cost in its financial statements in situations

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
where the share-based awards are issued by the parent company of the Group for services the employee provided to the Group. The cost of services received from employees in exchange for awards of equity instruments is recognized in the consolidated statement of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the vesting period. The Group records forfeitures as they occur.
(y)	Related parties and transactions
The Group identifies related parties, and accounts for, discloses related party transactions in accordance with FASB ASC 850, “Related Party Disclosures” and other relevant ASC standards.
Parties, which can be a corporation or individual, are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.
Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.
(z)	Earnings per share
The Group computes earnings per share in accordance with FASB ASC 260, “Earnings per Share”. Basic earnings per share are computed by dividing net income by the weighted average ordinary shares outstanding during the period. Diluted income per share is computed by dividing net income by the weighted average number of ordinary shares, ordinary share equivalents and potentially dilutive securities outstanding during each period. Ordinary share equivalents are not included in the calculation of diluted loss per share if their effect would be anti-dilutive. As of March 31, 2024 and 2023, there were no dilutive shares.
(aa)	Comprehensive income (loss)
FASB ASC 220, “Comprehensive Income” establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of cumulative foreign currency translation adjustments.
(ab)	Concentration and credit risk
Financial instruments that potentially subject the Group to concentration of credit risk consist of cash accounts held with financial institutions in Hong Kong. Cash segregated under regulatory requirements is deposited in reputable financial institutions as required by the Hong Kong Securities and Futures Ordinance. At times, these accounts may exceed the maximum coverage limit of approximatively $64,000 (HKD 500,000) under the Deposit Protection Scheme introduced by the Hong Kong Government. The Group has not experienced any losses in these accounts and management believes that these financial institutions are of sound credit quality and the Group is not exposed to any significant credit risk on these accounts.
The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by Group of counterparties that share similar attributes.
We are exposed to concentration risks with specific counterparties.
(i)	Major customer
For the years ended March 31, 2024 and 2023, customer A, a related party, accounted for 39.5% and 81.5% of the Group's total revenues, respectively.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
(ii)	Major supplier
There was one sole related party supplier for software licensing and related support outsourcing services, who accounted for 11.3% and 21.1% of total operating costs and expenses for the years ended March 31, 2024 and 2023, respectively.
(iii)	Receivables
As of March 31, 2024, customer A, a related party, accounted for 96.6% of the total balance of receivables, including balances from client, broker-dealers and clearing organizations and software licensing and related support service. As of March 31, 2023, customer A and customer B accounted for 51.4% and 39.2% of the total balance of receivables, respectively.
(ac)	Risks and uncertainties
The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Group’s operations.
(ad)	Recent accounting pronouncements
We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.
Recently adopted accounting pronouncements
In April 2019, the FASB issued Accounting Standards Updates (“ASU”) 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326) Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. This standard replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Group has adopted ASC Topic 326 on April 1, 2023 requiring a cumulative-effect adjustment on retained earnings, if any, as of April 1, 2023. The Group concludes that the adoption of this ASU did not have a material impact on these consolidated financial statements and no allowance for expected credit losses were recognized as of April 1, 2023.
Recently issued accounting pronouncements
In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Group is currently evaluating the impact of the guidance on the disclosures in the Group’s consolidated financial statements.
In December 2023, FASB issued ASU 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. The Group is currently evaluating the impact of the update on the Group’s consolidated financial statements and related disclosures.
Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the Group’s consolidated financial statements.
3.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consist of the following:
	As of March 31,
	2024	2023
Office equipment	$228,807	$220,581
Furniture and fixtures	33,443	14,949
Leasehold improvement	306,825	73,637
Property and equipment, gross	569,075	309,167
Less: accumulated depreciation	(358,054)	(292,825)
Total property and equipment, net	$211,021	$16,342
Depreciation expense was $67,070 and $5,551 for the years ended March 31, 2024 and 2023, respectively.
4.	Equity method investment, net
During the year ended March 31, 2024, WSI acquired a 55% interest in LeFeng Hainan Private Equity Fund Management Limited; (“LeFeng”). WSI does not have the requisite voting power of two thirds or more to control LeFeng pursuant to its articles of association and cannot remove the existing sole director appointed by the other shareholder holding a 45% equity interest without cause. WSI’s obligation to absorb losses of, or the right to receive benefits from, the investee is limited to its capital investments or its rights to receive sharing of profit from the investee based on its proportionate share of the capital contributions. The Group determined it has ability to exercise significant influence over its financial and operating polices and therefore accounted for this investment under equity method. During the year ended March 31, 2024, the share of operating result under equity method has not been material, as LeFeng has no operations since its incorporation on February 22, 2024.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
Below is a table showing the summary from the consolidated statements of operations and financial condition for Lefeng:
	For the years ended March 31,
	2024	2023
Revenue	$—	$—
Operating loss	$43,581	$—
Net loss	$43,580	$—
	As of March 31,
	2024	2023
Assets	$1,227,852	$—
Liabilities	$6,376	$—
Shareholder’s Equity	$1,221,476	$—
5.	LEASES
The Group has operating leases for its offices with terms ranging from two to three years. In April and September 2023, the Group entered into two new lease agreements, one for its corporate headquarters at Harbor City, Hong Kong, and the other for employee residence. The Group also has a finance lease for a printer, which is deemed not material for accounting purposes.
The components of lease costs are as follows:
	For the years ended March 31,
	2024	2023
Operating lease costs	$435,824	$98,721
The following table presents supplemental information related to the Group’s leases:
	For the years ended March 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$382,675	$90,575
Lease term and discount rate
Weighted average remaining lease term (years)
Operating leases	1.82	0.08
Weighted average discount rate
Operating leases	5.13%	5.13%
As of March 31, 2024, the future maturity of lease liabilities is as follows:
Years ended March 31,	Operating lease
2025	$580,896
2026	473,542
2027	30,515
Total lease payments	1,084,953
Less: interest	(53,650)
Present value of lease liabilities	1,031,303
Less: Operating lease liabilities, current	540,524
Operating lease liabilities, non-current	$490,779

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
6.	Income taxes
British Virgin Islands (“BVI”)
The Company incorporated in the BVI is not subject to tax on income or capital gain. In addition, payments of dividend by the Company to its shareholders are not subject to withholding tax in the BVI.
Cayman Islands
Under the current laws of the Cayman Islands, the Group’s subsidiary is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
The Company’s principal subsidiaries are incorporated in Hong Kong and are subject to Hong Kong profits tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profit tax rates regime, the first HK$2 million assessable is subject to Hong Kong profits tax at a rate of 8.25%, and the remaining profits are subject to a rate of 16.5%. The profits of Group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. The tax impact of two-tiered tax bucket is deemed immaterial to the Group. The provision for Hong Kong Profits Tax is calculated by applying the estimated annual effective tax rate of 16.5%. Additionally, dividend payments by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.
The income tax provision consisted of the following components:
	For the years ended March 31,
	2024	2023
Current income tax expense	$—	$—
Deferred income tax expense	439,934	714,861
Total income tax expense	$439,934	$714,861
A reconciliation between the Group’s effective income tax rate and the provision under Hong Kong statutory tax rate is as follows:
	For the years ended March 31,
	2024	2023
Income before income tax expenses	$2,936,488	$3,795,565
Tax at applicable income tax rate (16.5%)	484,521	626,268
Tax effect of different tax rates in other jurisdictions	(76,256)	(3,151)
Tax effect on non-taxable income	(404)	(828)
Tax effect on non-deductible expenses	32,073	92,572
Income tax expense	$439,934	$714,861
As of March 31, 2024 and 2023, the significant components of the deferred tax assets were summarized below:
	As of March 31,
	2024	2023
Net operating loss carried forward	$144,040	$583,414
Others	8,743	7,418
Subtotal	152,783	590,832
Less: valuation allowance	—	—
Total deferred tax assets	$152,783	$590,832

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Group regularly assesses the ability to realize its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Group weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.
As of March 31, 2024 and 2023, the Group had accumulated net operating loss carryforwards of $0.9 million and $3.6 million, respectively. For entities incorporated in Hong Kong, net loss can be carried forward indefinitely. No valuation allowance has been made for these deferred tax assets because management believes it is probable that the benefit of potential tax assets will be utilized by the Group.
Uncertain tax positions
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The Group continues to assess the uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances. As of March 31, 2024 and 2023, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months.
7.	DISAGGREGATED REVENUE
In addition to the information shown in the above disclosures, the revenue from contracts with customers within FASB ASC 606 and other sources of revenue is disaggregated as follow:
	For the Years Ended March 3l,
	2024			2023
	Point in time	Over time	Total	Point in time	Over time	Total
Revenue from contracts with customers
Brokerage and commission income
Brokerage commission and handling charge income*	$644,861	$—	$644,861	$373,201	$—	$373,201
Brokerage commission and handling charge income – related party*	1,757,731	—	1,757,731	1,707,334	—	1,707,334
Bond distribution commission income	5,827,674	—	5,827,674	—	—	—
Margin financing services
Interest income	—	150,819	150,819	—	22,633	22,633
Interest income – related party	—	1,016,179	1,016,179	—	181,550	181,550
Software licensing and related support services
Software license	—	—	—	667,951	—	667,951
Software license – related party	—	—	—	50,000	1,542,060	1,592,060
M&S	—	176,303	176,303	—	—	—
M&S – related party	—	1,197,551	1,197,551	—	1,194,045	1,194,045
Other sources of revenue
Principal transactions & proprietary trading	—	(715,309)	(715,309)	—	—	—
Total revenues	$8,230,266	$1,825,543	$10,055,809	$2,798,486	$2,940,288	$5,738,774
* Total handling charge income, including amounts from a related party, was $221,000 and $113,000 for the years ended March 31, 2024, and 2023, respectively.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
8.	RELATED PARTY TRANSACTIONS
The table below sets forth major related parties of the Group and their relationships with the Group.
Names of related parties	Relationship
Zhou Kai	Principal shareholder, chief technology officer, chairman of the board
Shenzhen Jinhui Technology Co., Ltd. (“Shenzhen Jinhui”)	A company controlled by Zhou Kai
Wealth Guardian Investment Limited (“WGI”)
The Group is able to exercise significant influence over WGI because two individuals, who are the senior management of WGI, are the shareholders of the Company holding more than or approximately 10% aggregate equity interests

Waton Trust Limited	An entity Zhou Kai acted as a director
ST MA Ltd	The Company’s shareholder, ST MA Ltd, ceased to be a shareholder in June 2023
Transactions with WGI
The Group conducts material transactions with WGI through WSI and/or WTI, which entities are services providers for WGI. These transactions are as follows:
	As of March 31,
	2024	2023
Receivables – clients clients – unsettled trade	$11,043,210	$5,538,025
Receivables – clients – margin loan (net)(i)(ii)	1,873,556
Receivables – software licensing and related support services	1,197,352	—
Receivables – Total(iii)	$14,114,118	$5,538,025
Payables – brokerage services	$13,867,823	$7,101,004
(i)	The amount includes margin loan receivables of $3.6 million, net of client payables amounting to $1.7 million as of March 31, 2024.
(ii)	WSI extended a credit line of $4.3 million to WGI for margin transactions during the year ended March 31, 2024.
(iii)
As of the date of this report, receivables from this customer, including margin loan receivables, have been either fully collateralized by the client-owned securities held in the customer’s account or fully collected.

	For the years ended
	2024	2023
Revenues – brokerage commission and handling charge income	$1,757,731	$1,707,334
Revenues – interest income	1,016,179	181,550
Revenues – software licensing and related support services	1,197,551	2,786,105
Total	$3,971,461	$4,674,989
For the years ended March 31, 2024, and 2023, substantially all of WSI’s income from foreign currency spreads was derived from WGI through the bid/ask spread on converting WGI’s deposits.
Due from ST MA Ltd
In April 2023, the Company made a loan in the amount of $447,000 (approximately HK$3.5 million) to ST MA LTD, a related party as of that time. The loan is unsecured, bears no interest and is due on demand. ST MA LTD ceased to be a related party in June 2023 because ST MA LTD ceased to be a shareholder of the Company. The amount due from ST MA Ltd. was recorded in prepaid expenses and other current assets as of March 31, 2024.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
Due to related parties
	As of March 31,
	2024	2023
Zhou Kai(i)	$1,830,092	$5,276,423
Shenzhen Jinhui(ii)	772,040	611,566
Due to related parties	$2,602,132	$5,887,989
(i)
The balance represents borrowings from Zhou Kai for the Group’s daily operational purposes. The borrowings are interest-free, unsecured and due on demand. During the years ended March 31, 2024 and 2023, the Group borrowed from Zhou Kai of $1.8 million and $5.3 million, respectively. During the year ended March 31, 2024, the Group disposed certain portion of its other investment to ZHOU Kai at a consideration of approximately $2.0 million and the amount was settled with payable with ZHOU Kai. The outstanding balance of $1.8 million as of March 31, 2024 due to Zhou Kai were subsequently repaid.

(ii)
The balance represents unpaid service fees to Shenzhen Jinhui, a service provider and sub-contractor of the Group’s project management services. Based on the services agreement, Shenzhen Jinhui charges the Group certain percents of markup above its costs relating to service provided to the Group. During the year ended March 31, 2024 and 2023, the Group purchased outsourcing and related support services of approximately $0.7 million and $0.6 million from Shenzhen Jinhui which were recorded as software licensing and related support outsourcing costs.

9.	SHAREHOLDERS’ EQUITY
Ordinary Shares and recapitalization
The Company was incorporated on June 25, 2010 and is authorized to issue an unlimited number of ordinary shares. The total number of issued and outstanding ordinary shares of the Company as of April 1, 2022, was 2,830,000 with a par value of $1. On December 14, 2022, the Company issued an additional 10,000,000 ordinary shares at $1 per share to Waton Corporation for $10,000,000. As of March 31, 2023, the issued and outstanding ordinary shares of the Company were 12,830,000, with a par value of $1. During the year ended March 31, 2024, the Company executed the following transactions:
-	On September 3, 2023, the Company repurchased 4,000,000 ordinary shares for $4,000,000 from Waton Corporation and retired all repurchased shares.
-
On September 28, 2023, the Company repurchased and retired 8,300,000 ordinary shares from Waton Corporation and issued 8,830 new ordinary shares with a par value of $1 to Waton Corporation. On the same day, the Company executed a one thousand-for-one stock split of its ordinary shares, pursuant to which the total number of outstanding shares increased from 8,830 to 8,830,000, and the par value of ordinary shares decreased from $1 to $0.001 (referred to as “recapitalization”).

-	On March 22, 2024, the Company repurchased 2,000,000 ordinary shares for $2,000,000 from Waton Corporation and retired all repurchased shares.
As of March 31, 2024, the Company’s issued and outstanding ordinary shares were 6,830,000 with a par value of $0.001.
10.	COLLATERALIZED TRANSACTIONS
WSI engages in margin financing transactions with its clients. Margin loans generated from margin lending activity for securities traded in the secondary market are collateralized by client-owned securities. WSI monitors the required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines. Under applicable agreements, clients are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions. Pursuant to the authorization obtained from margin clients, the company further repledges the collaterals to a financial institution to obtain the funding for the margin or other businesses.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
The following table summarizes the amounts of margin loans and clients’ collaterals received and repledged by the Group as of March 31, 2024 and 2023:
	As of March 31,
	2024	2023
Margin loan extended to margin clients*	$1,888,854	$—
Total value of securities held by margin clients	26,036,088	119,381,800
Margin loan received from financial institutions**	1,854,625	639,483
Total value of securities repledged to financial institutions	5,905,663	2,032,417
*	The amount includes margin loan receivables from WGI totaling $3.6 million, net of client payables to WGI amounting to $1.7 million as of March 31, 2024.
**	Recorded in Payable to Brokers and Clearing Organizations
11.	SHARE-BASED COMPENSATION
On October 4, 2021, the Group entered into an agreement with an employee to grant 3.5% or 700 restricted shares of Waton Corporation Limited, the parent of the Group. The vesting period of the restricted shares was as following:
i) 1% shares are vested on the sixth month from the grant date;
ii) 1% shares are vested on the ninth month from the grant date;
iii) the remaining 1.5% share are vested on the fifteenth month from the grant date.
The fair value of restricted shares granted at the grant date was $1,078,000.
The following table summarizes the restricted shares activities for the years ended March 31, 2024 and 2023:
	Number of restricted shares	Weighted average grant date fair value
Unvested and outstanding as of March 31, 2023	—	—
Vested	—	—
Cancelled	—	—
Unvested and outstanding as of March 31, 2024	—	—
Vested and outstanding as of March 31, 2024*	700	1,540
*	Among the vested 700 shares, 300 restricted shares were not issued as of the date of this filing.
The Group calculated the fair value of restricted shares granted using income approach, which utilized a discounted cash flow model with the assistance of an independent valuation specialist. Judgements and assumptions used in the discounted cash flow model included future revenues, discount rate, growth rate, weighted average cost of capital, capital expenditures and lack of marketability discounts.
The Group recognized share-based compensation of nil and $379,867 for the years ended March 31, 2024 and 2023, respectively. The outstanding unamortized share-based compensation was nil as of March 31, 2024. WSI did not recognize any income tax benefits from stock-based compensation arrangements during the year ended December 31, 2023 as it is not deductible for income tax purpose in WSI.
12.	REGULATORY CAPITAL REQUIREMENTS
The Group’s broker-dealer subsidiary, WSI, which is located in Hong Kong, is subject to capital requirements determined by its respective regulator, the Securities and Futures (Financial Resources) Rules and the Securities and Future Ordinance. Regulatory capital requirements could restrict the operating subsidiary from expanding its business and declaring dividends if its required capital does not meet regulatory requirements. As of March 31, 2024 and 2023, WSI is required to maintain minimum liquid capital of $383,342 (HK$3.0 million) and was in compliance with its regulatory capital requirements.

WATON FINANCIAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share data or otherwise noted)
13.	COMMITMENTS AND CONTINGENCIES
From time to time, the Group may be a party to various legal actions arising in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the years ended March 31, 2024 and 2023, the Group is not aware of any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Group’s consolidated financial position, results of operations, and cash flows. During the year ended March 31, 2024, the Company and WSI signed agreements with each of an advisor and an employee that offered share-based award of 49,055 and 2% of the Company’s shares, respectively, in exchange of their services. However, the grant date for such awards were not yet established as of March 31, 2024, and therefore share-based payment relating to these agreements as a result has not yet been recognized.
14.	SUBSEQUENT EVENTS
The Group has evaluated subsequent events to the balance sheet date of April 1, 2024 through September 6, 2024, the date of issuance of the consolidated financial statements. There were no other subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

Waton Financial Limited

[•] Ordinary Shares
Until and including [•], 2024 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
No dealers, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Prospectus dated [ ], 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Our third amended and restated memorandum and articles of association, which we expect to adopt and to become effective immediately prior to the completion of this offering, empowers us to indemnify our directors and officers against certain liabilities they incur by reason of their being our director or officer.
We expect to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our director or officer.
The underwriting agreement in connection with this offering will also provide for indemnification of us and our officers, directors or persons controlling us for certain liabilities.
We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.
During the past three years, our Company has issued securities to certain founding shareholder which were not registered under the Securities Act. We believe that each of the issuances was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities. For the history of our share issuances and significant changes in the ownership of our Ordinary Shares, see “Description of Share Capital—History of Share Capital” and “Principal Shareholders.”
ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits
See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.
(b) Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.
ITEM 9.	UNDERTAKINGS.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX
Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant (currently effective)
3.2*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Specimen Certificate for Ordinary Shares
5.1*	Opinion of Carey Olsen Singapore LLP regarding the validity of the Ordinary Shares being registered
8.1*	Opinion of Carey Olsen Singapore LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Han Kun Law Offices LLP regarding certain Hong Kong tax matters (included in Exhibit 99.2)
8.3*	Opinion of Hunter Taubman Fischer & Li LLC regarding certain U.S. tax matters
10.1*	Form of Indemnification Agreement with the Registrant’s directors and executive officers
10.2*†	Form of Employment Agreement between the Registrant and its executive officers
10.3*	[Agreement with Shenzhen Jinhui Technology Co., Ltd. in 2023]
10.4*	[Agreement with Wealth Guardian Investment Limited in 2023]
16.1	Letter from MaloneBailey, LLP regarding change in registrant’s certifying accountant
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of UHY LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Carey Olsen Singapore LLP (included in Exhibit 5.1)
23.3*	Consent of Han Kun Law Offices LLP (included in Exhibit 99.2)
23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 8.3)
24.1*	Power of Attorney
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation of the Registrant
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Han Kun Law Offices LLP regarding certain Hong Kong law matters
99.3*	Consent of Mr. FUNG Chi Kin Independent Director Nominee
99.4*	Consent of Mr. DU Haibo Independent Director Nominee
99.5*	Consent of Mr. Harold Steve Suarez Independent Director Nominee
99.6*	Consent of Frost & Sullivan
107*	Filing Fee Table
*	To be filed by amendment
†	Executive Compensation Plan or Agreement

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [ ] day of [ ], 2024.
Waton Financial Limited

By:
ZHOU Kai
Chief Technology Officer,
Chairman of the Board of Directors
(Principal Executive Officer)
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
	Chief Technology Officer, Chairman of the Board (Principal Executive Officer)	[ ], 2024
Name: ZHOU Kai

	Chief Financial Officer (Principal Accounting and Financial Officer)	[ ], 2024
Name: WEN Huaxin

	Chief Executive Officer, Director	[ ], 2024
Name: CHU Chun On Franco

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY, on [ ], 2024.
[ ]

By:
	Name:	[ ]
	Title:	[ ]